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REGISTRANT'S NAME Shanghai Industrial Holdings

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

MAY 07 2007

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 05160

FISCAL YEAR 12-31-06

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DAT : 5/2/07

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED



Annual Report 2006

STOCK CODE: 363

Contents

2	Corporate Information
3	Information for Shareholders and Financial Calendar
4	Chairman's Statement
8	Group Business Structure
9	Business Review, Discussion and Analysis
20	Financial Review
27	Corporate Governance Report
42	Directors' and Senior Management Profiles
52	Directors' Report
61	Independent Auditor's Report
63	Consolidated Income Statement
64	Consolidated Balance Sheet
66	Balance Sheet
67	Consolidated Statement of Changes in Equity
69	Consolidated Cash Flow Statement
72	Notes to the Financial Statements
146	Five-Year Financial Summary
147	Notice of Annual General Meeting
151	Glossary of Terms

Corporate Information

Directors

Executive Directors

Mr. Cai Lai Xing *(Chairman)*
Mr. Cai Yu Tian *(Vice Chairman & Chief Executive Officer)*
Mr. Qu Ding *(Vice Chairman & Executive Deputy CEO)*
Mr. Lu Ming Fang
Mr. Ding Zhong De
Mr. Qian Shi Zheng *(Deputy CEO)*
Mr. Yao Fang
Mr. Tang Jun

Independent Non-Executive Directors

Dr. Lo Ka Shui
Prof. Woo Chia-Wei
Mr. Leung Pak To, Francis

Board Committees

Executive Committee

Mr. Cai Lai Xing *(Committee Chairman)*
Mr. Cai Yu Tian
Mr. Qu Ding
Mr. Lu Ming Fang
Mr. Qian Shi Zheng
Mr. Yao Fang

Audit Committee

Dr. Lo Ka Shui *(Committee Chairman)*
Prof. Woo Chia-Wei
Mr. Leung Pak To, Francis

Remuneration Committee

Dr. Lo Ka Shui *(Committee Chairman)*
Prof. Woo Chia-Wei
Mr. Leung Pak To, Francis
Mr. Qu Ding
Mr. Hu Zi Li

Company Secretary

Ms. Wong Mei Ling, Marina

Qualified Accountant

Mr. Lee Kim Fung, Edward

Authorised Representatives

Mr. Cai Yu Tian
Ms. Wong Mei Ling, Marina

Registered Office

26th Floor, Harcourt House,
39 Gloucester Road, Wanchai, Hong Kong
Telephone : (852) 2529 5652
Facsimile : (852) 2529 5067
Email : enquiry@sihl.com.hk

Auditor

Deloitte Touche Tohmatsu

ADR Depository Bank

The Bank of New York
Investor Relations
P.O. Box 11258, Church Street Station
New York, NY 10286-1258

Company Stock Code

Stock Exchange	:	363
Bloomberg	:	363 HK
Reuters	:	0363. HK
ADR	:	SGHIY

Company Website

www.sihl.com.hk

Information for Shareholders

Shareholder Enquiries

Company Contact Details

Company Secretarial Department

Address	:	26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong
Telephone	:	(852) 2876 2317
Facsimile	:	(852) 2863 0408

Share Registrar

Secretaries Limited

Address	:	26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong
Telephone	:	(852) 2980 1766
Facsimile	:	(852) 2861 1465

Dividend

2006 Interim Dividend of HK22 cents per share was paid to Shareholders on 3rd October 2006.

2006 Proposed Final Dividend of HK30 cents per share will subject to Shareholders' approval be paid to Shareholders on or about 8th June 2007.

Closure of Register of Members

The Register of Members of the Company will be closed from Monday, 28th May 2007 to Wednesday, 30th May 2007, both days inclusive, during which period no transfer of shares will be effected. Notice of Divdend will be despatched to Shareholders on or about Friday, 8th June 2007. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrar by 4:30 p.m. on Friday, 25th May 2007.

Financial Calendar

2006 Interim Results	Announced on Wednesday, 23rd August 2006
2006 Final Results	Announced on Friday, 20th April 2007
Annual Report 2006	To be posted to Shareholders on or before Monday, 30th April 2007
2007 Annual General Meeting	To be held on Wednesday, 30th May 2007 at 3:00 p.m.
Register of Members	To be closed from Monday, 28th May 2007 to Wednesday, 30th May 2007, both days inclusive
Record date for 2006 Final Dividend	Wednesday, 30th May 2007
Notice of 2006 Final Dividend	To be despatched to Shareholders on or about Friday, 8th June 2007

Chairman's Statement



During the year, the Group went through a period of strategic changes. Seeking breakthroughs while consolidating its existing core businesses; developing new opportunities while taking part in the restructuring of state-owned assets and identifying new market positioning in the course of developing key strategies --- these strategic moves are expected to strengthen the Group's core businesses, broaden its profit base, and create new opportunities for its future development. The prospects of the PRC economy attract the attention of the investors in the capital market. This, together with the recovery of the Hong Kong economy, has provided the Group a clear direction for its development over the next decade. With a solid foundation, the Group is well positioned to share its success with its Shareholders.

Broadening profit base with encouraging business growth

The overall business growth of the Group for 2006 was encouraging. Turnover increased by 13.7% to HK$6,851 million. Profit attributable to shareholders grew by 22.4% to HK$1,258 million. Basic earnings per share increased by 21.5% to HK$1.30.

Among the Group's various business segments, profit growth for the infrastructure facilities business was the highest. Profit contribution from the segment increased by 230.9% to HK$615 million. Net profit from recurring operations of consumer products business increased 27.1% to HK$595 million as Huizhong Automotive achieved a turnaround in profits, and profits from the tobacco and printing businesses continued to grow. Net profit from recurring operations of medicine business dropped by 31.0% to HK$163 million. The decrease was mainly attributable to effects arising from the change in rules and regulations towards the pharmaceutical industry in Mainland China and the fact that the comparative figures included profit contributions from Sunve Pharmaceutical and other investment projects which were disposed last year. After deducting exceptional gains generated from the disposal of strategic investment projects in previous year, losses in technology information business has been reduced from HK$46.40 million to HK$10.42 million.

The Board of Directors has recommended a final dividend of HK30 cents per share. Together with the interim dividend of HK22 cents per share paid during the year, the total dividend for the year amounted to HK52 cents. The dividend payout ratio is 40%.



Implementing necessary measures to strengthen core businesses

The Group is committed to focus on its core businesses, in particular, the infrastructure facilities and medicine segments, striving to increase profits and to enhance the competitiveness of the enterprises in order to sustain profit growth.

The widening and alteration works of the Hu-Ning Expressway (Shanghai Section) commenced during the year, doubling the original dual carriageway with four lanes to a dual carriageway with eight lanes. With support from the relevant authority of the Shanghai Municipal Government, the Group shall receive compensations for the deficiency in toll revenue brought about by the widening and alteration works during the construction period. This would reduce the overall investment risks of the Group in the expressway, and ensure that income from the project would not be adversely affected by the widening and alteration works, scheduled for completion in 2008. By then, the traffic flow of the expressway will increase significantly. In the meantime, the Group is committed to identify other high quality toll road projects in order to broaden the income stream of the infrastructure facilities business.



In accordance with its established development strategies, General Water of China continued to focus on investment, operation and management in the water services industry. Three investment projects were added during the year, bringing the number of contracted projects to 14, with a scheduled daily treatment capacity of nearly 4.3 million tonnes. General Water of China has become one of the most influential water services enterprises in China. Projects that have commenced operation went smoothly. Adjustment in water prices underwent changes in an orderly manner. The BOT projects were implemented as planned, and the revenue of water services business remained steady and satisfactory. The company is now staying on a growth track. The Group will capitalise on opportunities brought about by the society's awareness of environmental protection and the opening of the water services market in Mainland China. The strategies of investing in the water services industry and the outcomes were in general well received by the market.

Chairman's Statement



During the year, the Group initiated and implemented various measures, in particular, "Intellectual Property Management System", "Research and Development Incentives Scheme" and "Innovative Applied Research and Development Projects Funding Scheme", in order to advocate and encourage innovation of its enterprises to enhance their competitiveness. Satisfactory results were achieved. The commercialization of the three State Category I New Drugs of the Group proceeded as planned: "Kai Li Kang" was launched in the market in April 2006 and brought to over 100 A-grade hospitals successfully. Obtaining production approval in April 2006, the GMP Certificate of the manufacturing facilities of "Oncorine" (H101 project) was obtained in July and the product was available for sale in the market by October. The construction and trial operation of the GMP factory of the "TNF" project was completed, and applications for production approval were in progress. The innovation and independent development of MicroPort Medical made another achievement and was awarded second prize of 2006 State Technology Advancement.

Member companies of the Group that are engaged in the consumer products business are all well established, with excellent reputations, and maintaining prominent positions in the market. Through expanding market shares, cost reduction measures and uplifting of product qualities, these companies are expected to maintain steady growth in future.

Reinforcing capital operation and optimizing business structure

During the year, the Group successfully completed the share reform plans for SI Pharmaceutical and Bright Dairy, the two A-Share companies listed in Shanghai. In 2006, exceptional losses totalling HK$243 million were incurred by the Group. After the share reforms, the Group held a stake of 43.62% and 25.17% tradable shares of SI Pharmaceutical and Bright Dairy respectively. The market capitalization of the two companies amounted to HK$17.5 billion in total, representing a significant uplift in market value *(The calculation is based on the closing price of the relevant shares in the A Shares market of the Shanghai Stock Exchange as at 20th April 2007).* The companies' financing capabilities were expanded and opportunities in capital operation were seen.

The Group disposed of its equity interest in Pudong Container during the year and entirely divested its port container business. An after-tax exceptional gain of HK$244 million was recorded, allowing resources reallocation and optimization of businesses for the Group.

The investment portfolio of the Group consists of many high quality business projects. By exerting more efforts in capital operation, the Group aims to realize the underlying value of its assets and to smoothly reconfigure its business structure within the shortest possible period.

Prospects

The economy of Mainland China has continued to grow, with the gradual opening of the capital markets and acceleration in capital market reforms. Along with continuous improvement and adjustments in industry policies, the Group is faced with unprecedented development opportunities. By capitalizing on its unique position with Shanghai background, it will integrate into a new round of the economic development plans in Shanghai, identify new opportunities in the restructuring of state-owned assets, strive to achieve scalable acquisitions and tap into new business segments.

Looking ahead, the Group will count on the stable development of the consumer products business and concentrate its investments in the infrastructure facilities and medicine businesses and consider tapping into the real estate business, so as to maintain sustainable growth in operating profit. Meanwhile, efforts will be devoted to capture opportunities arising from the new trend of capital development in Hong Kong and Mainland China. The Group will endeavour to take advantage of the capital market conditions in both Hong Kong and China and to further optimize capital structure of the Group. Resources will be consolidated in core businesses and efforts will be made to add value to its assets and increase return from investments in order to maximize shareholders' value.

Shanghai Industrial celebrated its 10th anniversary of listing in the market in 2006. On behalf of the Board of Directors, I wish to thank our Shareholders, financial institutions and business partners for their unswerving support in the past 10 years, and extend my sincere gratitude to our management team and staff members for their dedication and contribution to the Group.

Cai Lai Xing
Chairman

Hong Kong, 20th April 2007

Group Business Structure

At 31st December 2006

Shanghai Industrial Holdings Limited

- **Infrastructure Facilities**
  - **Toll Roads**
    - Hu-Ning Expressway (100%)
    - Yongjin Expressway (30%)
  - **Water Services**
    - General Water of China (50%)
- **Medicine**
  - **Chinese Medicine and Health Food**
    - Hangzhou Qingchunbao (55%)
    - Huqingyutang Pharmaceutical (51%)
    - Liaoning Herbapex (55%)
    - Xiamen TCM (61%)
  - **Biomedicine**
    - Guangdong Techpool (51%*)
    - Sunway Biotech (70.41%)
  - **Chemical Medicine**
    - Changzhou Pharmaceutical (58.16%*)
  - **Medical Equipment**
    - MicroPort Medical (19.14%)
    - Shanghai Medical Instruments (99%*)
- **Consumer Products**
  - **Tobacco**
    - Nanyang Tobacco (100%)
  - **Dairy**
    - Bright Dairy (25.17%)
  - **Printing and Paper Products**
    - Wing Fat Printing (93.44%)
  - **Automobiles and Parts**
    - Huizhong Automotive (50%)
    - SIIC Transportation Electric (30%)
  - **Supermarket Chains**
    - Lianhua Supermarket (21.17%*)
- **Others**
  - **Information Technology**
    - SMIC (9.85%)
    - Shanghai Information Investment (20%)

* *The said interests are held by SI Pharmaceutical*

Business Review, Discussion and Analysis

The Group continued to perform well during the year ended 31st December 2006. Turnover increased 13.7% to HK$6,851 million. Profit attributable to shareholders increased remarkably by 22.4% to HK$1,258 million. Basic earnings per share increased by 21.5% to HK$1.30.

Net profit from recurring operations of infrastructure facilities, medicine and consumer products businesses amounted to HK$371 million, HK$163 million and HK$595 million, accounting for 33.2%, 14.6% and 53.2% of the Group's Net Business Profit before Exceptional Items respectively.

Highlights

	2006 HK$'000	2005 HK$'000
Turnover	**6,851,023**	6,025,285
Gross profit	**2,543,945**	2,305,580
Profit before taxation	**1,736,712**	1,449,603
Profit attributable to shareholders	**1,257,778**	1,027,940
Total dividend for the year	**HK52 cents**	HK42 cents
Earnings per share		
– Basic	**HK$1.30**	HK$1.07
– Diluted	**HK$1.29**	HK$1.06

Infrastructure Facilities

Commencing Hu-Ning Expressways' widening and alteration works and committing further investments in water services

Toll Roads

The 26-kilometre long Hu-Ning Expressway (Shanghai Section) is one of the busiest transportation trunk routes in the Yangtze River Delta region. During the year, the traffic flow of the section reached 22.89 million vehicles, representing an increase of more than 50% compared with the previous year. The significant increase was mainly due to the rapid upturn of the traffic flow following the completion of the widening works of the Hu-Ning Expressway (Jiangsu Section) at the end of 2005 and the commencement of the road works of Hu-Jia Expressway in October of the year.

The widening and alteration works of the Hu-Ning Expressway (Shanghai Section) commenced during the year, doubling the original dual carriageway with four lanes to a dual carriageway with eight lanes. While successfully securing

Business Review, Discussion and Analysis



favourable terms to limit the capital commitment of the Group in respect of the construction work to HK$1,680 million, the Group is entitled to receive compensation for the deficiency in toll revenue during the three years construction period. The toll revenue and compensation received in 2006 amounted to HK$452 million. The arrangement would reduce the overall investment risks of the Group in expressways, and ensure that income from the projects would not be adversely affected by the widening and alteration works. Upon completion of the works, the traffic flow of the expressway will increase significantly and contribute to the sustainable profit growth.



As at 31st December 2006, the Group invested a total of approximately HK$700 million for the widening and alteration works of the Hu-Ning Expressway (Shanghai Section). The whole project is expected to be completed in 2008.

The 70-kilometre long Yongjin Expressway (Jinhua Section) starts from Shengzhou, Zhejiang in the east, and ends at the transportation hub of the Jinhuachuan Village in the west, passing through Jinhua, Yiwu and Dongyang. The Yongjin Expressway (Jinhua Section) was in its first year of operation in 2006 after completion of its construction work at the end of December 2005, with annual toll revenue amounted to HK$107 million. The second half toll revenue of the year increased 15.9% over the first half showing signs of improvement in traffic flow.

The completion and operation of the Zhuyong Expressway and the Ningbo Chengxi route which cut across the Yongjin Expressway is expected to further improve the traffic flow of the Yongjin Expressway (Jinhua Section).

Business Review, Discussion and Analysis



Water Services

In accordance with its established development strategies, General Water of China continued to focus on the operational management of its existing projects and to further invest in new water services projects. During the year, three new projects were added to General Water of China, namely, the sewage project in central Wenzhou, the city water supply project of Suifenhe and the sewage treatment project in the river east of Xiangtan. The total investment required for the projects will exceed HK$120 million, adding daily water supply and sewage treatment capacity of 410,000 tonnes. General Water of China has concluded a total of 14 investment projects in nine cities nationwide in the areas of water sources, water supply and sewage up till 31st December 2006, with a scheduled daily treatment capacity of 4,299,000 tonnes, being daily water supply capacity of 2,875,000 tonnes and daily sewage treatment capacity of 1,424,000 tonnes.

While continuing to explore new markets, General Water of China strived to complete the construction work of various BOT projects on schedule and get ready for commencement of operation. During the year, the adjustment of water supply prices proposed by Bengbu GWC was approved by the relevant government authorities. The increment ranges from 8% to 36%. Reforms for utilities prices are underway in Mainland China, and this is expected to further benefit the water supply projects owned by the company.

As for BOT/BOO projects, the water sewage treatment project of Huzhou was generally completed and will commence operation in 2007. The reservoir works in Tiger Lake, Huzhou is still in progress. The construction of a 40-kilometre water induction pipeline network will commence in the third quarter of 2007, and the construction of the reservoir is expected to be completed in 2008. The construction of the pipeline network of the Chongqing sewage treatment project was completed at the end of 2006 and will commence operation in the first half of 2007. The construction of the sewage treatment project in Shenzhen and the sewage (phase I) project in eastern Wenzhou is still in progress, and is expected to be completed in 2007.

Business Review, Discussion and Analysis

	Project name	Project type	Daily production capacity	Share of interest of General Water of China	Location
1.	Sewage treatment project in the new district of eastern Huzhou	Sewage treatment	50,000 tonnes	100%	Zhejiang
2.	Water supply project in Xiangtan	Water supply	425,000 tonnes	70%	Hunan
3.	Water supply and sewage treatment project in Changshou Chemical Industrial Zone	Water supply	240,000 tonnes	100%	Chongqing
		Sewage treatment	40,000 tonnes		
4.	Water generation project in Xiamen	Water generation	995,000 tonnes	45%	Fujian
5.	Sewage treatment project in Xiamen	Sewage treatment	784,000 tonnes	55%	Fujian
6.	Water supply project in Bengbu	Water supply	425,000 tonnes	60%	Anhui
7.	Project on sewage treatment plant in Longhua, Shenzhen	Sewage treatment	150,000 tonnes	90%	Guangdong
8.	Water supply project in Xianyang	Water supply	180,000 tonnes	50%	Shaanxi
9.	"Yinshi Guo Wei" water supply project in Xianyang	Water supply	300,000 tonnes	100%	Shaanxi
10.	Project on reservoir and water induction works in Tiger Lake, Huzhou	Water supply	200,000 tonnes	99%	Zhejiang
11.	Sewage treatment project in eastern Wenzhou	Sewage treatment	100,000 tonnes	100%	Zhejiang
12.	Sewage treatment project in central Wenzhou	Sewage treatment	200,000 tonnes	70%	Zhejiang
13.	City water supply project in Suifenhe	Water supply	110,000 tonnes	100%	Heilongjiang
14.	Sewage treatment project in river east of Xiangtan	Sewage treatment	100,000 tonnes	100%	Hunan

During the year, the Group sold all of its equity interest in Pudong Container for a consideration of HK$447 million. The disposal enabled the Group to further optimize its business structure and generated an after-tax exceptional gain of approximately HK$244 million for the Group.

Business Review, Discussion and Analysis

Medicine

Endeavoring to improve profitability of pharmaceutical business and enhancing vulnerability to industry fluctuations

The operating environment of the overall medicine industry in Mainland China went through significant changes in 2006 which adversely affected the operation of the pharmaceutical companies generally. Various measures were adopted to enhance the profitability of the Group's medicine business and to enhance its vulnerability to industry fluctuations, in particular, to advocate and encourage innovation of its enterprises to enhance their competitiveness; to strive for commercialization of the three State Category I New Drugs of the Group; to achieve an impressive growth rate in the sales of health food and OTC drugs which offset the adverse impacts brought by the declining sales of prescription drugs; and to maintain the persistent high growth rate of profit contribution from MicroPort Medical.







During the year, the Group introduced various measures, in particular, "Intellectual Property Management System", "Research and Development Incentives Scheme" and "Innovative Applied Research and Development Projects Funding Scheme", in order to advocate and encourage innovation of its enterprises to enhance their competitiveness.

Among the Group's three State Category I New Drugs, "Kai Li Kang" was launched in the market in April 2006, and accepted by over 100 A-grade hospitals. After the new drug certificate of "Oncorine" (H101 project) was obtained in 2005, the GMP certificate was issued in July of the year and the product was launched in the market in October. The construction and trial operation of the GMP plant for the "TNF" project was completed. The application of production approval was in progress.

Chinese Medicine and Health Food

During the year, the sales of "Qingchunbao" health food and OTC drugs series resumed growth. Sales of health food series increased by 15.2% compared with last year. The sales of "Qingchunbao" Anti-ageing Tablets, an OTC drug increased remarkably by 26.2% to HK$238 million. Nevertheless, due to the adverse news relating to other products in the industry and the change in rules and regulations towards the pharmaceutical industry in Mainland China, the overall sales of the prescription drugs of the Group declined. This has offset the growth of OTC drugs and health food businesses.



Business Review, Discussion and Analysis

Biomedicine

Guangdong Techpool is one of the manufacturers with the most comprehensive range of urinary protein products in Mainland China. Its major product, "Techpool Luoan", is an exclusive product range in Mainland China. The company continued to expand the development of Techpool Luoan's application in the area of critical illnesses, and focused in the development of narcotic, burns, etc. with satisfactory results. During the year, the product achieved sales revenue of HK$134 million, an increase of 7.2% compared with last year.



Chemical Medicine

During the year, "Changzhou Pharmaceutical" brand series of chemical medicines recorded a turnover of more than HK$300 million. Major medicine sales were satisfactory. Sales of "Captopril Tablets" and "Compound Reserpine Tablets" increased by 18.8% and 15.5% respectively. Several major raw pharmaceuticals of the Company, namely "Raw Captopril", "Raw Hydrochlorothiazide", achieved a satisfactory increase in sales of over 21.0% and 14.9% during the year. This has offset the adverse effect bought by the decrease in sales of "Raw Qiangli Meisu".

In addition, the Changzhou Pharmaceutical Factory, a subsidiary of Changzhou Pharmaceutical was permitted in early 2007 as the first 10 manufacturing enterprises supplying basic medicines for cities, communities and villages in Mainland China, contributing positively to the medicine sales of the company. The said basic medicines include "Paracetamol Tablets", "Compound Reserpine Tablets", "Metformin Hydrochloride Tablets" and "Atropine Sulfate Injection".

Medical Equipment

In 2006, the business of MicroPort Medical continued its rapid development, further enhancing and expanding its sales. In particular, the sales network of "Firebird Rapamycin-Eluting Coronary Stents" expanded into countries in the EU, Latin America, Japan and Southeast Asia, with accumulated sales of over 100,000 pieces. In 2006, the company's innovation and independent development was recognized through technology awards and honours of the State and locality, including a second prize for the 2006 State Technology Advancement in the design and key production technology for "Coronary Drug Stents".



Business Review, Discussion and Analysis

Sales of Major Products in 2006

Product Name	Type/Indication	Sales RMB'000	Change %
"Dengfeng" Shen Mai Injection	Cardiovascular	**270,514**	-19.5%
"Dengfeng" Dan Shen Injection	Cardiovascular	**120,583**	-1.9%
"Huqingyutang" Stomach Rejunvenation Tablets	Gastritis	**82,182**	-4.5%
"Herbapex" Rupixiao Tablets	Gynaecological	**110,778**	-11.3%
"Dinglu" Xinhuang Tablets	Anti-bacterial, anti-inflammatory, pain relieving	**80,666**	+6.7%
"Qingchunbao" Anti-ageing Tablets	Immunity strengthening	**245,521**	+24.2%
"Qingchunbao" Yongzhen Tablets	Health food	**32,043**	+23.4%
"Qingchunbao" Beauty Capsules	Health food	**52,504**	-14.1%
"Huqingyutang" Herba Dendrobium Grain	Health food	**49,287**	-2.7%
"Techpool Luoan"	Urinary trypsin enzyme inhibitor	**137,970**	+5.2%
"Changzhou Pharmaceutical" Captopril Tablets	Anti-hypertension	**79,330**	+18.8%
"Changzhou Pharmaceutical" Qiangli Meisu	Raw pharmaceuticals	**52,221**	-46.7%

Consumer Products

Maintaining sustainable business growth in consumer products business and setting foundation of growing profit

Nanyang Tobacco and Wing Fat Printing are the Group's core businesses in consumer products segment. Both of them are maintaining sustainable business growth. The automobiles market in China showed signs of improvement. The persistent increase in sales of automobiles boosted the profitability of the manufacturers of automotive parts. This has offset the adverse impact arising from the decline in profits of Bright Dairy towards the consumer products business.

Tobacco

During the year, turnover for Nanyang Tobacco increased by 7.8% to HK$1,638 million, while its net profit after deducting non-recurring factors in the previous year increased 2.4% to HK$328 million. During the year, Nanyang Tobacco focused its efforts to align with the market structure and enhance product quality. It also continued to strengthen its internal

Business Review, Discussion and Analysis

control and technology enhancement. Nanyang Tobacco, whose products are mainly for exports, has expanded its markets to include Thailand, the Middle East, Australia, New Zealand as well as Indonesia. Sales volume in the tax-free market and the PRC market respectively increased remarkably by 30% during the year.



During the year, Nanyang Tobacco implemented a technical alteration for cut tobacco in accordance with a comparison analysis result of different technical parameters of cut tobacco processing. Apart from improving the product quality of the tobacco, the alteration also reduced the aggregate consumption of materials. Also, the company established a series of procurement procedures in respect of strengthening the quality control of raw tobacco, so as to strictly control inventory, minimize material consumption and enhance corporate efficiency.



Dairy

As consumption in Mainland China becomes more sophisticated, demand for quality products by consumers continued to increase. On the other hand, competition changed from low-end price competition to high-end technology and product competition. The competitive environment is becoming more intense. In 2006, turnover of Bright Dairy amounted to HK$7,002 million, an increase of 4.5% over previous year; while net profit declined 27.6% to HK$148 million.

During the year, by capitalizing on the "Fiftieth Anniversary of the "Bright" Brand", Bright Dairy organized a series of marketing and sales activities, attracting more than 6,000 outlets nationwide. Following the award of the "2005-2006 State Outstanding Leading Enterprise of Food Industry" given by the China Food Industry Association, Bright Dairy was awarded the title of "The Most Competitive Brand in China" by the Ministry of Commerce, which reflecting the reputation of Bright Dairy in the market.

The eighth yogurt production plant of Bright Dairy was in trial operation during the year. The high automation and scale of production of the yogurt plant will rank foremost in Mainland China and worldwide with a scale of operation for 650 tonnes in daily production capacity after completion.

Printing and Paper Products



The recent development of Wing Fat Printing was characterized by its divisionalised and vertical integration strategy. While expanding its printing business, Wing Fat Printing increased its stakes in various well performed projects. This strategy was proved to be effective. During the year, the turnover for Wing Fat Printing increased by 48.15% to HK$1,400 million. Net profit grew 18.4% to HK$149 million. In 2006, Wing Fat Printing further expanded its business of cigarette box production in Mainland China under the favourable CEPA policy. Total sales of cigarette box packaging recorded a significant increase of 55.76% over last year.

In recent years, Wing Fat Printing has gone through rapid developments. Packaging materials sold to Nanyang Tobacco accounting for the company's total business volume were declining. Apart from cigarette box packaging, Wing Fat Printing also engaged in paper manufacturing. The business ventures of the company were located in provinces in Zhejiang, Henan, Hebei, Shandong, Sichuan, Guangdong and Guangxi. This has enabled Wing Fat Printing to take the full competitive advantage for regional resources and distribution. To further expand its production capacities, the company established new factories through Huzhou Tianwai Paper and Jinan Quanyong Printing while Zhejiang Rongfeng Paper added a production line for the manufacturing of cork paper.

The demand for high quality paper for printing products and packaging is expected to remain strong as a result of rapid economic development and the technological advancements of related industries. Looking ahead, Wing Fat Printing will continue to expand its business, and to structure its products in accordance with market demands and increase the competitiveness of its products through technological improvement and cost controls.

Automobiles and Parts



The automobiles market in Mainland China showed signs of improvement in 2006 following two years of sluggish growth. It is expected that this growth momentum will remain in 2007. Nevertheless, the market became increasingly competitive with the presence of additional brands, both local and overseas as well as joint ventures. Meanwhile, domestic brands sought to expand overseas penetrating such major markets as Russia, the Middle East, South America and Africa.

Business Review, Discussion and Analysis



During the year, Huizhong Automotive's results rebounded through market exploration and cost reduction efforts. Turnover increased by 43.0% to HK$5,533 million. Currently, the company mainly focused in the sales of parts, while the sales of automobiles only accounted for approximately 19.8%. The sales of parts remained focused on selling accessories to Shanghai Volkswagen, followed by selling accessories to Shanghai General Motors. In 2006, the company continued to take part in the domestic production projects of accessories for Shanghai Volkswagen, Shanghai General Motors, Shanghai Automotive, and completed the domestic production projects of FAW Volkswagen, Jinbei, Nanya, Ford and Tianjin FAW.

SIIC Transportation Electric recorded satisfactory results during the year. Net profit increased by 134.5% to HK$68.84 million and turnover increased by 33.6% to HK$443 million. The aggregate sales of automatic windows, a major product of the company, grew 44.2% to HK$170 million. Sales of exported goods of the company increased by 28.63% during the year.

Supermarket Chains

During the year, the turnover for Lianhua Supermarket grew 15% to HK$1,597 million. Profit attributable to shareholders remained steady this year of HK$235 million. During the year, the number of stores of Lianhua Supermarket reached 107, of which 78 were located in eastern China. As at 31st December 2006, the total number of stores directly and jointly operated by Lianhua Supermarket reached 3,716 (excluding stores operated by the associates), of which 50% were franchised stores. Franchise is an important and effective means for the company to expand its network. During the year, Lianhua Supermarket had granted 259 additional franchises, in which 127 were supermarkets and 132 were convenience stores.

To streamline the shareholding structure among Lianhua Supermarket, Century Lianhua and Lianhua e-Commerce and enhance overall management efficiency, the Group transferred its non-controlling interests in Century Lianhua and Lianhua e-Commerce to Lianhua Supermarket during the year, so as to increase Lianhua Supermarket's control over these two projects, and enable the Group to share the investment benefit of these two projects by holding the interests of Lianhua Supermarket.

Others

After deducting exceptional gains generated from the disposal of strategic investment project in previous year, losses in technology information business has been reduced from HK$46.40 million to HK$10.42 million. The net loss of SMIC decreased significantly compared with last year. Turnover increased by 25.1% to HK$11.43 billion. In 2006, SMIC strategically disposed part of its existing equipment, reducing the company's depreciation expenses, and enabling it to


EEPLAC2

further improve its production technology. During the year, the net profit of Shanghai Information Investment increased 42.5% to HK$121 million. During the year, Shanghai Information Investment actively increased its efforts in expanding investments in the education business made use of networks. On the basis of the completion of allocating the education information resources for Distance Education Group, it planned to focus in the cooperation projects on education contents for Distance Education Group and Dongfang Cable and strived to explore and develop the electronic payment and settlement business and related businesses.

In addition, SI Pharmaceutical and Bright Dairy, both listed in the A Shares market of the Shanghai Stock Exchange, completed their share reform plans in June and October of 2006 respectively. The 56.63% non-tradable shares of SI Pharmaceutical and the 30.78% non-tradable shares of Bright Dairy held by the Group were converted to 43.62% tradable shares and 25.17% tradable shares respectively. Although the reforms brought about exceptional losses totalling HK$243 million for the Group, the values of the shares increased significantly following the completion of the reforms. The current market price of the shares of SI Pharmaceutical and Bright Dairy recorded an increase of approximately 127% since the share reform plans were announced, with the market capitalization of the two companies amounted to HK$17.5 billion respectively *(The calculation is based on the closing price of the relevant shares in the A Shares market of the Shanghai Stock Exchange as at 20th April 2007)*.

Financial Review

Key Figures

	2006	2005	Increase
Financial highlights			
Turnover (HK$'000)	**6,851,023**	6,025,285	13.7%
Profit attributable to shareholders (HK$'000)	**1,257,778**	1,027,940	22.4%
Total assets (HK$'000)	**23,658,128**	21,972,155	7.7%
Shareholders' equity (HK$'000)	**17,505,381**	16,375,892	6.9%
Share information			
Earnings per share – basic	**HK$1.30**	HK$1.07	21.5%
Dividend per share	**HK52 cents**	HK42 cents	23.8%
– interim (paid)	**HK22 cents**	HK20 cents	10.0%
– final (proposed)	**HK30 cents**	HK22 cents	36.4%
Number of shares in issue (shares)	**968,504,000**	967,533,000	
Financial ratios			
Gearing ratio (Note (1))	**10.0%**	11.2%	
Interest cover (Note (2))	**21 times**	23 times	
Dividend payout ratio	**40.0%**	39.3%	

Note (1): interest-bearing loans/(shareholders' equity + minority interests + interest-bearing loans)
Note (2): (profit before taxation, interest expenses, depreciation and amortisation)/interest expenses


HK Cents
60
50
40
30
20
10
0
2002
2003
2004
2005
2006
Final dividend per share
Interim dividend per share


HK$
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
2002
2003
2004
2005
2006
First half earnings per share
Second half earnings per share


HK$
20
18
16
14
12
10
8
6
4
2
0
2002
2003
2004
2005
2006
Shareholders' equity per share

Financial Review

I Analysis of Financial Results

1 Profit Attributable to Shareholders of the Company

The profit attributable to shareholders for the year 2006 was HK$1,257.78 million, an increase of HK$229.84 million or approximately 22.4% over the year 2005.

The increase in profit attributable to shareholders was mainly due to the compensation for the deficiency in toll revenue from Hu-Ning Expressway, the gain on disposal of an equity stake in Pudong Container and improvement in operating results of some invested entities, which not only off-set the losses resulting from the implementation of share reform plans of SI Pharmaceutical and Bright Dairy, but also generated satisfactory growth in the profit attributable to shareholders.



HK$ million
1400
1200
1000
800
600
400
200
0
2002
2003
2004
2005
2006
Profit for the second half of the year
Profit for the first half of the year

2 Profit Contribution from Each Business

The profit contributed by each business in the Group for the year 2006 and the comparative figures last year was summarized as follows:

	2006 HK$'000	2005 HK$'000	Change %
Infrastructure facilities	**614,694**	185,769	230.9
Medicine	**(52,350)***	235,625	N/A
Consumer products	**566,763#**	467,764	21.2
Information technology	**(10,417)**	45,336	N/A

* *Including loss of HK$214.96 million on share reform of SI Pharmaceutical*

\# *Including loss of HK$27.74 million on share reform of Bright Dairy*

Financial Review

2 Profit Contribution from Each Business (Cont'd)

The infrastructure facilities business recorded an increase in profit of approximately 230.9% for the year, which was mainly attributable to an approximately HK$171.76 million compensation for the deficiency in toll revenue due to the widening and alteration construction of the A11 Expressway received by Hu-Ning Expressway and a gain of approximately HK$243.67 million from the disposal of 10% equity stake in Pudong Container by the Group.

The decrease in profit contribution of the medicine business was mainly due to the inclusion of a disposal gain of Sunve Pharmaceutical of approximately HK$35.25 million in prior year comparative, and the financial performances of some entities for the year were adversely affected by a series of changes in policies towards the pharmaceutical industry in the PRC.

The Group had implemented SI Pharmaceutical's share reform plan, under which all holders of freely transferable shares of SI Pharmaceutical were given three non-freely transferable shares for every ten freely transferable shares held by each such holder. This share reform plan obtained all relevant approvals in June 2006, and the Group recorded a dilution loss of approximately HK$214.96 million.

The consumer products business was hit by a loss of approximately HK$27.74 million resulting from the implementation of Bright Dairy's share reform plan, under which all holders of freely transferable shares of Bright Dairy were given RMB8.46 in cash and 1.2 non-freely transferable shares for every ten freely transferable shares held by each shareholder. In addition, as part of the share reform plan, the Group transferred 44,099,410 non-tradable shares to Danone Asia Pte Ltd.

Excluding the loss of Bright Dairy's share reform plan, the consumer product business recorded an increase in profit contribution of approximately 27.1%. Among various entities under consumer product, the key profit driver for the year was Huizhong Automotive, whose financial results improved as a result of its endeavors in cost reduction and the general improvement in the PRC automobile market conditions. As for major profit contributors, Nanyang Tobacco and Wing Fat Printing, maintained steady growth momentum.

Due to an ongoing inventory correction of some of its customers that have pushed out wafer orders, SMIC recorded an operating loss this year. However the loss has been significantly reduced in comparison with last year.

Full details of the operating performances and progress of individual businesses for the year are contained in the section headed "Business Review, Discussion and Analysis".

Financial Review

3 Turnover

The Group's turnover by principal activities for the year 2006 and prior year comparatives was summarised as follows:

	2006 HK$'000	2005 HK$'000	Increase %
Infrastructure facilities	**276,419**	181,578	52.2
Medicine	**3,729,130**	3,567,264	4.5
Consumer products	**2,845,474**	2,276,443	25.0
	6,851,023	6,025,285	13.7

The turnover of the Group in 2006 increased by approximately 13.7% over 2005, which was mainly driven by the newly consolidated subsidiaries from the medicine and consumer product businesses, as well as the considerable increase of toll revenue of infrastructure facilities.


4.0%
41.6%
2006
54.4%
3.0%
37.8%
2005
59.2%
Infrastructure facilities
Medicine
Consumer products

The completion of expansion and widening works of Hu-Ning Expressway (Jiangsu section) had induced more traffic flow on Hu-Ning Expressway (Shanghai section), resulting in a significant year-on-year increase in toll revenue. In addition, the sales tax on toll revenue was reduced to 3% with effect from 1st June 2005. A full year's impact on this positive factor was accounted for in 2006.

The turnover growth in consumer products business was attributable to the organic growth in turnover of all subsidiaries and contribution of Hebei Yongxin Paper which constituted a consolidating subsidiary since September 2005 that only four months of its turnover was accounted for in the prior year.

The increase in the stake in Huqingyutang Pharmaceutical to 51% by the Group was completed in July 2005, which gave an additional turnover to the medicine business this year since only six months of its turnover was accounted for in the prior year. This has helped offset the adverse impacts on the turnover of the medicine business brought by the changes of policies to the pharmaceutical industry in the PRC and media reports on quality issue of medicine products.

Financial Review

4 Profit before Taxation

(1) Gross profit margin

Gross profit margin for the year was 37.1%, representing a decrease of approximately 1.2 percentage point compared to 38.3% last year. The decrease was attributable to the consolidation of the results of Hebei Yongxin Paper since September 2005, which was engaged in paper production business with relatively lower gross profit margin.

(2) Investment income

The increase in investment income was mainly due to a gain of approximately HK$268.07 million booked this year from the disposal of 10% equity interest in Pudong Container, while investment income for 2005 was mainly derived from the disposal gain on investment in China Netcom (HK) amounting to approximately HK$91.74 million.

(3) Other income

Other income was mainly derived from a compensation received by Hu-Ning Expressway for the deficiency in its toll revenue of approximately HK$171.76 million, representing a significant increase as last year comparative mainly comprised the write back of provisions for the consumer products business and the re-investment tax refund etc.

(4) Share of results of jointly controlled entities

Even though the market sentiment in the PRC automobile industry showed some signs of improvement, automobile and component makers continued to experience tough times amid increasing raw material costs and oil price. Huizhong Automotive, being the major jointly controlled entity of the Group, managed to turn its results around to make profits again by implementing cost reduction and other measures, resulting in an improvement in the share of results of jointly controlled entities.

(5) Share of results of associates

Due to an ongoing inventory correction that some of its customers have pushed out wafer orders, SMIC still recorded a loss this year but in a smaller magnitude; hence the share of results of associates increase this year.

(6) Net gain on disposal of interests in subsidiaries, associates and jointly controlled entities

The Group recorded a net gain on disposal of three medicine entities last year, including Sunve Pharmaceutical and two invested entities of SI Pharmaceutical. In the absence of similar disposal this year, the net gain on disposal of interests decreased significantly.

5 Dividends

The Group adopts a stable growth dividend payout policy. The Board of Directors of the Group has proposed to declare a final dividend of HK30 cents per share, together with an interim dividend of HK22 cents per share, the total dividend amounts to HK52 cents per share for the year. The payout ratio was approximately 40.0%, an increase of 0.7 percentage point as compared with the payout ratio of approximately 39.3% in 2005.

Financial Review

II Financial Position of the Group

1 Capital and Shareholders' Equity

The Group had a total of 968,504,000 shares in issue as at 31st December 2006, which was increased by 971,000 shares as compared with the 967,533,000 shares in issue at the end of 2005. The increase is mainly attributable to the exercise of share options by employees

The Group maintains a stable financial condition. The shareholders' equity, increased by approximately HK$1,129.49 million to HK$17,505.38 million as at 31st December 2006, which was attributable to the net profits and the increase in number of shares in issue for the year after deducting the dividend actually paid during the year.


HK$ billion
18
16
14
12
10
8
6
4
2
0
2002
2003
2004
2005
2006
Shareholders' equity

2 Indebtedness

(1) Borrowings

The Group took advantage of the liquidity in the banking and financial markets, and obtained a five-year term and revolving syndication loan facilities of HK$3 billion during the year through a wholly-owned subsidiary, SIHL Finance Limited. This arrangement not only provides re-financing for part of the existing loans with a lower interest rate, it also retains stand-by facilities at an attractive interest rate level for the Group.

As at 31st December 2006, the total borrowings of the Group amounted to approximately HK$2,186.85 million (2005: HK$2,293.75 million), of which 83.3% (2005: 82.9%) was an unsecured credit facility.

(2) Pledge of assets

As at 31st December 2006, the following assets were pledged by the Group to banks in order to secure general banking facilities granted by these banks to the Group:

(a) plant and machinery with a carrying value of approximately HK$22,857,000 (2005: HK$32,034,000);
(b) leasehold land and buildings with a carrying value of approximately HK$195,494,000 (2005: HK$230,099,000);
(c) motor vehicles with a carrying value of approximately HK$82,000 (2005: HK$165,000); and
(d) bank deposit of approximately HK$560,000 (2005: nil).

In addition, at 31st December 2006, certain of the Group's plant and machinery with a carrying value of HK$180,322,000 (2005: HK$158,548,000) were pledged to an independent third party which provided a guarantee to a bank in respect of a bank loan granted to the Group.

At 31st December 2006, the Group had bank deposits of approximately HK$28.0 million (2005: HK$28.0 million) pledged to banks in respect of banking facilities granted to an associate.

(3) Contingent liabilities

As at 31st December 2006, the Group has given guarantees to banks in respect of banking facilities utilized by Xian Wing Fat, Jinan Quanyong Printing and a third party of HK$64.80 million (2005: HK$19.63 million) in total.

Financial Review

3 Bank Deposits and Short-term Investments

As at 31st December 2006, bank balances and short-term investments held by the Group amounted to HK$6,805.56 million (2005: HK$6,068.40 million) and HK$1,660.11 million (2005: HK$1,070.04 million) respectively. The proportions of US dollars, Renminbi and HK dollars were 59%, 29% and 12% (2005: 47%, 39% and 14%) respectively. Short-term investments mainly consisted of investments such as funds, equity linked notes, bonds and Hong Kong listed shares.

At present, the Group is in a net cash position. While having sufficient working capital and a healthy interest cover, there are sufficient financial resources and fund raising capabilities, the Group is monitoring market situation and seek opportunities to optimize capital structure should needs arise.

III Management Policies for Financial Risk

1 Exchange Rate Risk

The Group mainly operates in China and the Hong Kong Special Administrative Region and the exposure in exchange rate risks mainly arises from fluctuations in the US dollar, HK dollar and Renminbi exchange rates. Exchange rate fluctuations and market trends have always been the concern of the Group. As the HK dollar and Renminbi are both under managed floating systems, the Group, after reviewing its exposure for the time being, did not enter into any derivative contracts aimed at minimising exchange rate risks during the year.

2 Interest Rate Risk

To complement the repayment of the original syndication loan of HK$1,600 million, the Group terminated its related interest rate hedging arrangement during the year. To exercise prudent management against interest rate risk, the Group will continue to review the market trend, as well as its business operation needs and its financial position, in order to identify the most effective interest rate hedging means for the HK$3 billion syndication loan raised in the fourth quarter of the year

3 Credit Risk

The Group's principal financial assets are bank balances and cash, equity and debt investments, trade and other receivables. The Group's trade and other receivables presented in the balance sheet are net of allowances for doubtful receivables. An allowance for impairment is made according to the Group's accounting policy or where there is an identified loss event which, based on previous experience, is evidence of a reduction in the recoverability of cash flows.

With respect to the credit risk of the Group's treasury operations, the Group's bank balances and cash, securities and debt investments must be placed and entered into with financial institutions of good reputation. There are strict requirements and restrictions as to the outstanding amount and credit ratings on equity and debt investments to be held, so as to minimise the Group's credit risk exposure.

Corporate Governance Report

The Company has made considerable efforts to maintain high standard of corporate governance. Throughout these years the Company has continuously devoted to improve its corporate governance system. Moreover, through the establishment of internal control mechanisms, the Company has enhanced transparency and accountability for the operation of its businesses, and has assured that the operating and financial risks as well as the compliance of its business operation are effectively monitored, and Shareholders' interests are thus protected.

During the year, in view of the changes in rules and regulations, the Company had provided professional training to the financial officers of its member companies on matters concerning the implementation of new accounting regulations in Mainland China, principles and requirements of internal control and financial systems, as well as financial risk management. In addition to the internal audit having conducted on all directly owned entities held by the Company, the Company has reviewed the effectiveness of the internal system of the Company and its subsidiaries in accordance with the requirements of the Code of Corporate Governance. The scope of such review covered financial, operational and compliance controls and risk management functions. Furthermore, during the year, the Remuneration Committee had conducted an overall review on the policies and remuneration level for the Directors of the Company as a whole. Adjustments were made to the structure of remuneration package according to the market trend, and basis of determining the discretionary bonus and the cap amount of Directors' remuneration was established.

Corporate Governance Structure

The governance structure of the Company is designed to take into account the multi-discipline and cross-territory attributes of its businesses, with emphasis on highly efficient management. Set out below is the governance structure of the Company:


Board of Directors
Audit Committee
Executive Committee
Remuneration Committee
Management Executives
Investment Appraisal Committee
Hong Kong Headquarters
Shanghai Regional Head Office

Corporate Governance Report

Compliance of Code of Corporate Governance

Throughout the year ended 31st December 2006, the Company has applied the principles and complied with all code provisions of the Code on Corporate Governance Practices as set out in the Appendix 14 to the Listing Rules.

I. Board of Directors

The Board of Directors represents the highest level of authority in the governance structure of the Company. They are mainly responsible for formulating the Company's long term business development strategies and operational direction, monitoring the Group's operations and financial performance, as well as leading and supervising the management to ensure thorough implementation of the Board's resolutions and effective performance of their duties.

Composition of the Board

The Board has eleven members, of whom eight are Executive Directors, namely Mr. Cai Lai Xing, Mr. Cai Yu Tian, Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Ding Zhong De, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun, and three Independent Non-Executive Directors, namely Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis. Mr. Cai Lai Xing and Mr. Cai Yu Tian are the Chairman and the Chief Executive Officer of the Company respectively. The members of the Board comprise experts from various professions who have served in relevant government authorities, enterprises or financial institutions in Mainland China or Hong Kong. They have extensive experience in corporate and financial administration, economic research and asset management. During the year, there was no change in the composition of the Board.

No members of the Board are related among themselves in terms of financial, business and family. Brief biographical details of the Directors and senior management are set out on pages 42 to 51 of this annual report and published in the Company's website *www.sihl.com.hk*. In all corporate communications, the Company had disclosed the composition of the Board according to the categories and responsibilities of the Directors.

Nomination of Directors

The nomination of the Directors is principally made by the controlling Shareholder of the Company recommending candidates to the Company, and considered by the Board on the basis of the candidates' working experience, profession and academic background, and the time and contribution they are able to devote to the Company. During the year, the Company did not receive any nomination of Directors.

Re-election of Directors

In accordance with the Company's Articles of Association and provisions set out in the Code on Corporate Governance Practices, Mr. Cai Yu Tian was appointed as an Executive Director of the Company in December 2005, who was re-elected by the Shareholders at the first general meeting after his appointment. Each Director (including those Directors who are appointed with a specific term) is subject to be re-elected by rotation at least once every three years.

The Directors retired and re-elected in accordance with the Articles of Association at the Annual General Meeting in 2006 were Mr. Cai Yu Tian, Mr. Ding Zhong De, Mr. Qian Shi Zheng, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis. At the 2007 Annual General Meeting of the Company to be held on 30th May 2007, four Directors are to be retired by rotation and eligible for re-election, namely Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Yao Fang and Mr. Tang Jun. The brief biographical details of the Directors to be re-elected at the 2007 Annual General Meeting are set out in the circular to Shareholders regarding proposed general mandates to repurchase shares and to issue shares and re-election of retiring Directors, which was despatched to each Shareholder together with this annual report, so as to enable the Shareholders to make an informed decision on their election.

Term of Directors

According to the Directors' service agreement entered into between the Company and Mr. Cai Lai Xing, Mr. Cai Yu Tian, Mr. Qu Ding, Mr. Ding Zhong De and Mr. Qian Shi Zheng (all of whom are Executive Directors) respectively, any party to the agreement may terminate the agreement by giving to the other party a six months' prior written notice. In addition, the Company also entered into letters of appointment with each of the remaining three Executive Directors and three Independent Non-Executive Directors, specifying an appointment term of three years, subject to renewal upon expiry. The retiring Directors subject to rotation according to the Articles of Association are eligible for re-election during the term.

Corporate Governance Report

As at the date of this report, the years of services and term for each member of the Board are as follows:

Name of Directors	Positions in the Board	Years of service	Term of appointment
Executive Directors			
Cai Lai Xing	Chairman	11 Years	Any party to the agreement may terminate the agreement by giving to the other party a six months' prior written notice.
Cai Yu Tian	Vice Chairman and Chief Executive Officer	1.5 Years	Any party to the agreement may terminate the agreement by giving to the other party a six months' prior written notice.
Qu Ding	Vice Chairman and Executive Deputy CEO	2.5 Years	Any party to the agreement may terminate the agreement by giving to the other party a six months' prior written notice.
Lu Ming Fang	–	5 Years	Until 31st December 2008, subject to renewal upon expiry.
Ding Zhong De	–	3 Years	Any party to the agreement may terminate the agreement by giving to the other party a six months' prior written notice.
Qian Shi Zheng	Deputy CEO	5 Years	Any party to the agreement may terminate the agreement by giving to the other party a six months' prior written notice.
Yao Fang	–	4 Years	Until 31st December 2008, subject to renewal upon expiry.
Tang Jun	–	3 Years	Until 31st December 2008, subject to renewal upon expiry.
Independent Non-Executive Directors			
Lo Ka Shui	–	11 Years	Until 31st December 2007, subject to renewal upon expiry.
Woo Chia-Wei	–	11 Years	Until 31st December 2007, subject to renewal upon expiry.
Leung Pak To, Francis	–	11 Years	Until 31st December 2007, subject to renewal upon expiry.

Corporate Governance Report

Responsibilities of Directors

Mr. Cai Lai Xing and Mr. Cai Yu Tian are the Chairman and Chief Executive Officer of the Company respectively. The Chairman is mainly responsible for the management of the Board, providing leadership, ensuring effective performance of the Board and that Directors receive adequate information on the agenda, which must be complete and reliable, in a timely manner before the meeting. The Chief Executive Officer is mainly responsible for the operation and management of the Group's businesses, leading the management executives and the members of the management to perform their duties in accordance with the established business strategies and operation directions of the Board. The Company has formulated an Interpretation on the Responsibilities between the Chairman and the Chief Executive Officer for division of responsibilities between the two roles.

The functions of the Company's Independent Non-Executive Directors include participating in board meetings to bring an independent judgment on issues of strategy, policy, performance, accountability, resources, key appointments and standards of conduct; taking the lead where potential conflicts of interests arise; scrutinizing the performance of the Company in achieving agreed corporate goals and objectives, and monitoring the reporting of performance. All Independent Non-Executive Directors are also the members of the Company's Audit Committee and Remuneration Committee. There is no material commercial transaction entered into between them and the Company, its controlling Shareholder and their respective subsidiaries, and they have no material interest in the principal operating activities. There was no evidence in any aspect which demonstrated that the guidelines relating to the assessment of the independence of Directors as set out in Rule 3.13 of the Listing Rules were not complied with. Each Independent Non-Executive Director has confirmed their independence according to Rule 3.13 of the Listing Rules for the year.

The Company will provide a Memorandum of Responsibilities to every newly appointed Director. Briefing sessions and training will be delivered whenever necessary during his appointment to ensure that he has a proper understanding of the operations and business of the Company and that he is fully aware of the policies of the Company and his statutory responsibilities under the laws and regulations promulgated from time to time.

Maintaining close association with each of the Directors, the Company Secretary is responsible for ensuring that board procedures and all applicable rules and regulations are followed, and offers advice and services to the Board members where necessary. Furthermore, the Company has established the Procedures for Directors to Seek Professional Advice in order to facilitate the Directors in performing their duties. The Directors may seek independent professional advice according to such agreed procedures at the expense of the Company.

Moreover, the Company also arranged liabilities insurance for the directors and officers of the Company and its subsidiaries, providing certain protection to the liabilities risks they may have involved in the discharge of their duties as well as to the possible legal claims made against the respective companies as a result.

Corporate Governance Report

Meeting Procedures

The time for convening the regular meetings of the Board (in this section it also refers to the Board's Committees) each year was proposed to each Director at the beginning of the year, so that arrangements could be made by each Director for attending the meetings. During the year, notices of regular board meetings and the relevant materials for board meetings were given 14 days and 3 days respectively before the date of the meeting in accordance with the Code of Corporate Governance Practices. In order to ensure that the Directors are given sufficient time to review the documents, the Company also seeks to send the materials not less than 72 hours (excluding Sundays) before the meeting. During the year, only one of the reports for the second Audit Committee in 2006 failed to be sent 72 hours before the meeting, but was still given within 3 days as required in the Code. The Company Secretary will contact the Directors for any matters that are required to be included in the agenda before sending the agenda for regular meetings of the Board. The Directors are given the contact information of the management or relevant officers, so that the Directors may have direct access to the relevant officers where necessary for better discharge of their duties as members of the Board.

Minutes of board meetings are kept by the Company Secretary and have recorded in sufficient detail the matters considered at the meeting, including any concerns raised by Directors or dissenting views expressed. Board meeting documents and related materials are open for inspection at any time by any Director. Draft and full versions of minutes of meetings are to be sent to all Directors by the Company Secretary for their comment and records respectively, in both cases within a reasonable time after the meeting is held. If a substantial Shareholder or a Director has a material conflict of interest in a matter to be considered by the Board, the matter will be dealt with at a regular board meeting to be attended by all Directors. The related Director must abstain from voting and that he will not be counted in the quorum present at the meeting. According to the provisions of the Articles of Association, a Director holding 5% or more interests is regarded as having material interest.

In 2006, five regular board meetings were held by the Company, of which one was conducted in the form of written resolutions. The average percentage of attendance was 98%. During the year, attendance of the board meetings was as follows:

Name of Director	Attendance/No. of meetings	Percentage of Attendance
Executive Directors		
Cai Lai Xing	5/5	100%
Cai Yu Tian	5/5	100%
Qu Ding	5/5	100%
Lu Ming Fang	5/5	100%
Ding Zhong De	4/5	80%
Qian Shi Zheng	5/5	100%
Yao Fang	5/5	100%
Tang Jun	5/5	100%

Name of Director	Attendance/No. of meetings	Percentage of Attendance
Independent Non-Executive Directors		
Lo Ka Shui	5/5	100%
Woo Chia-Wei	5/5	100%
Leung Pak To, Francis	5/5	100%

Code for Securities Transactions By Directors

Pursuant to the relevant provisions in the Model Code in Appendix 10 and the Code of Corporate Governance Practices in Appendix 14 to the Listing Rules, the Company has established its own Code for Securities Transactions by Directors or Relevant Employees. Directors and employees with the position of senior managers or above must comply with such code in dealing with the securities of the Company. The code of the Company was set on terms no less exacting than the required standards set out in the Model Code. Having made enquiries with all the Directors, it was confirmed that the requirements of the Model Code and the Company's code were fully complied with during the year. The interests of Directors in the securities of the Company and its subsidiaries were set out on pages 54 to 55 of this annual report.

Delegation by the Board

The Company has established an Executive Committee, an Audit Committee and a Remuneration Committee under the Board. The Executive Committee have given clear directions on the authority of the management executives in particular on investment appraisal, capital commitment and financial assistance. The heads of various functional departments handle the daily operation and report to the Executive Committee regularly. The Board will review the delegation of authority from time to time where appropriate to the interests of the Group as a whole.

Executive Committee

The Executive Committee is a decision-making administrative body under the Board that carries out its responsibilities on its behalf. Existing members of the Executive Committee are Mr. Cai Lai Xing, Mr. Cai Yu Tian, Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Qian Shi Zheng and Mr. Yao Fang. Mr. Cai Lai Xing is the Chairman of the committee. The committee is delegated with authority by the Board, with a primary purpose of taking charge in major decision making in relation to the day-to-day business of the Company, ensuring the proper execution of the resolutions approved by the Board and the Shareholders' Meeting, and reviewing major business activities and investments. Day-to-day operation is delegated to the Management Executives and the functional departments. Members of the Management Executives are Mr. Cai Yu Tian, Mr. Qu Ding, Mr. Qian Shi Zheng, Mr. Zhou Jie, Ms. Wang Xiao Dong, Shanel and Mr. Zhou Jun. Functional departments at the Hong Kong headquarters include Administration and Human Resources, Company Secretarial, Corporate Communications, Finance, Information Technology, Internal Audit, Investment Operations as well as Legal. Functional departments at the Shanghai Regional Head Office include Administration and Human Resources, Audit, Enterprise Management, Finance as well as Investment Planning.

Corporate Governance Report

The Company has established an Investment Appraisal Committee, which is mainly comprised of the functional departments at the Hong Kong headquarter. The members are currently comprised of the Head of Investments, the Chief Legal and Compliance Officer, the Chief Financial Officer, the Company Secretary and the Head of the Investment Operations Department. The committee is established to appraise the Company's investment projects from different perspectives with professional competency and views given by various functional departments based on the Company's overall business investment strategies. After conducting comprehensive analysis and discussion of key project elements, such as industry background, organizational structure, business development plans, return on investment, financial risk and legal issues, the committee forms its independent professional advice and submits recommendations and reports to the Management Executives. Such appraisal will then be submitted to the Executive Committee for approval according to the procedures regarding corporate investment decision-making process. During the year, the Investment Appraisal Committee conducted appraisals on eight projects.

Audit Committee

The Audit Committee is a standing committee under the Board and plays a vital role in corporate governance. The Audit Committee comprises three Independent Non-Executive Directors, namely Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis. Dr. Lo Ka Shui is the Chairman of the committee, while the Company Secretary acts as Secretary for the committee. The Audit Committee is responsible for reviewing accounting policies and practices adopted by the Group. It also discusses matters related to financial reporting, as well as internal control and risk management, and reports to the Board with recommendations in respect of the above matters. The work of the Audit Committee during the year is set out below. The terms of reference for the Company's Audit Committee are published in the Company's website *www.sihl.com.hk*.

Remuneration Committee

To further enhance corporate governance standards, the Company established the Remuneration Committee under the Board in August 2004. The committee comprises three Independent Non-Executive Directors – Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis and two representatives from the management – Mr. Qu Ding and Mr. Hu Zi Li. Mr. Qu is the Vice Chairman and Deputy Executive CEO of the Company. Mr. Hu is the officer in charge of the Company's Human Resources Department. Dr. Lo Ka Shui is the Chairman of the committee, while the Company Secretary acts as the Committee Secretary. The committee is responsible for reviewing the remuneration policy and structure of the Company as a whole, and makes recommendations to the Board on the establishment of a formal and transparent procedure for setting remuneration policy and structure in regard to the Directors and senior management. The work of the Remuneration Committee during the year is set out below. The terms of reference for the Company's Remuneration Committee are published in the Company's website *www.sihl.com.hk*.

II. Remuneration of Directors and senior management

Work performed by the Remuneration Committee

During 2006, the Remuneration Committee held three meetings, one of which was in the form of written resolutions. The percentage of attendance was 100%. Matters considered include the proposal on distribution of bonuses to the Executive Directors for 2005 and the determination on adjustment in the basic salaries of Directors for 2006, the proposal on review of remuneration and distribution of bonuses to senior management for 2005, the grant of the third batch of share options, review and recommendation on the remuneration level for Directors, as well as the payment of remuneration to senior management for the first half of 2006.

During the year, attendance for the meetings of the Remuneration Committee was as follows:

Members of the Remuneration Committee	Attendance/No. of meetings	Percentage of Attendance
Lo Ka Shui *(Chairman of the Committee)*	3/3	100%
Woo Chia-Wei	3/3	100%
Leung Pak To, Francis	3/3	100%
Qu Ding	3/3	100%
Hu Zi Li	3/3	100%

Directors' Remuneration

The remuneration of the Directors was determined with reference to the operating results of the Company, market environment and Directors' responsibilities. Apart from the basic salaries, the Directors are entitled to discretionary bonuses, the availability of which is subject to the operating results of the Group, industry remuneration level and performance of the respective Directors. During the year, based on the market trend, the Remuneration Committee had made adjustments on the structure of remuneration package of the Directors, cancelling housing allowances and formulating a policy for setting limits over the total amount of Directors' annual remuneration.

Corporate Governance Report

For the year ended 31st December 2006, the remuneration for each of the Directors was as follows:

Name of Director	Director's fee and committee remuneration	Salaries	Bonuses	Equity-settled share-based payment expense	Retirement benefits scheme contributions	Total
	HK$	*HK$*	*HK$*	*HK$*	*HK$*	*HK$*
Executive Directors						
Cai Lai Xing	–	3,102,820	2,000,000	358,782	265,956	5,727,558
Cai Yu Tian	–	2,250,990	1,900,000	1,660,618	192,942	6,004,550
Qu Ding	50,000	2,250,990	1,800,000	251,148	192,942	4,545,080
Lu Ming Fang	200,000	–	–	215,270	–	415,270
Ding Zhong De	–	1,831,200	800,000	1,277,399	156,960	4,065,559
Qian Shi Zheng	–	1,587,600	800,000	134,543	133,835	2,655,978
Yao Fang	200,000	–	–	–	–	200,000
Tang Jun	200,000	–	–	134,543	–	334,543
Independent Non-Executive Directors						
Lo Ka Shui	304,095	–	–	–	–	304,095
Woo Chia-Wei	292,095	–	–	–	–	292,095
Leung Pak To, Francis	292,095	–	–	–	–	292,095
	1,538,285	11,023,600	7,300,000	4,032,303	942,635	24,836,823

III. Accountability and Audit

Preparation of Financial Statements

The financial statements and interim report of the Company for 2006 were prepared in accordance with Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations issued by the Hong Kong Institute of Certified Public Accountants, and disclosed pursuant to the provisions required by the Listing Rules and Companies Ordinance. The Board is responsible for preparing and reviewing the Company's accounts to ensure that they give a true and fair view on the financial position, profits and cash flows of the Company, and the Board's responsibility to present a balanced, clear and understandable assessment in all Shareholders' communications extend to the results and conditions of the Group, price-sensitive information and other information required to be disclosed under statutory requirements. During the year, the management had provided the Board with sufficient and adequate information to review the Company's accounts, so as to enable the Board to make an informed assessment of the financial and other information put before it for approval. The Company has consistently applied applicable accounting policies, and had made prudent and reasonable judgments and estimates, and prepared its accounts on a going concern basis. The external auditor had stated their reporting responsibilities in the independent auditor's report on the relevant financial statements, which is set out in pages 61 to 62 of this annual report.

Work of the Audit Committee

During 2006, the Audit Committee held four meetings, one of which was in the form of written resolutions. The percentage of attendance was 100%. Matters considered at the meetings included review of the Group's 2005 annual results, 2006 interim results, the fees for engaging the external auditor to provide the audit for 2005, non-audit projects and non-audit fees for investment projects, the Audit Proposal regarding the audit for 2006, and review of the Company's financial control, internal control, risk management system, and the internal audit reports.

During the year, attendance for the meetings of the Audit Committee was as follows:

Members of Audit Committee	Attendance/No. of meetings	Percentage of Attendance
Lo Ka Shui *(Chairman of the committee)*	4/4	100%
Woo Chia-Wei	4/4	100%
Leung Pak To, Francis	4/4	100%

In considering the re-appointment of external auditor, the Audit Committee had taken into consideration its relationship with the Company and their independence in the provision of non-audit services. Each year the external auditor provides to the Audit Committee the relevant information on the internal policies and processes adopted by them for maintaining independence, including rotation of audit partners and staff regularly. Based on the results of the review and after taking into account the opinion of the management, the Audit Committee recommended the Board to re-appoint Deloitte Touche Tohmatsu as the external auditor of the Company for 2007, subject to approvals by the Shareholders at the Annual General Meeting to be held on 30th May 2007. There is no former partner of the existing firm auditing the accounts of the Company acting as a member of the Company's Audit Committee within one year commencing on the date of his ceasing to be a partner of the firm. The audit fee of the external auditor for the year 2006 was HK$8,280,000. The non-audit services provided to the Group by the Company's external auditor (including their affiliates) and the relevant fees were as follows:

Non-audit Services	Fees *HK$*
Financial due diligence for acquisitions of projects	5,232,430
Taxation advisory fee	240,450
Others	58,030
	5,530,910

Corporate Governance Report

Internal Control

The Board is responsible to ensure that the internal control system of the Group is sound, proper and effective, and also endeavours to implement sound risk management and internal control systems, for the purpose of providing early warning on risks exposed in business operations and financial management, and monitoring of the rationale behind decisions to be made in operations decisions and resources allocation. This will allow consistent and effective implementation of the systems, clear delegation of authority and responsibilities, and achievement of pre-determined objectives. The Group has formulated internal management systems which include Investment Project Appraisal Policy, Project Manager Management Manual, Financial Management System, Budget System, Connected Transactions Reporting System, Guidebook on Internal Audit System, Internal Control System for pharmaceutical companies and Information Flow Guidelines.

The Company has established an Internal Audit Department which is mainly responsible for monitoring the internal control system of the Group (including all its major subsidiaries) to ensure prudent and proper operation of the respective companies. The audit covers financial, operational and compliance controls and risk management functions. The department conducts independent reviews, assessment and follow-up procedures, and reports to the Audit Committee and the Board regularly on a quarterly basis. The internal audit system is currently conducted in a cycle of three years. Internal audits will be conducted at every major entity under the Group for risk exposure purpose according to the significance of the individual projects. All these entities are assigned with designated officers to give feedback on audits made by the Internal Audit Department.

A review of the compliance control system of the Company was conducted during the year. The Company Secretarial Department was responsible for the relevant work and the first report was submitted to the Audit Committee. During the year, the Internal Audit Department also conducted a review on the internal control system of the Company and its subsidiaries. The review covered all material controls, including financial, operational and compliance controls and risk management. The results of the review revealed that the internal control system of the Company as a whole was reasonable and proper and there were no material issues arisen from non-compliance of rules or inadequacy on internal controls. Such results had been submitted to the Audit Committee for its review and was also confirmed and accepted by the Board.

IV. Communications with the Shareholders

Information for Shareholders and Investors

As at 31st December 2006, Shanghai Industrial Investment (Holdings) Co. Ltd., the controlling Shareholder of the Company, indirectly held 968,504,000 shares of the Company. The percentage of shareholding was 56.6%.

Corporate Governance Report

Each year, the Board communicates with and addresses questions raised by Shareholders at the annual general meetings. The Chairman of the Company and Chairman of committees under the Board (or their representatives) had attended the 2006 Annual General Meeting and addressed questions raised by Shareholders. The Company also communicates with the Shareholders and the investors from time to time by way of e-mails, telephone or in writing on their valuable opinions.

The Group disseminates information on business development on a timely basis through various channels to maintain transparency of its operation. Apart from information disclosed in the annual reports, interim reports and circulars to Shareholders, most updated business development of the Group is also published in press conferences and announcements, as well as on the Company's website *www.sihl.com.hk*. Apart from the Group's business information, the Company's website also provides access to the websites of the major entities under the Group. The Company meets with analysts and overseas institutional investors from time to time, and has an e-mail address *enquiry@sihl.com.hk* for the purpose of investor relations, so that investors can make recommendations and enquiries. During the year, the Group participated in several seminars organized by associations within and outside the PRC for institutional investors. This had allowed the investors from various sectors to better understand the investment strategies, operation and prospects of the Group. The Company also organized a number of promotional activities for its 10th Anniversary, which had strengthened the communications with its investors.

The Group disseminates information to the public strictly in accordance with its internal guidelines on information disclosure. This ensures that the related information will be disclosed to the market in a fair, timely and accurate manner.

Procedures of Shareholders' Meeting

The notice for the Annual General Meeting of 2006 was set out in the 2005 Annual Report and dispatched to each Shareholder on 28th April 2006. At the general meeting, the Chairman had explained the procedures to demand a poll in such meeting and the procedures were set out in a circular to Shareholders dated 28th April 2006. At the 2006 Annual General Meeting held on 30th May 2006, the Chairman had proposed separate resolutions for each separate matter to be transacted at the meeting and demanded poll for all resolutions to be voted at the meeting with the power conferred to him by the Articles of Association. Secretaries Limited, the Share Registrar of the Company, was appointed as the scrutineer and was responsible for the arrangement of the voting procedures. The Company announced the results of the poll in the following business day and published the same on the websites of the Company *www.sihl.com.hk* and the Stock Exchange *www.hkex.com.hk* for inspection by each of the Shareholders.

Corporate Governance Report

Mechanism for the Trading of the Company's Shares

The Company currently maintains mechanisms for the trading of its shares in the Hong Kong, New York and London markets. Investors can trade ADR Level 1 shares set up by the Company in the over-the-counter market in the US. Each ADR represents 10 ordinary shares of the Company. Bank of New York, US, is the depositary of the Company's ADR. In addition, the shares of the Company are also admitted to the Automated Quotation System of London Stock Exchange. Investors in Hong Kong can obtain ADR quotes and shares listing in London for each trading day of the Company's shares through the media.

V. Human Resources

Remuneration and Benefits Policies

A set of effective remuneration policies has been formulated to determine remuneration and benefits for all staff. Through its performance appraisal mechanism, the Company carries out annual reviews in accordance with its business performance, the individual performance of the staff, and market remuneration levels, in order to determine a reasonable and competitive compensation package for its employees. As at 31st December 2006, the Group's total number of employees was 11,886 (2005: 13,966), of which 95% were stationed in Mainland China and the rest were the Hong Kong employees. The average age of the employees was 37, whereas the average years of service was 10. The ratio of male to female staff was 59:41. In addition, 75% of the employees are engaged in sales and production. There is about 20% of the employees holding university degree or above. This year, staff salaries, allowances and bonuses (including Directors) totaled HK$615 million (2005: HK$531 million). Meanwhile, in order to ensure effective recruitment and successful retention of talents, the Company offers staff a compensation package that includes cash allowances, and medical and personal accident insurance. The Company operates a defined contribution pension scheme for its qualified employees. Furthermore, in compliance with Mandatory Provident Fund Schemes Ordinance, all employees are required to participate in the mandatory provident fund scheme. The assets of the two schemes are administered separately by independent custodian in accordance with relevant laws and regulations.

Share Options

Share options allow the Company to provide incentives to Directors, employees and eligible persons in a more flexible manner. Pursuant to the Share Option Scheme adopted by the Company on 31st May 2002, share options for 27,250,000, 10,000,000 and 5,000,000 shares were granted in September 2002, September 2005 and May 2006 respectively. The exercise price for the above batches of share options were HK$11.71, HK$14.89 and HK$17.10 per share respectively. As at 31st December 2006, share options for 20,336,000 shares were exercised, of which share options for 7,383,000 shares were unexercised and lapsed.

In addition, the Company adopted a share option scheme for Mergen Biotech on 28th May 2004. The first batch of share options for 63,400 Mergen Biotech shares was granted in December 2004. Mergen Biotech is a subsidiary in which the Company owns an 85 percent interest, the major assets of the company is a 73.26 percent stake in Sunway Biotech. Sunway Biotech is principally engaged in the development and production of anti-cancerous drugs. The primary purpose for adopting the Mergen Biotech share option scheme was to offer relevant employees the opportunity to acquire a stake in Mergen Biotech, encouraging them to perform their work with the aim to appreciate Mergen Biotech's value.

Details of the share option schemes for the Company and Mergen Biotech are contained in note 38 to the financial statements.

Employee Training

The Company considers employees as its vital assets and commits to continuous staff training. We also recognize that, in a knowledge-based and increasingly competitive environment, a competent, dedicated and committed team of excellent employees can significantly contribute to the performance of the Company. During the year, the Company offered a variety of internal training programmes to staff at all levels, which covered financial management, review of new accounting standards, internal control and interpretations of laws and regulations. The Company also sponsored its staff to participate in training on specific topics and continuous professional education for specific professions, so as to expand their job-related knowledge, leverage their potential and demonstrate their abilities. Meanwhile, allowances are available to staff to take job-related courses. This scheme seeks to encourage employees to continue their education after work, so as to better equip themselves and broaden their horizons, allowing them to make a greater contribution to the Company.

Employee Relations

The Company encourages its employees to express opinions directly to the management about the Company's operation, future development strategies, and other matters of interest to employees. The Company also publishes its staff manual, which sets out rules for various work areas, company regulations and welfare policies. The Company also issues ethic codes for compliance by its staff, which allows them to clearly understand their rights and obligations in discharge of their duties. This will facilitate the staff to devote their best efforts to cope with the future development of the Company, and grow simultaneously with the Company. In order to enhance communication between the staff in Shanghai and Hong Kong, the Company arranges visits for staff between both cities as well as exchange meetings for the management staff of member enterprises. This helps staff share knowledge and exchange experience, cultivates teamwork, and enhances their identification and sense of belonging to the corporation.

By Order of the Board

Wong Mei Ling, Marina

Company Secretary

20th April 2007

Directors' and Senior Management Profiles

Directors

Executive Directors

Mr. CAI Lai Xing

Mr. Cai, aged 64, was appointed the Chairman of the Company in March 1996. He is the chairman of Shanghai Industrial Investment (Holdings) Co. Ltd. He graduated from Tongji University. He was formerly a Deputy Secretary of the Shanghai Municipal Government and was responsible for economic planning, finance and research. In addition, he was Deputy Director of the Shanghai Planning Committee and Pudong Development Office, and a Director of the Municipal Government's Research Office. He has decades of experience in economics, finance and enterprise management. In 1988, in recognition of his outstanding contribution, he was accredited as a State-Class Economist. Mr. Cai is presently a member of the National Committee of the Chinese People's Political Consultative Conference.

Mr. CAI Yu Tian

Mr. Cai, aged 57, was appointed Executive Director, Vice Chairman and Chief Executive Officer of the Company in December 2005. He is also an executive director and president of Shanghai Industrial Investment (Holdings) Co. Ltd. Concurrently he is the chairman of Shanghai Hu-Ning Expressway (Shanghai Section) Co. Ltd. and vice chairman of General Water of China Co. Ltd. Mr. Cai obtained a master's degree from East China Normal University with major in global economics, and was a research associate. Mr. Cai had been the manager of Zhong Hua Enterprises Co. and the vice chairman of Shanghai Gu Bei Joint Development Co. During the period from September 1987 to November 2005, he had been the Deputy Director and the Director of the Shanghai Municipal Housing Administration Bureau, the Director of the Shanghai Municipal Housing and Land Administration Bureau and the Director of the Shanghai Municipal Housing, Land and Resources Administration Bureau respectively. Mr. Cai has more than 20 years' experience in real estate, economic and administrative management.

Mr. QU Ding

Mr. Qu, aged 57, joined the Company in August 2004 and is the Executive Director, Vice Chairman and Executive Deputy CEO of the Company. He joined Shanghai Industrial Investment (Holdings) Co. Ltd. ("SIIC") in January 1996, and is an executive director and executive vice president of SIIC. He is also the chairman of the supervisory committee of Shanghai Industrial Development Co. Ltd. Mr. Qu graduated from Northeast Normal University, majored in economic management. Mr. Qu is designated an economist. He was the Director of the Department of International Exchange & Cooperation of Shanghai Municipal Personnel Bureau, the Director of Shanghai Municipal Professional Examinations Centre and the Director of the Public Officials Training Centre of Shanghai Municipal Personnel Bureau. He has over 30 years' experience in the fields of human resources and economic management.

Directors' and Senior Management Profiles

Mr. LU Ming Fang

Mr. Lu, aged 50, joined the Company in January 2002. He is an Executive Director of the Company and Shanghai Industrial Investment (Holdings) Co. Ltd. ("SIIC"), chairman of Shanghai Industrial Pharmaceutical Investment Co. Ltd. ("SI Pharmaceutical") and S.I. Pharmaceuticals Group Ltd., and a non-executive director and deputy chairman of Lianhua Supermarket Holdings Co. Ltd. He graduated from Fudan University with a master's degree in economics and The Chinese University of Hong Kong with a master's degree in professional accounting, and is designated a senior economist. Mr. Lu has worked for Shanghai Medical Materials Company, Shanghai Municipal Drug Administration, Shanghai Wen Hui Bao and Shanghai Wanguo Holdings Ltd. (now Shenyin & Wanguo Securities Co. Ltd.). He joined SIIC in July 1995. He was the Chief Executive Officer of the Company, deputy general manager of the assets management department of SIIC, a director and executive deputy general manager of Shanghai S. I. Capital Co. Ltd., director and general manager of Shanghai Industrial United Holdings Co. Ltd. (now SI Pharmaceutical), assistant president and vice president of SIIC and general manager of its finance and planning department. He has over 20 years' management experience, including over 10 years' working experience in investment banking and listed companies.

Mr. DING Zhong De

Mr. Ding, aged 57, was appointed an Executive Director of the Company in January 2004. He joined Shanghai Industrial Investment (Holdings) Co. Ltd. ("SIIC") in May 1997. He is an executive director of SIIC and is the chairman of Nanyang Brothers Tobacco Co. Ltd. He is also a director of Shanghai Industrial Pharmaceutical Investment Co. Ltd. and The Wing Fat Printing Co. Ltd. Mr. Ding obtained a master's degree in Science from Fudan University and holds the designation of senior economist. He was the Deputy Director of the Shanghai Municipal Party Committee's Research Office. He has extensive experience in economic research and enterprise management.

Mr. QIAN Shi Zheng

Mr. Qian, aged 54, was appointed an Executive Director and Deputy CEO of the Company in January 2002. He graduated from Fudan University with a master's degree in economics and a doctorate degree in management. He was the deputy head and associate professor of the faculty of accountancy at Fudan University. He joined Shanghai Industrial Investment (Holdings) Co. Ltd. ("SIIC") in January 1998, and served as chief accountant and the general manager of the internal audit department. Currently, he is vice president of SIIC. He has over 20 years' experience in theory and practice of finance and accounting.

Directors' and Senior Management Profiles

Mr. YAO Fang

Mr. Yao, aged 37, was appointed an Executive Director of the Company in May 2003. He is a director and general manager of Shanghai Industrial Pharmaceutical Investment Co. Ltd., chairman of Shanghai Medical Instruments Co. Ltd., Guangdong Techpool Biochem Pharma Co. Ltd. and Shanghai Sunway Biotech Co. Ltd. He is also the vice chairman of Bright Dairy and Food Co. Ltd. and Shenzhen Kangtai Biological Products Co. Ltd. and a director of Xiamen Traditional Chinese Medicine Co. Ltd., Liaoning Herbapex Pharmaceutical (Group) Co. Ltd., Changzhou Pharmaceutical Co. Ltd. and MicroPort Medical (Shanghai) Co. Ltd., and a non-executive director of Semiconductor Manufacturing International Corporation. He graduated from The Chinese University of Hong Kong with a master's degree in business administration. After working for Bank of Communications (Shanghai branch) and Shanghai Wanguo Holdings Ltd. (now Shenyin & Wanguo Securities Co., Ltd.), Mr. Yao joined Shanghai Industrial Investment (Holdings) Co. Ltd. in April 1996. He has over 10 years' experience of money and capital markets operations.

Mr. TANG Jun

Mr. Tang, aged 40, was appointed an Executive Director of the Company in June 2004. He is the general manager of the internal audit department and deputy general manager of the finance and planning department of Shanghai Industrial Investment (Holdings) Co. Ltd. He graduated from University of South Australia with a master's degree in business administration. Mr. Tang holds the designation of senior auditor, and is an associate of the Chinese Institute of Certified Public Accountants. Mr. Tang was the Deputy Director of the Foreign Funds Utilization Auditing Department, Shanghai Municipal Auditing Bureau, and has over ten years' practical experience in the fields of auditing and finance.

Independent Non-Executive Directors

Dr. LO Ka Shui

Dr. Lo, aged 60, was appointed an Independent Non-Executive Director of the Company in March 1996. He graduated with Bachelor of Science Degree from McGill University and a M. D. from Cornell University. He is also certified in Cardiology. He has more than 27 years' experience in property and hotel development and investment both in Hong Kong and overseas. He is the Chairman and Managing Director of Great Eagle Holdings Limited and the Non-Executive Chairman of Eagle Asset Management (CP) Limited (Manager of the publicly listed Champion Real Estsate Investment Trust). He is also a Non-Executive Director of The Hongkong and Shanghai Banking Corporation Limited, Phoenix Satellite Television Holdings Limited and China Mobile Limited. He is also a Vice President of The Real Estate Developers Association of Hong Kong, a Trustee of the Hong Kong Centre for Economic Research and a Board Member of the Airport Authority.

Directors' and Senior Management Profiles

Prof. WOO Chia-Wei

Prof. Woo, aged 69, was appointed an Independent Non-Executive Director of the Company in March 1996. He is currently Senior Advisor of Shui On Holdings Limited and President Emeritus of the Hong Kong University of Science and Technology. He serves on the Commission on Strategic Development and the Chinese People's Political Consultative Conference.

Mr. LEUNG Pak To, Francis

Mr. Leung, aged 52, was appointed an Independent Non-Executive Director of the Company in March 1996. He has over 26 years of experience in corporate finance involving in capital raisings, mergers and acquisitions, corporate restructuring and reorganisation, investments and other general corporate finance advisory activities in Hong Kong and China. In 1980, he graduated with a master's degree in business administration from University of Toronto, Canada.

Senior Management

Mr. ZHOU Jie

Mr. Zhou, aged 39, was appointed a Deputy CEO of the Company in January 2002. He is a vice president of Shanghai Industrial Investment (Holdings) Co. Ltd. ("SIIC"). He is also the chairman of Hangzhou Huqingyutang Pharmaceutical Co. Ltd., a director of Shanghai Industrial Pharmaceutical Investment Co. Ltd., Chia Tai Qingchunbao Pharmaceutical Co. Ltd., Shanghai Sunway Biotech Co. Ltd., The Wing Fat Printing Co. Ltd. and Shanghai Information Investment Inc., a non-executive director of Shanghai Fudan-Zhangjiang Bio-Pharmaceutical Co. Ltd., and chairman of the supervisory committee of Bright Dairy and Food Co. Ltd. He graduated from Shanghai Jiaotong University with a master's degree in engineering management. Mr. Zhou joined SIIC in May 1996 and previously held the positions of chairman and general manager of Shanghai S.I. Capital Co. Ltd. He was formerly the deputy general manager of the investment banking head office of Shanghai Wanquo Holdings Ltd. (now Shenyin & Wanguo Securities Co. Ltd.). He has over 10 years' experience in investment banking and capital markets operation.

Ms. WANG Xiao Dong, Shanel

Ms. Wang, aged 45, was appointed a Deputy CEO of the Company in August 2002. She is also a director and general manager of General Water of China Co. Ltd. She graduated from Peking University with a bachelor's degree in law. She had worked for the Chinese Securities Market Research and Planning Centre, DBS Asset Management Ltd. and BOC International Holdings Ltd. and served as dealer in bond, capital and stock markets, fund manager of DBSAM and managing director of BOCI Asia Ltd. Ms. Wang has more than 10 years' professional working experience in the field of securities, investment and corporate finance.

Directors' and Senior Management Profiles

Mr. ZHOU Jun

Mr. Zhou, aged 38, was appointed a Deputy CEO of the Company in December 2005. He is also the vice chairman of Shanghai Hu-Ning Expressway (Shanghai Section) Co. Ltd. He graduated from Nanjing University and Fudan University with a bachelor's and a master's degree in economics (international finance). Mr. Zhou worked for Guotai Securities Co. Ltd. (now Guotai Junan Securities Co.) before joining Shanghai Industrial Investment (Holdings) Co. Ltd. ("SIIC") in April 1996. Management positions he had held within the SIIC group of companies were deputy general manager of SIIC Real Estate Holdings (Shanghai) Co. Ltd., deputy general manager of Shanghai United Industrial Co. Ltd. (now Shanghai Industrial Pharmaceutical Investment Co. Ltd.), chairman and general manager of Shanghai Galaxy Investment Co. Ltd. and general manager of the strategic investment department of SIIC. Mr Zhou has more than 10 years' professional experience in securities, investment, real estate and project planning.

Ms. WONG Mei Ling, Marina

Ms. Wong, aged 40, joined the Company in March 1997 and was appointed the Company Secretary of the Company in October 2004. She is a Fellow of the Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries. She graduated from City University of Hong Kong with a bachelor of arts in accountancy. She also holds a master's degree in business administration awarded by the University of Wales and the University of Manchester in the United Kingdom. Ms. Wong has over 10 years of professional experience in company secretarial practice.

Mr. LEUNG Lin Cheong, Roger

Mr. Leung, aged 53, joined the Company in March 1996 and was appointed Chief Legal and Compliance Officer of the Company in October 2004. He is also the general manager of the legal and compliance department of Shanghai Industrial Investment (Holdings) Co. Ltd. He is a Fellow of The Institute of Chartered Secretaries and Administrators, The Hong Kong Institute of Chartered Secretaries, The Chartered Institute of Management Accountants and the Hong Kong Institute of Certified Public Accountants. He also holds a master's degree in laws from University of London and a master's degree in business administration from Brunel University in U.K. in conjunction with Henley Management College. He has many years of management experience in legal affairs and compliance, listed corporate secretarial practice and administration.

Mr. ZHAI Pu, Philip

Mr. Zhai, aged 32, was appointed Head of Investments for the Company in November 2003. He graduated from Tsinghua University with a bachelor's degree in engineering. He obtained his PhD degree from Cambridge University. His research interests have been focusing on business strategy for MNCs in China, sino-foreign joint venture management and investment analysis. He worked for Cybercity Investments and Vision Century Corporation, participating in the co-ordination of project investment and capital management in Hong Kong and Mainland China.

Ms. CHAN Yat Ying, Cherie

Ms. Chan, aged 39, joined the Company in November 1996 and was appointed Chief Financial Officer of the Company in September 2004. Ms. Chan is also the deputy general manager of the finance and planning department of Shanghai Industrial Investment (Holdings) Co. Ltd. She graduated from University of Hong Kong with a bachelor's degree in social sciences. She also holds a master's degree in financial management awarded by the University of London. Ms. Chan is a member of the Association of Chartered Certified Accountants, the Hong Kong Institute of Certified Public Accountants and the Chinese Institute of Certified Public Accountants. Ms. Chan has extensive working experience in banking and accounting professions.

Senior Management of Member Companies

Mr. WEN Song Quan

Mr. Wen, aged 60, is the chairman of The Wing Fat Printing Co. Ltd. and a director of Shanghai Industrial Investment (Holdings) Co. Ltd. He is also the chairman of Xuchang Yongchang Printing Co. Ltd., Zhejiang Rongfeng Paper Co. Ltd. and Chengdu Wing Fat Printing Co. Ltd. Mr. Wen graduated from the Shanghai Academy of Printing. He was the deputy head of the Shanghai No. 10 Printing Factory, head of the People's Printing Machinery Construction Factory, deputy head of the Committee of China Packaging Technology Association and general manager of the Shanghai Packaging Company. Mr. Wen has extensive experience in printing management.

Mr. LI Wei Da

Mr. Li, aged 59, is the vice chairman of SIIC Management (Shanghai) Ltd. and a director of Shanghai Industrial Investment (Holdings) Co. Ltd. He is the chairman of Chia Tai Qingchunbao Pharmaceutical Co. Ltd. and chairman of the supervisory committee of Shanghai Industrial Pharmaceutical Investment Co. Ltd. He graduated from Shanghai Second Polytechnical University with a degree in auto control and was the deputy general manager of Shanghai Bearing Limited. Mr. Li has over 30 years' experience of industrial enterprise management.

Mr. WANG Zheng Gang

Mr. Wang, aged 56, is a director and general manger of SIIC Management (Shanghai) Ltd. and chairman of Shanghai Huizhong Automotive Manufacturing Co. Ltd., Shanghai Wanzhong Automotive Components Co. Ltd., vice chairman of Zhejiang Jinhua Yongjin Expressway Co. Ltd. and Shanghai SIIC Transportation Electric Co. Ltd. and a director of Shanghai Hu-Ning Expressway (Shanghai Section) Co. Ltd. He graduated from the School of Management of Fudan University with a master's degree in economics. He was the head of Shanghai Dongfeng Rubber No. 2 Factory, Principal of Shanghai Dongfeng Farm, vice chairman and general manager of Shanghai Agricultural Industrial and Commerical Corp. Ltd. and a director and general manager of SIIC Africa Enterprise Ltd. and general manager of the enterprise management department of Shanghai Industrial Investment (Holdings) Co. Ltd. Mr. Wang has over 30 years' experience of enterprise management.

Directors' and Senior Management Profiles

Mr. JIANG Ben Fu

Mr. Jiang, aged 61, is a director and general manager of Shanghai Hu-Ning Expressway (Shanghai Section) Co. Ltd. and a director of Zhejiang Jinhua Yongjin Expressway Co. Ltd. and SIIC Management (Shanghai) Ltd. He graduated from Jiangxi Finance and Economy Institution majored in accountancy, and he is designated an accountant. He was the deputy general manager of CNTIC Nan Fang I&E Co. and has over 30 years' experience in finance and enterprise management.

Mr. CHEN Shu Zi

Mr. Chen, aged 59, is the vice chairman and general manager of Nanyang Brothers Tobacco Co. Ltd. He graduated from Fudan University with a master's degree in economics management. He was a director and deputy general manager of Shanghai Rubber Tyre (Group) Ltd. He has extensive working experience in enterprise management.

Mr. JIN Guo Ming

Mr. Jin, aged 47, is a director and general manager of The Wing Fat Printing Co. Ltd. He is the chairman of Hebei Yongxin Paper Co. Ltd., vice chairman and general manager of Zhejiang Rongfeng Paper Co. Ltd. and a director of Xuchang Yongchang Printing Co. Ltd. and Chengdu Wing Fat Printing Co. Ltd. He graduated from Zhejiang Institute of Metallurgy Economic. He holds the designation of international business profession. Mr. Jin has over 20 years of experience in the printing industry.

Mr. SUN Wei Guo

Mr. Sun, aged 55, is a director and deputy general manager of Shanghai Industrial Pharmaceutical Investment Co. Ltd. He is the general manager of Changzhou Pharmaceutical Co. Ltd., and chairman of Chifeng Arker Pharmaceutical Technology Co. Ltd. and SI United Changcheng Pharmaceutical Co. Ltd. He graduated from East China Normal University with a master's degree, and holds the designation of economist. He was the deputy chief of Shanghai Dongfeng Farm and general manager of Shanghai Agriculture, Industry & Commerce Group Xiangming Corporation. He has several decades' experience in enterprise management.

Mr. WANG Zhen

Mr. Wang, aged 48, is the deputy general manager of Shanghai Industrial Pharmaceutical Investment Co. Ltd. He is a director and general manager of Shanghai Medical Instruments Co. Ltd., a director of Guangdong Techpool Biochem Pharma Co. Ltd., Changzhou Pharmaceutical Co. Ltd. and Shenzhen Kangtai Biological Products Co. Ltd. He graduated from Macao University of Science and Technology with a master's degree in business administration. He was the deputy director of Shanghai No. 3 Traditional Chinese Medicines Factory and worked for Shanghai Medicinal Material Export Co. Ltd. as manager, for Shanghai Medical Materials Patent Medicine Co. as deputy general manager, for Shanghai Lei's Pharmaceutical Co. Ltd. as chairman, and for Shanghai Pharmaceutical (Group) Co. Ltd. as head of the marketing department and operation & management department. He has extensive experience in the pharmaceutical business.

Mr. FENG Gen Sheng

Mr. Feng, aged 72, is the vice chairman and chief executive of Chia Tai Qingchunbao Pharmaceutical Co. Ltd., chairman of Hangzhou Huqingyutang Drugstore Co. Ltd. and vice chairman of Hangzhou Huqingyutang Pharmaceutical Co. Ltd. He is also the chairman of China (Hangzhou) Qingchunbao Group Co. Ltd. He is designated a senior economist and is a certified pharmacist. He was the first ever recipient of the country's Excellent Entrepreneur of the State award. He has been a director of Hangzhou No. 2 Chinese Herbal Medicine Factory since 1972, and has over 50 years of experience in the pharmaceutical industry and in enterprise management.

Mr. FENG He

Mr. Feng, aged 49, is a director and general manager of Hangzhou Huqingyutang Pharmaceutical Co. Ltd. and a director of Hangzhou Huqingyutang Drugstore Co. Ltd. He is designated an economist and had served as head of the supply and marketing section of Hangzhou Huqingyutang Pharmaceutical Factory, manager and head of foreign trade section of Hainan Qingyu Industrial Co. and deputy general manager of sales and executive deputy general manager of Hangzhou Huqingyutang Pharmaceutical Factory Co. Ltd. He has over 20 years of experience in the pharmaceutical industry.

Mr. QIANG Shi Fa

Mr. Qiang, aged 40, is a director and general manager of Xiamen Traditional Chinese Medicine Co. Ltd. He graduated from Xiamen University where he majored in chemistry and obtained a master's degree in science. He is a certified pharmacist, and holds the designation of senior engineer. Mr. Qiang joined Xiamen Traditional Chinese Medicine Factory in 1990. He was the general manager of Xiamen Dinglu Ind. Corp. and factory director of Xiamen Traditional Chinese Medicine Factory. He has extensive experience in enterprise management in the pharmaceutical industry.

Mr. ZHENG Ji Yu

Mr. Zheng, aged 44, is the vice chairman and general manager of Liaoning Herbapex Pharmaceutical (Group) Co. Ltd. He graduated from L'Ecole Nationale Supérieure des mines de Nancy with a master's degree. He is designated an economist. Mr. Zheng was recognized as an Excellent Entrepreneur of Liaoning Province, one of the Top Ten Young Entrepreneurs of Liaoning Province and a representative of Liaoning Province for the Tenth National People's Congress. Before he took up his current position in 1999, he was the Office Director of the Real Estate Management Office of Huanren County, Liaoning Province and the Chief of Guaimozi Town of Huanren County. He has over 20 years of experience in local government administration and enterprise management.

Mr. HU Fang

Mr. Hu, aged 57, is a director and president of Shanghai Sunway Biotech Co. Ltd. He graduated form Shanghai Second Medical University with a doctorate degree, and later conducted a postdoctorate study at the University of California, San Francisco. He was the chairman of Hangzhou Jiu Yuan Gene Engineering Co., president of Zhongshi International Biotic Medical Group and head of Beijing Saiyin Biological Technology Research Institute. He has over 20 years' experience in biogenetic study.

Directors' and Senior Management Profiles

Mr. QIAN Yi

Mr. Qian, aged 54, is the vice chairman and executive president of Shanghai Sunway Biotech Co. Ltd. He graduated from Fudan University with a bachelor's degree in enterprise management and obtained a master's degree in business administration from East China Normal University. He holds the designation of senior economist. He served as deputy head of Shanghai Boiler Works Ltd., deputy chief economist of Shanghai Electric (Group) Corp. and head of Shanghai Heavy Machinery Plant. He has extensive experience in enterprise management.

Mr. FU He Liang

Mr. Fu, aged 46, is the vice chairman and president of Guangdong Techpool Biochem Pharma Co. Ltd. He is employed as a part-time professor in the department of biology at Peking University and also serves as a consultant to the Expert Group on Biotechnology for Guangzhou Municipal Government, executive council member of China Biochemical Pharmaceutical Industry Association, executive member of the Guangdong Pharmaceutical Association and a member of the Guangdong Committee of the Chinese People's Political Consultative Conference. He worked for Jinhua Bioscience United Co. as general manager. Mr. Fu graduated from Nanjing University with a doctorate degree in biochemistry. He is designated a senior pharmaceutical engineer.

Mr. WANG Su Nan

Mr. Wang, aged 56, is the general manager of SI United Changcheng Pharmaceutical Co. Ltd., chairman of Chifeng Mysun Pharma. Co. Ltd. and vice chairman of Chifeng Arker Pharmaceutical Technology Co. Ltd. Mr. Wang was the director of Yakeshi Medicine Factory in Inner Mongolia, director of Yakeshi Animal Medicine Factory, deputy general manager of Changzhou Pharmaceutical Co. Ltd. and a director of Changzhou Pharmaceutical Factory. He furthered his professional studies and acquired a post-secondary qualification in pharmacy at the Shenyang Pharmacy Institute. He is designated a senior engineer, pharmacist and economist, and has over 30 years of experience in the pharmaceutical industry and in enterprise management.

Ms. YU Xiao Li

Ms. Yu, aged 44, is a director and general Manager of Chifeng Arker Pharmaceutical Technology Co. Ltd. She was the deputy section head of the technology division and deputy director of the Medicine Research Institute of Chifeng Pharmaceutical Factory. She graduated with a bachelor's degree from Shenyang Pharmaceutical University and is designated a senior engineer. She has about 20 years' experience in pharmaceutical research and development and in enterprise management.

Mr. LI Zhan Wen

Mr. Li, aged 44, is a director and general manager of Chifeng Mysun Pharma. Co. Ltd., and chairman of Chifeng Leimeng Medicine Distributing Co. Ltd. and Chifeng Leimeng Pharmacy Chain Co. Ltd. He was the operation director of Chifeng Pharmaceutical Factory, and deputy general manager of Chifeng Pharmaceutical (Group) Co. Ltd. He has over 20 years of experience in enterprise management.

Directors' and Senior Management Profiles

Ms. WANG Jia Feng

Ms. Wang, aged 55, is the chairman of Bright Dairy and Food Co. Ltd. She is the vice president of IDF China, deputy director of the China Dairy Association, deputy director of China Industrial Association and chairman of Shanghai Dairy Association. She was a director of Industrial & Foreign Economical Division SAICG and chairman and general manager of Shanghai Dairy (Group) Co. Ltd. Ms. Wang graduated from Central TV University with a degree in engineering enterprise management. She furthered her study at East China Normal University and obtained a master's degree in international economics, and subsequently obtained a EMBA master's degree from China Europe International Business School. She holds the designation of senior economist and has received the Excellent Entrepreneur of the State award. She has over 30 years' experience in enterprise management.

Mr. ZHANG Hong

Mr. Zhang, aged 41, is a director and general manager of Shanghai Huizhong Automotive Manufacturing Co. Ltd. and Shanghai Wanzhong Automotive Components Co. Ltd. He graduated from Nanchang Institute of Aeronautical Technology with a bachelor's degree in material engineering and welding. He served as deputy head of the technical section of Shanghai Automobile Chassis Plant and general manager of Shanghai Automotive Brake Systems Co. Ltd. He has over 10 years of experience in the automotive components industry.

Mr. LI Hong Bo

Mr. Li, aged 45, is a director and general manager of Xuchang Yongchang Printing Co. Ltd. ("Xuchang Yongchang"). He was the head of the packaging department of Xuchang Cigarettes Factory and deputy general manager of Xuchang Yongchong. He graduated from Henan Radio & Television University and obtained a post-secondary qualification. He holds the designation of senior economist. He has over 20 years' experience in production, operation and management of the tobacco industry.

Mr. JIANG Zu Ming

Mr. Jiang, aged 44, is a director and general manager of Chengdu Wingfat Printing Co. Ltd. and Dujiangyan Jiuxing Printing Co. Ltd. He was the general manager of Chengdu Jiuxing Printing and Packaging Co. Ltd. He graduated from Shanghai Publishing and Printing College, majored in printing technologies and obtained a post-secondary qualification. He then furthered his studies at Sichuan University and obtained a master's degree in business administration. He has over 20 years' experience in production, operation and management of printing enterprises.

Mr. WU San Luo

Mr. Wu, aged 54, is the general manager of Hebei Yongxin Paper Co. Ltd. He was the general manager of Jiangxi Paper Industry Co. Ltd. He graduated with a bachelor's degree from Jiangxi Normal University and is designated a senior engineer. He is also the director of the Association of Enterprise Management of the China Chamber of Light Industries and executive director of the Jiangxi Province Association of Quality Management. He has over 30 years' experience in production, operation and management of pulp and paper manufacturing enterprises.

Directors' Report

The Directors have pleasure in presenting their annual report and the audited consolidated financial statements of the Company and its subsidiaries (collectively referred to as "the Group") for the year ended 31st December 2006.

Principal Activities

The Group is principally engaged in infrastructure facilities, medicine, consumer products and information technology businesses.

Principal Subsidiaries, Jointly Controlled Entities and Associates

Details of the principal subsidiaries, jointly controlled entities and associates at 31st December 2006 are set out in notes 52, 53 and 54 to the consolidated financial statements respectively.

Results and Dividends

The results of the Group for the year ended 31st December 2006 are set out in the consolidated income statement.

An interim dividend of HK22 cents per share amounting to HK$213,071,000 was paid to the Shareholders during the year. The Directors recommended the payment of a final dividend of HK30 cents per share to the Shareholders whose names appear on the register of members of the Company on 30th May 2007.

Financial Summary

A summary of the financial information of the Group for the year ended 31st December 2006 and the financial information of the Group for the previous four years is set out on page 146 of this annual report.

Share Capital

Changes in the share capital of the Company during the year are set out in note 37 to the consolidated financial statements.

Directors' Report

Reserves

Movements in the reserves of the Group and the Company during the year are set out in the consolidated statement of changes in equity and note 39 to the consolidated financial statements.

Investment Properties

As at 31st December 2006, the investment properties of the Group were revalued by an independent property valuer based on comparable sales transactions at HK$80.6 million. Details are set out in note 16 to the consolidated financial statements.

Property, Plant and Equipment

Details of movements during the year in the property, plant and equipment of the Group and the Company are set out in note 17 to the consolidated financial statements.

Directors

The Directors of the Company during the year and up to the date of this report were:

Executive Directors

Cai Lai Xing *(Chairman)*
Cai Yu Tian *(Vice Chairman & Chief Executive Officer)*
Qu Ding *(Vice Chairman & Executive Deputy CEO)*
Lu Ming Fang
Ding Zhong De
Qian Shi Zheng *(Deputy CEO)*
Yao Fang
Tang Jun

Independent Non-Executive Directors

Lo Ka Shui
Woo Chia-Wei
Leung Pak To, Francis

Directors (Continued)

The biographical details of the Directors are set out on pages 42 to 45 of this annual report. Details of Directors' emoluments are set out in note 13 to the consolidated financial statements.

In accordance with the Company's Articles of Association, the Directors of the Company (including Independent Non-Executive Directors) shall be subject to retirement by rotation at each annual general meeting. Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Yao Fang and Mr. Tang Jun retire and, being eligible, offer themselves for re-election at the forthcoming annual general meeting.

None of the Directors being proposed for re-election at the forthcoming annual general meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

Directors' Interests

As at 31st December 2006, the interests and short positions of the Directors and Chief Executive of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO), as recorded in the register required to be kept under Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code, were as follows:

(I) Interests in shares and underlying shares of the Company

(a) Ordinary shares

Name of Director	Capacity	Nature of interests	Number of issued shares held	Percentage of issued share capital
Cai Lai Xing	Beneficial owner	Personal	4,000,000	0.41%
Qu Ding	Beneficial owner	Personal	1,250,000	0.13%
Lu Ming Fang	Beneficial owner	Personal	4,200,000	0.43%
Ding Zhong De	Beneficial owner	Personal	200,000	0.02%
Qian Shi Zheng	Beneficial owner	Personal	200,000	0.02%
Yao Fang	Beneficial owner	Personal	200,000	0.02%

All interests stated above represented long positions.

Directors' Interests (Continued)

(I) Interests in shares and underlying shares of the Company (Continued)

(b) Share options

Name of Director	Capacity	Date of grant	Exercise price per share HK$	Number of share options held	Percentage of issued share capital
Cai Lai Xing	Beneficial owner	2.9.2005	14.89	800,000	0.08%
Cai Yu Tian	Beneficial owner	2.5.2006	17.10	1,300,000	0.13%
Qu Ding	Beneficial owner	2.9.2005	14.89	560,000	0.06%
Lu Ming Fang	Beneficial owner	2.9.2005	14.89	480,000	0.05%
Ding Zhong De	Beneficial owner	2.5.2006	17.10	1,000,000	0.10%
Qian Shi Zheng	Beneficial owner	2.9.2005	14.89	300,000	0.03%
Tang Jun	Beneficial owner	2.9.2005	14.89	300,000	0.03%

(II) Interests in shares of SI Pharmaceutical

Name of Director	Capacity	Nature of interests	Number of issued shares held	Percentage of issued share capital
Lu Ming Fang	Beneficial owner	Personal	23,400	0.01%
Ding Zhong De	Beneficial owner	Personal	23,400	0.01%

All interests stated above represented long positions.

Save as disclosed above, none of the Directors nor Chief Executive of the Company had any other interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as at 31st December 2006.

Directors' Report

Share Options

Particulars of the share option schemes adopted by the Group are set out in note 38 to the consolidated financial statements.

During the year, the movements in the share options to subscribe for the Company's shares were as follows:

			Number of shares issuable under the share options				
	Date of grant	Exercise price per share HK$	Outstanding at 1.1.2006	Granted during the year	Exercised during the year	Lapsed during the year	Outstanding at 31.12.2006
Category 1: Directors							
Cai Lai Xing	2.9.2005	14.89	800,000	–	–	–	800,000
Cai Yu Tian	2.5.2006	17.10	–	1,300,000	–	–	1,300,000
Qu Ding	2.9.2005	14.89	560,000	–	–	–	560,000
Lu Ming Fang	2.9.2005	14.89	480,000	–	–	–	480,000
Ding Zhong De	2.5.2006	17.10	–	1,000,000	–	–	1,000,000
Qian Shi Zheng	2.9.2005	14.89	300,000	–	–	–	300,000
Tang Jun	2.9.2005	14.89	300,000	–	–	–	300,000
Total for Directors			2,440,000	2,300,000	–	–	4,740,000
Category 2: Employees							
	10.9.2002	11.71	7,385,000	–	(885,000)	(6,500,000)	–
	2.9.2005	14.89	4,560,000	–	(86,000)	(383,000)	4,091,000
	2.5.2006	17.10	–	1,500,000	–	–	1,500,000
Total for employees			11,945,000	1,500,000	(971,000)	(6,883,000)	5,591,000
Category 3: Others							
	2.9.2005	14.89	3,000,000	–	–	–	3,000,000
	2.5.2006	17.10	–	1,200,000	–	–	1,200,000
Total for others			3,000,000	1,200,000	–	–	4,200,000
Total for all categories			**17,385,000**	**5,000,000**	**(971,000)**	**(6,883,000)**	**14,531,000**

Directors' Report

Share Options (Continued)

Share options granted in September 2002 ("First Lot Share Options") under the Company's share option scheme are exercisable in three batches within a period of three and a half years commencing from six months after the respective dates of acceptance of the share options. The exercisable period of the First Lot Share Options was expired in September 2006.

Share options granted in September 2005 ("Second Lot Share Options") under the Company's share option scheme are exercisable during the period from 2nd March 2006 to 1st March 2009 in three batches.

Share options granted in May 2006 ("Third Lot Share Options") under the Company's share option scheme are exercisable during the period from 2nd November 2006 to 1st November 2009 in three batches.

During the year, the weighted average closing price of the Company's shares immediately before the dates on which the share options under the Company's share option scheme were exercised was HK$16.16.

The closing price of the Company's shares immediately before 2nd May 2006, being the date of grant of the Third Lot Share Options, was HK$16.70.

Directors' Right to Acquire Shares and Debentures of the Company

Save as disclosed under the section of "Share Options" above, at no time during the year was the Company or any of its holding companies, fellow subsidiaries or subsidiaries a party to any other arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Directors' Report

Interests of Substantial Shareholders and Other Persons

As at 31st December 2006, the interests and short positions of the substantial Shareholders of the Company and other persons, in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO, were as follows:

Name of Shareholder	Capacity	Nature of interests	Number of issued ordinary shares beneficially held	Percentage of issued share capital
(a) Long Positions				
SIIC	Interests held by controlled corporations	Corporate	548,076,000 (note (i))	56.59%
Templeton Asset Management Limited	Investment manager	Corporate	58,123,253	6.00%
(b) Short Positions				
SIIC	Interests held by controlled corporations	Corporate	87,653,993 (note (ii))	9.05%

Notes:

(i) SIIC through its wholly-owned subsidiaries, namely SIH, SIIC Capital and SIIC CM Development held 468,066,000, 80,000,000 and 10,000 ordinary shares of the Company respectively, and is accordingly deemed to be interested in the respective shares held by the aforesaid companies.

(ii) SIIC was taken to have short positions in respect of 87,653,993 underlying shares of the Company under certain listed equity derivatives pursuant to the Zero Coupon Guaranteed Exchangeable Bonds issued by STC due March 2009 unconditionally and irrevocably guaranteed by SIIC and exchangeable into ordinary shares of the Company.

Save as disclosed above, no other persons had any interests or short positions in the shares or underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO as at 31st December 2006.

Directors' Report

Connected Transactions

Details of the discloseable connected transactions for the year are set out in note 49(I) to the consolidated financial statements. Save as disclosed therein, there were no other transactions which need to be disclosed as connected transactions in accordance with the requirements of Chapter 14A of the Listing Rules.

The Independent Non-Executive Directors have reviewed the continuing connected transactions set out in note 49(I) to the consolidated financial statements and in their opinion, these transactions were entered into by the Group:

(i) in the ordinary and usual course of business of the Group;

(ii) on normal commercial terms or on terms no less favourable to the Group than terms available to or from independent third parties; and

(iii) in accordance with the relevant agreements governing such transactions on terms that are fair and reasonable and in the interests of the Shareholders of the Company as a whole.

Related Party Transactions

Details of the related party transactions for the year are set out in note 49(II) to the consolidated financial statements.

Directors' Interests In Contracts of Significance

No contracts of significance to which the Company, or any of its subsidiaries, and its holding company or any of its subsidiaries was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Major Customers and Suppliers

During the year, both the aggregate sales attributable to the Group's five largest customers and the aggregate purchases attributable to the Group's five largest suppliers were less than 30% of the Group's total sales and purchases, respectively.

Purchase, Sale or Redemption of the Company's Listed Securities

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

Directors' Report

Donations

During the year, the Group made charitable and other donations totalling HK$10,000.

Retirement Benefits Schemes

Details of the Group's retirement benefits schemes are set out in note 48 to the consolidated financial statements.

Sufficiency of Public Float

Based on information that is publicly available to the Company and within the knowledge of the Directors as at the date of this annual report, the Company has maintained a sufficient public float.

Corporate Governance

The corporate governance principals and practices adopted by the Company are set out in the Corporate Governance Report on pages 27 to 41 of this annual report.

Auditor

A resolution will be submitted to the annual general meeting of the Company to re-appoint Messrs. Deloitte Touche Tohmatsu as auditor of the Company.

On behalf of the Board



Cai Lai Xing
Chairman

Hong Kong, 20th April 2007

Independent Auditor's Report

Deloitte.
德勤

TO THE SHAREHOLDERS OF SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業控股有限公司
(incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of Shanghai Industrial Holdings Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") set out on pages 63 to 145, which comprise the consolidated and Company balance sheets as at 31st December 2006, and the consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the consolidated financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement.

Independent Auditor's Report

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31st December 2006 and the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, 20th April 2007

Consolidated Income Statement

For the year ended 31st December 2006

	Notes	2006 HK$'000	2005 HK$'000
Turnover	6	**6,851,023**	6,025,285
Cost of sales		**(4,307,078)**	(3,719,705)
Gross profit		**2,543,945**	2,305,580
Investment income	7	**726,676**	389,460
Other income		**310,815**	162,361
Distribution costs		**(873,253)**	(830,374)
Administrative expenses		**(792,179)**	(716,676)
Other expenses		**(1,900)**	(9,648)
Finance costs	8	**(104,555)**	(82,024)
Share of results of jointly controlled entities		**21,152**	2,839
Share of results of associates		**157,215**	102,532
Net gain on disposal of interests in subsidiaries, associates and jointly controlled entities	9	**23,842**	180,661
Dilution loss on share reform of a subsidiary	10	**(214,955)**	–
Loss on share reform of an associate		**(27,739)**	–
Impairment losses recognised in respect of goodwill relating to subsidiaries and interests in an associate and a jointly controlled entity		**(32,352)**	(26,185)
Discount on acquisition of additional interests in subsidiaries		**–**	2,324
Impairment loss on assets classified as held for sale	34	**–**	(31,247)
Profit before taxation		**1,736,712**	1,449,603
Income tax expenses	11	**(236,442)**	(194,042)
Profit for the year	12	**1,500,270**	1,255,561
Attributable to			
– Equity holders of the Company		**1,257,778**	1,027,940
– Minority interests		**242,492**	227,621
		1,500,270	1,255,561
Dividends	14	**426,058**	529,805
Earnings per share	15		
– Basic		**HK$1.30**	HK$1.07
– Diluted		**HK$1.29**	HK$1.06

Consolidated Balance Sheet

At 31st December 2006

	Notes	**2006 HK$'000**	2005 HK$'000
Non-Current Assets			
Investment properties	16	**80,570**	51,830
Property, plant and equipment	17	**2,671,797**	2,404,338
Prepaid lease payments – non-current portion	18	**251,016**	225,238
Toll road operating right	19	**1,778,596**	1,776,798
Other intangible assets	20	**89,659**	95,077
Goodwill	21	**421,825**	397,987
Interests in jointly controlled entities	23	**2,444,993**	2,390,508
Interests in associates	24	**3,793,890**	3,868,057
Available-for-sale investments	25	**197,109**	321,054
Loan receivables – non-current portion	26	**3,689**	4,277
Deposits paid on acquisition of property, plant and equipment	27	**664,945**	26,326
Deposit paid on acquisition of a subsidiary	28	**–**	68,269
Derivative financial instruments	29	**–**	6,421
Deferred tax assets	41	**28,762**	25,876
		12,426,851	11,662,056
Current Assets			
Inventories	30	**1,216,612**	1,215,725
Trade and other receivables	31	**1,513,127**	1,539,861
Prepaid lease payments – current portion	18	**7,035**	8,129
Loan receivables – current portion	26	**–**	62,757
Financial assets at fair value through profit or loss	32	**1,660,111**	1,070,042
Pledged bank deposits	33	**28,560**	28,000
Short-term bank deposits	33	**674,845**	275,804
Bank balances and cash	33	**6,102,154**	5,764,596
		11,202,444	9,964,914
Assets classified as held for sale	34	**28,833**	345,185
		11,231,277	10,310,099
Current Liabilities			
Trade and other payables	35	**1,535,920**	1,297,662
Taxation payable		**102,464**	65,236
Short-term bank and other borrowings	36	**614,741**	1,320,175
		2,253,125	2,683,073
Net Current Assets		**8,978,152**	7,627,026
Total Assets Less Current Liabilities		**21,405,003**	19,289,082

Consolidated Balance Sheet

At 31st December 2006

	Notes	2006 HK$'000	2005 HK$'000
Capital and Reserves			
Share capital	37	**96,850**	96,753
Reserves		**17,408,531**	16,279,139
Equity attributable to equity holders of the Company		**17,505,381**	16,375,892
Minority interests		**2,225,614**	1,832,137
Total Equity		**19,730,995**	18,208,029
Non-Current Liabilities			
Long-term bank and other borrowings	36	**1,561,962**	973,574
Deferred tax liabilities	41	**112,046**	107,479
		1,674,008	1,081,053
		21,405,003	19,289,082

The consolidated financial statements on pages 63 to 145 were approved and authorised for issue by the Board of Directors on 20th April 2007 and are signed on its behalf by:

Cai Yu Tian
Chief Executive Officer

Qian Shi Zheng
Deputy CEO

Balance Sheet

At 31st December 2006

	Notes	**2006 HK$'000**	2005 HK$'000
Non-Current Assets			
Property, plant and equipment	17	**5,388**	6,134
Investment in subsidiaries	22	**1,023,154**	1,023,154
Investment in a jointly controlled entity	23	–	141,673
Derivative financial instruments	29	–	6,421
		1,028,542	1,177,382
Current Assets			
Deposits, prepayments and other receivables		**13,299**	13,345
Amounts due from subsidiaries	40	**12,391,032**	13,271,642
Short-term bank deposits	33	**453,688**	171,823
Bank balances and cash	33	**2,864,133**	1,940,841
		15,722,152	15,397,651
Current Liabilities			
Other payables and accrued charges		**41,059**	38,873
Amounts due to subsidiaries	40	**632,762**	387,734
Short-term bank borrowings	36	–	800,000
		673,821	1,226,607
Net Current Assets		**15,048,331**	14,171,044
Total Assets Less Current Liabilities		**16,076,873**	15,348,426
Capital and Reserves			
Share capital	37	**96,850**	96,753
Reserves	39	**15,980,023**	14,451,673
		16,076,873	14,548,426
Non-Current Liabilities			
Long-term bank borrowings	36	–	800,000
		16,076,873	15,348,426

Cai Yu Tian
Chief Executive Officer

Qian Shi Zheng
Deputy CEO

Consolidated Statement of Changes in Equity

For the year ended 31st December 2006

	Attributable to equity holders of the Company												
	Share capital HK$'000	Share premium HK$'000	Share options reserve HK$'000	Capital redemption reserve HK$'000	Other revaluation reserve HK$'000 (note i)	Hedging reserve HK$'000	Revaluation reserve HK$'000	Translation reserve HK$'000	PRC statutory reserves HK$'000 (note ii)	Accumulated profits HK$'000	Total HK$'000	Minority interests HK$'000	Total HK$'000
At 1st January 2005	95,864	10,032,631	2,800	1,071	-	(3,328)	-	35,655	385,074	5,063,969	15,613,736	1,476,366	17,090,102
Gain on cash flow hedges	-	-	-	-	-	9,749	-	-	-	-	9,749	-	9,749
Exchange difference arising from translation of financial statements	-	-	-	-	-	-	-	76,942	-	-	76,942	23,186	100,128
Share of exchange difference arising from translation of financial statements of jointly controlled entities	-	-	-	-	-	-	-	44,177	-	-	44,177	-	44,177
Share of exchange difference arising from translation of financial statements of associates	-	-	-	-	-	-	-	20,334	-	-	20,334	-	20,334
Fair value adjustment on acquisition of subsidiaries	-	-	-	-	8,144	-	-	-	-	-	8,144	572	8,716
Net income recognised directly in equity	-	-	-	-	8,144	9,749	-	141,453	-	-	159,346	23,758	183,104
Profit for the year	-	-	-	-	-	-	-	-	-	1,027,940	1,027,940	227,621	1,255,561
Realised on disposal of interest in subsidiaries	-	-	-	-	-	-	-	11	-	-	11	-	11
Realised on disposal of interest in jointly controlled entities	-	-	-	-	-	-	-	(3,576)	(800)	-	(4,376)	-	(4,376)
Realised on disposal of interest in an associate	-	-	-	-	-	-	-	(26)	-	-	(26)	-	(26)
Total recognised income and expense for the year	-	-	-	-	8,144	9,749	-	137,862	(800)	1,027,940	1,182,895	251,379	1,434,274
Exercise of share options	889	-	-	-	-	-	-	-	-	-	889	-	889
Premium arising on issue of shares	-	103,271	-	-	-	-	-	-	-	-	103,271	-	103,271
Transaction costs attributable to issue of new shares	-	(121)	-	-	-	-	-	-	-	-	(121)	-	(121)
Recognition of equity-settled share-based payment expenses	-	-	5,027	-	-	-	-	-	-	-	5,027	1,111	6,138
Transfers	-	-	-	-	-	-	-	-	68,826	(68,826)	-	-	-
Capital contributions by minority shareholders of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	84,159	84,159
Dividends paid to minority shareholders of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(110,994)	(110,994)
Acquisition on additional interests in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(79,100)	(79,100)
Acquired on acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	209,706	209,706
Partial disposal of interest in a subsidiary	-	-	-	-	-	-	-	-	-	-	-	1,825	1,825
Disposal of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	(2,315)	(2,315)
Dividends paid (note 14)	-	-	-	-	-	-	-	-	-	(529,805)	(529,805)	-	(529,805)
At 31st December 2005	96,753	10,135,781	7,327	1,071	8,144	6,421	-	173,517	453,100	5,493,278	16,375,892	1,832,137	18,208,029

Consolidated Statement of Changes in Equity

For the year ended 31st December 2006

	Attributable to equity holders of the Company												
	Share capital HK$'000	Share premium HK$'000	Share options reserve HK$'000	Capital redemption reserve HK$'000	Other revaluation reserve HK$'000 (note i)	Hedging reserve HK$'000	Revaluation reserve HK$'000	Translation reserve HK$'000	PRC statutory reserves HK$'000 (note ii)	Accumulated profits HK$'000	Total HK$'000	Minority interests HK$'000	Total HK$'000
At 1st January 2006	96,753	10,135,781	7,827	1,071	8,144	6,421	-	173,517	453,100	5,493,278	16,375,892	1,832,137	18,208,029
Loss on cash flow hedges	-	-	-	-	-	(6,421)	-	-	-	-	(6,421)	-	(6,421)
Exchange difference arising from translation of financial statements	-	-	-	-	-	-	-	156,992	-	-	156,992	63,863	220,855
Share of exchange difference arising from translation of financial statements of jointly controlled entities	-	-	-	-	-	-	-	92,317	-	-	92,317	-	92,317
Share of exchange difference arising from translation of financial statements of associates	-	-	-	-	-	-	-	45,217	-	-	45,217	-	45,217
Fair value adjustment on available-for-sale investments	-	-	-	-	-	-	4,002	-	-	-	4,002	-	4,002
Net income recognised directly in equity	-	-	-	-	-	(6,421)	4,002	294,526	-	-	292,107	63,863	355,970
Profit for the year	-	-	-	-	-	-	-	-	-	1,257,778	1,257,778	242,492	1,500,270
Realised on dilution of interest on share reform of a subsidiary	-	-	-	-	-	-	-	(3,778)	(3,319)	3,319	(3,778)	-	(3,778)
Realised on disposal of interest in subsidiaries	-	-	-	-	-	-	-	(31)	-	-	(31)	-	(31)
Realised on disposal of interest in an associate	-	-	-	-	-	-	-	(13,195)	(43,931)	43,931	(13,195)	-	(13,195)
Dilution of interest on share reform of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	214,481	214,481
Total recognised income and expense for the year	-	-	-	-	-	(6,421)	4,002	277,522	(47,250)	1,305,028	1,532,881	520,836	2,053,717
Exercise of share options	97	-	-	-	-	-	-	-	-	-	97	-	97
Premium arising on issue of shares	-	11,547	-	-	-	-	-	-	-	-	11,547	-	11,547
Release of share options reserve on exercise of share options	-	72	(72)	-	-	-	-	-	-	-	-	-	-
Reversal upon cancellation of share option	-	-	(321)	-	-	-	-	-	-	321	-	-	-
Transaction costs attributable to issue of new shares	-	(25)	-	-	-	-	-	-	-	-	(25)	-	(25)
Recognition of equity-settled share-based payment expenses	-	-	11,047	-	-	-	-	-	-	-	11,047	31	11,078
Transfers	-	-	-	-	-	-	-	-	73,064	(73,064)	-	-	-
Capital contributions by minority shareholders of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	2,509	2,509
Capital refunds to minority shareholders of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	(11,250)	(11,250)
Dividends paid to minority shareholders of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(137,822)	(137,822)
Acquisition of additional interests in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(4,703)	(4,703)
Acquired on acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	19,584	19,584
Disposal of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(315)	(315)
Partial disposal of interest in a subsidiary	-	-	-	-	-	-	-	-	-	-	-	4,607	4,607
Dividends paid (note 14)	-	-	-	-	-	-	-	-	-	(426,058)	(426,058)	-	(426,058)
At 31st December 2006	96,850	10,147,375	18,481	1,071	8,144	-	4,002	451,039	478,914	6,299,505	17,505,381	2,225,614	19,730,995

Notes:

(i) Other revaluation reserve represents fair value adjustment on acquisition of subsidiaries relating to interests previously held by the Group as associates.

(ii) The People's Republic of China, other than Hong Kong (the "PRC") statutory reserves are reserves required by the relevant PRC laws applicable to the Group's PRC subsidiaries, jointly controlled entities and associates.

Consolidated Cash Flow Statement

For the year ended 31st December 2006

	2006 HK$'000	2005 HK$'000
Profit before taxation	**1,736,712**	1,449,603
Adjustments for:		
Dividend income from listed equity investments	**(3,514)**	(5,231)
Dividend income from unlisted equity investments	**(38,546)**	(31,371)
Income from investments in other projects	**(3,861)**	(3,215)
Interest income	**(266,562)**	(156,115)
Interest expense	**104,555**	82,024
Rental income	**(6,229)**	(3,343)
Amortisation of toll road operating right	**67,335**	41,950
Amortisation of other intangible assets	**13,861**	6,978
Depreciation and amortisation of property, plant and equipment	**234,786**	211,538
Release of prepaid lease payments	**6,873**	5,500
(Gain) loss on disposal of property, plant and equipment	**(386)**	8,783
Gain on transfer of prepaid lease payments	**(533)**	–
Impairment loss recognised on available-for-sale investments	**1,900**	9,648
Increase in fair value of investment properties	**(24,861)**	(7,133)
Impairment loss on bad and doubtful debts	**53,292**	24,424
Research and development costs expensed	**49,273**	64,711
Gain on disposal of available-for-sale investments	**(268,074)**	–
Share of results of jointly controlled entities	**(21,152)**	(2,839)
Share of results of associates	**(157,215)**	(102,532)
Equity-settled share-based payment expense	**11,078**	6,138
Net gain on disposal of interests in subsidiaries, associates and jointly controlled entities	**(23,842)**	(180,661)
Dilution loss on share reform of a subsidiary	**214,955**	–
Loss on share reform of an associate	**27,739**	–
Impairment losses recognised in respect of goodwill relating to subsidiaries and interests in an associate and a jointly controlled entity	**32,352**	26,185
Discount on acquisition of additional interests in subsidiaries	**–**	(2,324)
Impairment loss on assets classified as held for sale	**–**	31,247
Operating cash flows before movements in working capital	**1,739,936**	1,473,965
Decrease (increase) in inventories	**60,180**	(197,012)
(Increase) decrease in financial assets at fair value through profit or loss	**(589,481)**	13,994
(Increase) decrease in trade and other receivables	**(1,647)**	3,110
Increase (decrease) in trade and other payables	**217,933**	(362,361)
Cash generated from operations	**1,426,921**	931,696
PRC income tax paid	**(123,722)**	(122,583)
Hong Kong Profits Tax paid	**(77,988)**	(100,721)
Hong Kong Profits Tax refunded	**–**	17,772
NET CASH FROM OPERATING ACTIVITIES	**1,225,211**	726,164

Consolidated Cash Flow Statement

For the year ended 31st December 2006

	Notes	2006 HK$'000	2005 HK$'000
INVESTING ACTIVITIES			
Increase in deposits paid on acquisition of property, plant and equipment		**(638,619)**	(505)
Purchase of property, plant and equipment		**(458,894)**	(350,112)
(Increase) decrease in bank deposits		**(399,601)**	320,088
Capital contributions to jointly controlled entities		**(62,517)**	(503,307)
Purchase of available-for-sale investments		**(60,331)**	(52,046)
Research and development costs paid		**(49,273)**	(64,711)
Increase in prepaid lease payments		**(28,313)**	(1,569)
Purchase of additional interest in subsidiaries		**(9,187)**	(83,368)
Capital contributions to an associate		**(2,437)**	–
Proceeds from disposal of available-for-sale investments		**457,369**	36,509
Proceeds from disposal of interests in associates		**355,312**	199,601
Interest received		**266,562**	155,924
Dividends received from associates		**100,364**	160,846
Net proceeds from share reform of an associate		**83,584**	–
Dividends received from jointly controlled entities		**70,136**	286,812
Repayment of loan receivables		**63,345**	–
Capital refunds from a jointly controlled entity		**53,869**	–
Dividends received from unlisted equity investments		**38,546**	31,371
Proceeds from disposal of investment properties		**16,726**	1,782
Proceeds from disposal of property, plant and equipment		**12,893**	4,836
Acquisition of a subsidiary (net of cash and cash equivalents acquired)	42	**11,038**	43,896
Disposal of subsidiaries (net of cash and cash equivalents disposed of)	43	**9,149**	4,122
Rental income received		**6,229**	3,343
Proceeds from partial disposal of interest in a subsidiary		**4,607**	5,686
Government grants received		**3,879**	2,587
Income received from investments in other projects		**3,861**	3,215
Dividends received from listed equity investments		**3,514**	5,231
Proceeds from transfer of prepaid lease payments		**1,067**	–
Proceeds from disposal of interests in jointly controlled entities		**–**	222,628
Decrease in placement of deposits with financial institutions		**–**	188,962
Repayment from a minority shareholder of a subsidiary		**–**	4,255
Loans advanced to a jointly controlled entity and a minority shareholder of a subsidiary		**–**	(68,350)
Deposit paid on acquisition of a subsidiary		**–**	(68,269)
Patents paid		**–**	(2,975)
NET CASH (USED IN) FROM INVESTING ACTIVITIES		**(147,122)**	486,482

Consolidated Cash Flow Statement

For the year ended 31st December 2006

	2006 HK$'000	2005 HK$'000
FINANCING ACTIVITIES		
Repayment of bank and other borrowings	**(2,066,230)**	(640,022)
Dividends paid	**(426,058)**	(529,805)
Dividends paid to minority shareholders of subsidiaries	**(137,822)**	(110,994)
Interest paid on bank and other borrowings	**(105,479)**	(82,024)
Capital refunds to minority shareholders of a subsidiary	**(11,250)**	–
Expenses incurred in connection with the issue of shares	**(25)**	(121)
Borrowings raised	**1,919,277**	524,617
Proceeds from issue of shares	**11,644**	104,160
Capital contributions by minority shareholders of subsidiaries	**2,509**	84,159
NET CASH USED IN FINANCING ACTIVITIES	**(813,434)**	(650,030)
NET INCREASE IN CASH AND CASH EQUIVALENTS	**264,655**	562,616
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	**72,903**	16,287
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**5,764,596**	5,185,693
CASH AND CASH EQUIVALENTS AT END OF YEAR, represented by bank balances and cash	**6,102,154**	5,764,596

Notes to the Financial Statements

For the year ended 31st December 2006

1. General

The Company is a public limited company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). Its ultimate holding company is Shanghai Industrial Investment (Holdings) Company Limited, also incorporated in Hong Kong. The addresses of the registered office and principal place of business of the Company are disclosed in the section of "Corporate Information" to the annual report.

The consolidated financial statements are presented in Hong Kong dollars, which is the same as the functional currency of the Company.

The Company is an investment holding company. The principal activities of its principal subsidiaries are set out in note 52.

2. Application of New and Revised Hong Kong Financial Reporting Standards

In the current year, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRS(s)"), Hong Kong Accounting Standards ("HKAS(s)") and interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") which are either effective for accounting periods beginning on or after 1st December 2005 or 1st January 2006. The adoption of the new HKFRSs had no material effect on how the results and financial position for the current or prior accounting years has been prepared and presented. Accordingly, no prior year adjustment has been required.

The Group has not early applied the following new standards, amendment or interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standards, amendment or interpretations will have no material impact on the results or the financial position of the Group except for HK(IFRIC)-INT 12 "Service Concession Arrangements" in which the Group has commenced considering the potential impact but not yet in a position to determine whether it would have a significant impact on the results or the financial position of the Group.

HKAS 1 (Amendment)	Capital Disclosures[1]
HKFRS 7	Financial Instruments: Disclosures[1]
HKFRS 8	Operating Segments[2]
HK(IFRIC)-INT 7	Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies[3]
HK(IFRIC)-INT 8	Scope of HKFRS 2[4]
HK(IFRIC)-INT 9	Reassessment of Embedded Derivatives[5]
HK(IFRIC)-INT 10	Interim Financial Reporting and Impairment[6]
HK(IFRIC)-INT 11	HKFRS 2 – Group and Treasury Share Transactions[7]
HK(IFRIC)-INT 12	Service Concession Arrangements[8]

[1] Effective for annual periods beginning on or after 1st January 2007.
[2] Effective for annual periods beginning on or after 1st January 2009.
[3] Effective for annual periods beginning on or after 1st March 2006.
[4] Effective for annual periods beginning on or after 1st May 2006.
[5] Effective for annual periods beginning on or after 1st June 2006.
[6] Effective for annual periods beginning on or after 1st November 2006.
[7] Effective for annual periods beginning on or after 1st March 2007.
[8] Effective for annual periods beginning on or after 1st January 2008.

3. Significant Accounting Policies

The consolidated financial statements have been prepared on the historical cost basis except for certain properties and financial instruments, which are measured at revalued amounts or fair values, as explained in the accounting policies set out below.

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards issued by the HKICPA. In addition, the financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") and by the Hong Kong Companies Ordinance.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Business combinations

The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under HKFRS 3 "Business Combinations" are recognised at their fair values at the acquisition date.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in profit or loss.

The interest of minority shareholders in the acquiree is initially measured at the minority's proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

Notes to the Financial Statements

For the year ended 31st December 2006

3. Significant Accounting Policies (Continued)

Goodwill

Goodwill arising on acquisitions prior to 1st January 2005

Goodwill arising on an acquisition of a subsidiary, an associate or a jointly controlled entity for which the agreement date is before 1st January 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of the relevant subsidiary, associate or jointly controlled entity at the date of acquisition.

For previously capitalised goodwill arising on acquisitions after 1st January 2001, the Group has discontinued amortisation from 1st January 2005 onwards, and such goodwill is tested for impairment annually, and whenever there is an indication that the cash generating unit to which the goodwill relates may be impaired.

Goodwill arising on acquisitions on or after 1st January 2005

Goodwill arising on an acquisition of a subsidiary, an associate or a jointly controlled entity for which the agreement date is on or after 1st January 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant subsidiary, associate or jointly controlled entity at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

Capitalised goodwill arising on an acquisition of a subsidiary is presented separately in the consolidated balance sheet. Capitalised goodwill arising on an acquisition of an associate or a jointly controlled entity (which is accounted for using the equity method) is included in the cost of the investment of the relevant associate or jointly controlled entity.

For the purposes of impairment testing, goodwill arising from an acquisition of a subsidiary is allocated to each of the relevant cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the cash-generating unit to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised directly in the consolidated income statement. An impairment loss for goodwill is not reversed in subsequent periods.

On subsequent disposal of a subsidiary, an associate or a jointly controlled entity, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

Additional interests in subsidiaries are measured at the aggregate of the carrying amounts of identified assets and liabilities of the subsidiaries and any excess of the consideration over the net assets acquired are accounted for as goodwill. Any excess of the net assets acquired over the consideration is recognised immediately in profit or loss.

For goodwill arising on acquisition of an associate or a jointly controlled entity, the goodwill included in the carrying amount of interests in an associate or a jointly controlled entity is not separately tested for impairment. Instead, the entire carrying amount of the interests in an associate or a jointly controlled entity is tested for impairment by comparing the Group's share of the present value of the estimated future cash flows expected to be generated by the associate or jointly controlled entity with its carrying amount. Any impairment loss identified is recognised and is allocated first to goodwill.

Notes to the Financial Statements

For the year ended 31st December 2006

3. Significant Accounting Policies (Continued)

Investment in subsidiaries

Investment in subsidiaries is included in the Company's balance sheet at cost less any identified impairment loss. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.

Interest in jointly controlled entities

Joint venture arrangements that involve the establishment of a separate entity in which venturers have joint control over the economic activity of the entity are referred to as jointly controlled entities.

The results and assets and liabilities of jointly controlled entities are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in jointly controlled entities are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the profit or loss and of changes in equity of the jointly controlled entities, less any identified impairment loss. When the Group's share of losses of a jointly controlled entity equals or exceeds its interest in that jointly controlled entity, the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that jointly controlled entity.

When a group entity transacts with a jointly controlled entity of the Group, unrealised profits or losses are eliminated to the extent of the Group's interest in the jointly controlled entity, except to the extent that unrealised losses provide evidence of an impairment of the asset transferred, in which case, the full amount of losses is recognised.

The Company's interest in jointly controlled entities are stated at cost, as reduced by any identified impairment loss. The results of jointly controlled entities are accounted for by the Company on the basis of dividend received and receivable.

Interest in associates

An associate is an entity over which the investor has significant influence and that is neither a subsidiary nor an interest in a joint venture.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the net assets of the associates, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate, the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

Non-current assets classified as held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition.

Non-current assets or disposal groups classified as held for sale are measured at the lower of the assets' or disposal groups' previous carrying amount and fair value less costs to sell.

Notes to the Financial Statements

For the year ended 31st December 2006

3. Significant Accounting Policies (Continued)

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts and sales related taxes.

Sales of goods are recognised when goods are delivered and title has been passed.

Toll fee income from the operation of toll road, net of business tax payable in the PRC, is recognised at the time of usage and when the toll fee is received.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Income from those investments available-for-sale where the Group is contracted to receive a pre-determined minimum sum over the period of the investment is allocated to accounting periods so as to reflect a constant periodic rate of return on the net investment in these investments.

Rental income, including rental invoiced in advance from letting of properties and plant and machinery under operating leases, is recognised on a straight line basis over the period of the respective leases.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Investment properties

On initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured using the fair value model. Gains or losses arising from changes in the fair value of investment property are included in profit or loss for the period in which they arise.

An investment property is derecognised upon disposal or when the investment property is permanently withdrawn from use or no future economic benefits are expected from its disposals. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated income statement in the year in which the asset is derecognised.

Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at cost less subsequent accumulated depreciation and accumulated impairment losses.

Property, plant and equipment in the course of construction are carried at cost, less any identified impairment losses. Depreciation of these assets commences when they are available for use (i.e. when they are in the location and condition necessary for them to be capable of operating in the manner intended by management).

3. Significant Accounting Policies (Continued)

Property, plant and equipment (Continued)

Depreciation is provided to write off the cost of items of property, plant and equipment, other than construction in progress, over their estimated useful lives and after taking into account of their estimated residual values, using the straight line method.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognised.

Prepaid lease payments

Prepaid lease payments, which represents up-front payments to acquire leasehold land interest, are stated at cost and amortised over the period of the lease on a straight line basis.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Rental income from operating leases is recognised in the consolidated income statement on a straight line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised as an expense on a straight line basis over the lease term.

The Group as lessee

Rentals payable under operating leases are charged to profit or loss on a straight line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight line basis.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation, in which case, such exchange differences are recognised in equity in the consolidated financial statements. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity, in which cases, the exchange differences are also recognised directly in equity.

Notes to the Financial Statements

For the year ended 31st December 2006

3. Significant Accounting Policies (Continued)

Foreign currencies (Continued)

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the translation reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation on or after 1st January 2005 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the balance sheet date. Exchange differences arising are recognised in the translation reserve.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

Government grants

Government grants are recognised as income over the periods necessary to match them with the related costs. Grants related to depreciable assets are presented as a deduction from the carrying amount of the relevant asset and are released to income over the useful lives of the assets. Grants related to expense items are recognised in the same period as those expenses are charged in the consolidated income statement and are deducted in reporting the related expense.

Retirement benefits costs

Payments to defined contribution retirement benefits schemes are charged as expenses when employees have rendered service entitling them to the contributions. Payments made to state-managed retirement benefits schemes are dealt with as payments to defined contribution schemes where the Group's obligations under the schemes are equivalent to those arising in a defined contribution retirement benefits scheme.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Notes to the Financial Statements

For the year ended 31st December 2006

3. Significant Accounting Policies (Continued)

Taxation (Continued)

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax base used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Intangible assets

On initial recognition, intangible assets acquired separately and from business combinations are recognised at cost and at fair value respectively. After initial recognition, intangible assets with finite useful lives are carried at costs less accumulated amortisation and any accumulated impairment losses.

Gains or losses arising from derecognition of an intangible asset are measured at the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the income statement when the asset is derecognised.

Toll road operating right

Toll road operating right is stated at cost less amortisation and any accumulated impairment losses. Amortisation is provided to write off the cost of toll road operating right on a units-of-usage basis, calculated based on the proportion of actual traffic volume for a particular period to the projected total traffic volume over the periods for which the Group is granted the rights to operate the toll road.

Patents

Patents with definite useful lives are measured initially at cost and are amortised on a straight line basis over their estimated useful lives.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted average method.

Financial instruments

Financial assets and financial liabilities are recognised on the balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Notes to the Financial Statements

For the year ended 31st December 2006

3. Significant Accounting Policies (Continued)

Financial instruments (Continued)

Financial assets

The Group's financial assets are classified as financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss has two subcategories, including financial assets held for trading and those designated at fair value through profit or loss on initial recognition.

A financial asset other than a financial asset held for trading may be designated as at fair value through profit or loss upon initial recognition if it forms part of a contract containing one or more embedded derivatives, and HKAS 39 "Financial Instruments: Recognition and Measurement" permits the entire combined contract (asset or liability) to be designated as at fair value through profit or loss.

At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including trade and other receivables, loan receivables, pledged bank deposits, short-term bank deposits and bank balances) are carried at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

3. Significant Accounting Policies (Continued)

Financial instruments (Continued)

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments. At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss. Impairment losses on available-for-sale financial assets are recognised in profit or loss. Impairment losses on available-for-sale equity investments will not reverse in profit or loss in subsequent periods.

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not reverse in subsequent periods.

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities. The accounting policies adopted in respect of the Group's financial liabilities and equity instruments are set out below.

Financial liabilities

Financial liabilities including trade and other payables and bank and other borrowings are subsequently measured at amortised cost, using the effective interest method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Derivative financial instruments and hedging

The Group uses derivative financial instruments (primarily interest rate swaps) to hedge its exposure against interest rate risks. Such derivatives are measured at fair value regardless of whether they are designated as effective hedging instruments.

Cash flow hedges

For cash flow hedges that qualify for hedge accounting, the effective portion of the gains or losses arising on the changes in fair value of hedging instruments is initially recognised in equity and recycled into the consolidated income statement when the hedged items affects profit or loss. The ineffective portion is recognised immediately in profit or loss.

Notes to the Financial Statements

For the year ended 31st December 2006

3. Significant Accounting Policies (Continued)

Financial instruments (Continued)

Hedge accounting is discontinued when the Group revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any cumulative gain or loss deferred in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was deferred in equity is recognised immediately in profit or loss.

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

Financial liabilities are derecognised when the obligation specified in the relevant contract is discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in profit or loss.

Equity-settled share-based payment transactions

For share options granted to employees of the Group after 7th November 2002 and had not vested on 1st April 2005, the fair value of services received determined by reference to the fair value of share options granted at the grant date is expensed on a straight line basis over the vesting period, with a corresponding increase in the share options reserve in equity.

At each balance sheet date, the Group revises its estimates of the number of options that are expected to ultimately vest. The impact of the revision of the original estimates, if any, is recognised in profit or loss over the remaining vesting period, with a corresponding adjustment to share options reserve in equity.

At the time when the share options are exercised, the amount previously recognised in share options reserve will be transferred to share premium. When the share options are forfeited or are still not exercised at the expiry date, the amount previously recognised in share options reserve will be transferred to accumulated profits.

Impairment losses (other than goodwill)

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another standard, in which case the impairment loss is treated as a revaluation decrease under that standard.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount under another standard, in which case the reversal of the impairment loss is treated as a revaluation increase under that standard.

Notes to the Financial Statements

For the year ended 31st December 2006

4. Critical Accounting Judgment and Key Sources of Estimation Uncertainty

Critical judgment in applying the Group's accounting policies

Consolidation of a subsidiary

During the year, the Group's equity interest in Shanghai Industrial Pharmaceutical Investment Co., Ltd. (formerly known as Shanghai Industrial United Holdings Co., Ltd.) ("SI Pharmaceutical"), a subsidiary of the Company, was diluted from 56.63% to 43.62% upon the completion of a share reform.

The directors of the Company are of the opinion that the Group still retains control over SI Pharmaceutical subsequent to the share reform plan as the remaining 56.38% shareholding of SI Pharmaceutical is dispersed and it is highly unlikely for the other shareholders to organise their interests to exercise control over the board of SI Pharmaceutical. Hence, the directors of the Company consider control over SI Pharmaceutical still exists through the right to appoint or remove the majority of the members of the board of directors of SI Pharmaceutical. Accordingly, SI Pharmaceutical continues to be accounted for as a subsidiary of the Company and the results of SI Pharmaceutical were consolidated in the consolidated financial statements.

Key sources of estimation uncertainty

The Group makes estimates and assumptions concerning the future. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below:

Estimated impairment of goodwill

Determining whether goodwill amounting to HK$421,825,000 as at 31st December 2006 is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. Where the actual future cash flows are less than expected, a material impairment loss may arise. Details of impairment test are set out in note 21.

Amortisation of toll road operating right

Toll road operating right amounting to HK$1,778,596,000 as at 31st December 2006 is amortised on a units-of-usage basis, calculated based on the proportion of actual traffic volume for a particular period to the projected total traffic volume over the operating period of the toll road. If the actual traffic volume differs from the original projection, such difference will impact the amortisation for the remaining period to be amortised.

5. Financial Instruments

(a) Financial risk management objectives and policies

The Group's major financial instruments include equity and debt investments, borrowings, trade and other receivables, trade and other payables, loan receivables and bank balances and cash. Details of these financial instruments are disclosed in the respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Notes to the Financial Statements

For the year ended 31st December 2006

5. Financial Instruments (Continued)

(a) Financial risk management objectives and policies (Continued)

Market risk

(i) Currency risk

The Group mainly operates in the PRC and Hong Kong and the exposure in exchange rate risks mainly arises from fluctuations in the United States dollar, Hong Kong dollar and Renminbi exchange rates. Exchange rate fluctuations and market trends have always been the concern of the Group. As Hong Kong dollar and Renminbi are both under managed floating systems, after reviewing the Group's exposure for the time being, the Group did not enter into any derivative contracts aimed at minimising exchange rate risks during the year. However, management monitors foreign currency exposure and will consider hedging significant foreign currency exposure should the need arise.

(ii) Interest rate risk

To complement the repayment of the original syndication loan of HK$1,600 million, the Group terminated its related interest rate hedging arrangement during the year. To exercise prudent management against interest rate risk, the Group will continue to review the market trend, as well as its business operation needs and its financial position, in order to identify the most effective interest rate hedging means for the HK$3 billion syndication loan raised in the fourth quarter of the year.

(iii) Price risk

The Group is exposed to equity price risk through available-for-sale investments and financial assets at fair value through profit or loss. Management manages this exposure by maintaining a portfolio of investments with different risk profiles.

Credit risk

As at 31st December 2006, the Group's maximum exposure to credit risk which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties or debtors which the Group has provided financial guarantees is arising from:

- the carrying amount of the respective recognised financial assets as stated in the consolidated balance sheet; and
- the amount disclosed in note 46 Contingent Liabilities.

The Group's principal financial assets are bank balances and cash, equity and debt investments, and trade and loan receivables.

Notes to the Financial Statements

For the year ended 31st December 2006

5. Financial Instruments (Continued)

(a) Financial risk management objectives and policies (Continued)

Credit risk (Continued)

The Group's credit risk is primarily attributable to its trade receivables. The amounts presented in the consolidated balance sheet are net of allowances for doubtful receivables. An allowance for impairment is made where there is an identified loss event which, based on previous experience, is evidence of a reduction in the recoverability of the cash flows.

With respect to the credit risk of the Group's treasury operations, management has established internal procedures to monitor the Group's bank balances and cash, securities investments to be placed and entered into with financial institutions of good reputation. These internal procedures also impose limitation on the amount outstanding and to manage the credit ratings on equity investments to be held, so as to minimise the Group's credit risk exposure.

The Group's credit risk on bank balances and bank deposits is limited because the counterparties are banks with good reputation.

The Group has no significant concentration of credit risk, with exposure spread over a number of counterparties and customers.

(b) Fair value

The fair value of financial assets and financial liabilities are determined as follows:

- the fair value of financial assets traded on active liquid markets are determined with reference to quoted market bid prices;

- the fair value of other financial assets and financial liabilities (excluding derivative instruments) are determined in accordance with generally accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions; and

- the fair value of derivative instruments are calculated using discounted cash flow analysis using the applicable yield curve.

The directors of the Company consider that the carrying amounts of financial assets and financial liabilities recorded at amortised cost in the consolidated financial statements approximate their fair values.

Notes to the Financial Statements

For the year ended 31st December 2006

6. Turnover

Turnover represents the aggregate of the net amounts received and receivable from third parties and is summarised as follows:

	2006 HK$'000	2005 HK$'000
Sales of goods	**6,574,604**	5,843,707
Income from infrastructure facilities	**276,419**	181,578
	6,851,023	6,025,285

7. Investment Income

	2006 HK$'000	2005 HK$'000
Interest on bank deposits	**239,918**	135,620
Gain on disposal of available-for-sale investments	**268,074**	–
Dividend income from unlisted equity investments	**38,546**	31,371
Net increase in fair value of financial assets at fair value through profit or loss	**139,890**	190,185
Interest on debt securities	**24,292**	15,678
Other interest income	**2,352**	4,817
Dividend income from listed equity investments	**3,514**	5,231
Rental income from property, plant and equipment	**6,229**	3,343
Income from investments in available-for-sale investments	**3,861**	3,215
	726,676	389,460

8. Finance Costs

	2006 HK$'000	2005 HK$'000
Interest on:		
Bank and other borrowings wholly repayable		
– within five years	**105,318**	81,916
– over five years	**161**	108
Total borrowing costs	**105,479**	82,024
Less: amounts capitalised in construction in progress	**(924)**	–
	104,555	82,024

Notes to the Financial Statements

For the year ended 31st December 2006

9. Net Gain on Disposal of Interests in Subsidiaries, Associates and Jointly Controlled Entities

	2006 HK$'000	2005 HK$'000
Gain on disposal of interest in associates	**26,823**	126,541
Gain (loss) on disposal of interest in subsidiaries	**3,468**	(5,506)
Gain on deemed disposal of interest in an associate	**583**	12,506
Loss on deemed disposal of interest in a jointly controlled entity	**(7,032)**	–
Gain on disposal of interest in jointly controlled entities	**–**	43,259
Gain on partial disposal of interest in a subsidiary	**–**	3,861
	23,842	180,661

10. Dilution Loss on Share Reform of a Subsidiary

During the year, the share reform plan for conversion of all non-floating shares of SI Pharmaceutical into floating shares of SI Pharmaceutical was completed. Under the share reform plan, a wholly-owned subsidiary of the Company would offer all holders of floating shares of SI Pharmaceutical three non-floating shares for every ten floating shares held by each of such holders, in exchange for the consent by the holders of floating shares of SI Pharmaceutical to the conversion of all non-floating shares into floating shares of SI Pharmaceutical. Following the conversion of all non-floating shares of SI Pharmaceutical into floating shares of SI Pharmaceutical, the Group's equity interest in SI Pharmaceutical was diluted from 56.63% to 43.62%. A loss on share reform of HK$214,955,000 was recognised during the year.

11. Income Tax Expenses

	2006 HK$'000	2005 HK$'000
Current tax		
– Hong Kong	**86,106**	75,952
– Other regions in the PRC	**149,696**	111,313
	235,802	187,265
Under(over)provision in prior years		
– Hong Kong	**1,291**	(15,759)
– Other regions in the PRC	**(971)**	–
	320	(15,759)
Deferred taxation (note 41)	**320**	22,536
	236,442	194,042

Notes to the Financial Statements

For the year ended 31st December 2006

11. Income Tax Expenses (Continued)

Hong Kong Profits Tax is calculated at 17.5% (2005: 17.5%) of the estimated assessable profit for the year.

Pursuant to the relevant laws and regulations in the PRC, the Group's PRC subsidiaries are entitled to certain exemption and reliefs from PRC income tax for a number of years. Certain PRC subsidiaries are also entitled to reduced tax rates because they are classified as "high technology entities" under the relevant rules. The current year's PRC income tax charges are arrived at after taking into account these various tax incentives, ranging from 7.5% to 33%.

The income tax expenses for the year can be reconciled to the profit before taxation per the income statement as follows:

	2006	2005
	HK$'000	HK$'000
Profit before taxation	**1,736,712**	1,449,603
Tax at PRC Statutory Tax rate of 33% (2005: 33%)	**573,115**	478,369
Tax effect of share of results of jointly controlled entities and associates	**(58,861)**	(34,772)
Tax effect of expenses not deductible for tax purpose	**99,793**	37,372
Tax effect of income not taxable for tax purpose	**(166,482)**	(105,097)
Under(over)provision in respect of prior years	**320**	(15,759)
Tax effect of tax losses not recognised	**650**	5,251
Utilisation of tax losses previously not recognised	**(9,362)**	(19,267)
Effect of tax exemption and tax reliefs granted to PRC subsidiaries	**(62,472)**	(74,088)
Effect of different tax rates of subsidiaries operating in other jurisdictions	**(140,648)**	(76,322)
Others	**389**	(1,645)
Income tax expenses for the year	**236,442**	194,042

Notes to the Financial Statements

For the year ended 31st December 2006

12. Profit for the Year

	2006 HK$'000	2005 HK$'000
Profit for the year has been arrived at after charging (crediting):		
Employee benefits expense for the year, including directors' emoluments:		
Basic salaries and allowances	**500,810**	421,390
Bonuses	**73,840**	68,014
Equity-settled share-based payment expense	**8,200**	4,965
Retirement benefits scheme contributions, net of forfeited contributions of HK$678,000 (2005: HK$399,000)	**31,848**	36,604
	614,698	530,973
Amortisation of toll road operating right (included in cost of sales)	**67,335**	41,950
Amortisation of other intangible assets (included in administrative expenses)	**13,861**	6,978
Depreciation and amortisation of property, plant and equipment	**234,786**	211,538
Release of prepaid lease payments to income statement	**6,873**	5,500
Total depreciation and amortisation	**322,855**	265,966
Auditors' remuneration	**8,050**	7,327
Equity-settled share-based payment expense in respect of options granted to other eligible participants	**2,878**	1,173
Impairment loss on bad and doubtful debts	**53,292**	24,424
Impairment loss recognised on available-for-sale investments (included in other expenses)	**1,900**	9,648
Increase in fair value of investment properties	**(24,861)**	(7,133)
(Gain) loss on disposal of property, plant and equipment	**(386)**	8,783
Gain on transfer of prepaid lease payments	**(533)**	–
Operating lease rentals in respect of equipment and motor vehicles	**521**	189
Operating lease rentals in respect of land and buildings to		
– ultimate holding company	**7,640**	7,279
– fellow subsidiaries	**17,521**	17,507
– others	**18,078**	23,967
Research and development costs	**49,273**	64,711
Share of PRC income tax of jointly controlled entities (included in share of results of jointly controlled entities)	**(1,542)**	7,968
Share of PRC income tax of associates (included in share of results of associates)	**10,823**	45,949
Net foreign exchange gains	**(39,368)**	(19,909)
Cost of inventories recognised as an expense	**4,209,506**	3,651,223

Notes to the Financial Statements

For the year ended 31st December 2006

13. Directors' Emoluments and Employees' Emoluments

Directors' emoluments

The emoluments paid or payable to each of the eleven (2005: thirteen) directors were as follows:

	Cai Lai Xing HK$'000	Cai Yu Tian HK$'000	Qu Ding HK$'000	Lu Ming Fang HK$'000	Ding Zhong De HK$'000	Qian Shi Zheng HK$'000	Yao Fang HK$'000	Tang Jun HK$'000	Lo Ka Shui HK$'000	Woo Chia-Wei HK$'000	Leung Pak To, Francis HK$'000	2006 HK$'000
Directors' fees and committee remuneration of independent non-executive directors	-	-	-	-	-	-	-	-	304	292	292	888
Other emoluments of executive directors:												
Directors' fee and committee remuneration	-	-	50	200	-	-	200	200	-	-	-	650
Basic salaries and allowances	3,103	2,251	2,251	-	1,831	1,588	190	-	-	-	-	11,214
Bonuses	2,000	1,900	1,800	-	800	800	-	-	-	-	-	7,300
Equity-settled share-based payment expense	359	1,661	251	215	1,278	134	-	134	-	-	-	4,032
Retirement benefits scheme contributions	266	193	193	-	157	134	-	-	-	-	-	943
Total directors' emoluments	5,728	6,005	4,545	415	4,066	2,656	390	334	304	292	292	25,027

	Cai Lai Xing HK$'000	Cai Yu Tian HK$'000	Qu Ding HK$'000	Lu Ming Fang HK$'000	Ding Zhong De HK$'000	Qian Shi Zheng HK$'000	Yao Fang HK$'000	Tang Jun HK$'000	Lu Da Yong HK$'000	Lu Shen HK$'000	Lo Ka Shui HK$'000	Woo Chia-Wei HK$'000	Leung Pak To, Francis HK$'000	2005 HK$'000
Directors' fees and committee remuneration of independent non-executive directors	-	-	-	-	-	-	-	-	-	-	272	272	272	816
Other emoluments of executive directors:														
Basic salaries, allowances and committee remuneration	3,571	-	2,651	2,339	429	200	214	200	1,757	408	-	-	-	11,769
Bonuses	2,913	-	2,851	2,455	-	-	-	-	-	-	-	-	-	8,219
Equity-settled share-based payment expense	313	-	219	188	-	117	-	117	-	-	-	-	-	954
Retirement benefits scheme contributions	345	-	235	203	-	-	-	-	135	-	-	-	-	918
Total directors' emoluments	7,142	-	5,956	5,185	429	317	214	317	1,892	408	272	272	272	22,676

In the two years ended 31st December 2006, no emoluments were paid by the Group to the directors as an inducement to join or upon joining the Group or as a compensation for loss of office. None of the directors has waived any emoluments during the two years.

Bonus were determined with reference to the Group's operating results, individual performances and comparable market statistics.

13. Directors' Emoluments and Employees' Emoluments (Continued)

Employees' emoluments

During the year, the five highest paid individuals included 5 directors (2005: 4 directors) and details of their emoluments are set out above. The emoluments of the remaining highest paid individual for the year ended 31st December 2005 were as follows:

	2006 **HK$'000**	2005 HK$'000
Basic salaries and allowances	–	951
Bonuses	–	485
Equity-settled share-based payment expense	–	94
Retirement benefits scheme contributions	–	95
	–	1,625

14. Dividends

	2006 **HK$'000**	2005 HK$'000
Ordinary shares:		
Interim – HK22 cents (2005: HK20 cents) per share	**213,071**	193,458
Final – HK22 cents (2004: HK35 cents) per share	**212,987**	336,347
	426,058	529,805

A final dividend of HK30 cents per share has been proposed by the Board of Directors and is subject to approval by the shareholders in annual general meeting.

Notes to the Financial Statements

For the year ended 31st December 2006

15. Earnings Per Share

The calculation of the basic and diluted earnings per share attributable to the equity holders of the Company is based on the following data:

	2006 **HK$'000**	2005 HK$'000
Earnings:		
Profits for the purposes of basic earnings per share (profit for the year attributable to equity holders of the Company)	**1,257,778**	1,027,940
Effect of dilutive potential ordinary shares – adjustment to the share of results of a jointly controlled entity based on potential dilution of its earnings per share	**(3,261)**	(2,240)
Earnings for the purposes of diluted earnings per share	**1,254,517**	1,025,700

	2006	2005
Number of shares:		
Weighted average number of ordinary shares for the purposes of basic earnings per share	**968,164,208**	963,971,274
Effect of dilutive potential ordinary shares – share options	**1,625,102**	2,925,399
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**969,789,310**	966,896,673

Notes to the Financial Statements

For the year ended 31st December 2006

16. Investment Properties

	THE GROUP HK$'000
FAIR VALUE	
At 1st January 2005	45,672
Exchange adjustments	807
Disposals	(1,782)
Net increase in fair value recognised in the income statement	7,133
At 31st December 2005	51,830
Exchange adjustments	2,748
Transfer from property, plant and equipment (note 17)	17,857
Disposals	(16,726)
Net increase in fair value recognised in the income statement	24,861
At 31st December 2006	80,570

All of the Group's property interests held under operating leases to earn rentals or for capital appreciation purposes are measured using the fair value model and are classified and accounted for as investment properties.

The Group's investment properties are situated in the PRC and are held under medium-term land use rights.

The fair value of the Group's investment properties at 31st December 2006 was arrived at on the basis of a valuation carried out on that date by Messrs. Debenham Tie Leung Limited, an independent firm of qualified professional valuers not connected with the Group. Messrs. Debenham Tie Leung Limited are members of the Institute of Valuers, and have appropriate qualifications and recent experiences in the valuation of similar properties in the relevant locations. The valuation, which conforms to International Valuation Standards, was arrived at by reference to comparable sales transactions as available in the relevant market.

The property rental income earned by the Group from its investment properties, all of which are leased out under operating leases, amounted to HK$6,229,000 (2005: HK$2,327,000) with negligible direct operating expenses.

Notes to the Financial Statements

For the year ended 31st December 2006

17. Property, Plant and Equipment

	Leasehold land and buildings HK$'000	Furniture, fixtures and equipment HK$'000	Motor vehicles HK$'000	Plant and machinery HK$'000	Construction in progress HK$'000	Total HK$'000
THE GROUP						
COST						
At 1st January 2005	492,979	311,177	89,044	1,681,971	180,007	2,755,178
Exchange adjustments	4,966	1,799	1,556	18,000	3,496	29,817
Acquired on acquisition of subsidiaries	124,150	4,682	9,560	182,269	76,881	397,542
Additions	32,513	41,432	16,256	103,484	156,427	350,112
Transfers/reclassifications	144,951	5,203	3,505	108,139	(261,798)	–
Transfer to assets classified as held for sale	(12,394)	–	–	–	–	(12,394)
Attributable to disposal of subsidiaries	(16,444)	(219)	(73)	(5,848)	–	(22,584)
Disposals	(725)	(12,457)	(10,928)	(20,760)	–	(44,870)
Government grants received	–	–	–	(2,587)	–	(2,587)
At 31st December 2005	769,996	351,617	108,920	2,064,668	155,013	3,450,214
Exchange adjustments	20,954	4,488	4,085	45,184	6,575	81,286
Acquired on acquisition of a subsidiary	–	215	412	21,391	–	22,018
Additions	16,849	13,567	16,293	64,729	348,380	459,818
Transfers/reclassifications	56,720	5,600	686	214,129	(277,135)	–
Transfer to investment properties (note 16)	(18,602)	–	–	–	–	(18,602)
Attributable to disposal of subsidiaries	–	(1,154)	(240)	(5,255)	–	(6,649)
Disposals	(1,515)	(6,321)	(11,847)	(35,283)	(8,575)	(63,541)
Government grants received	–	–	–	(3,879)	–	(3,879)
At 31st December 2006	844,402	368,012	118,309	2,365,684	224,258	3,920,665
DEPRECIATION AND AMORTISATION						
At 1st January 2005	91,824	143,761	40,375	586,784	–	862,744
Exchange adjustments	1,242	850	760	4,793	–	7,645
Provided for the year	23,819	44,270	16,957	126,492	–	211,538
Transfer to assets classified as held for sale	(479)	–	–	–	–	(479)
Attributable to disposal of subsidiaries	(3,318)	(123)	(38)	(842)	–	(4,321)
Eliminated on disposals	(575)	(9,656)	(9,220)	(11,800)	–	(31,251)
At 31st December 2005	112,513	179,102	48,834	705,427	–	1,045,876
Exchange adjustments	3,875	2,325	2,108	13,665	–	21,973
Provided for the year	31,346	35,672	18,495	149,273	–	234,786
Transfer to investment properties (note 16)	(745)	–	–	–	–	(745)
Attributable to disposal of subsidiaries	–	(387)	(216)	(1,385)	–	(1,988)
Eliminated on disposals	(263)	(5,839)	(9,654)	(35,278)	–	(51,034)
At 31st December 2006	146,726	210,873	59,567	831,702	–	1,248,868
CARRYING VALUES						
At 31st December 2006	697,676	157,139	58,742	1,533,982	224,258	2,671,797
At 31st December 2005	657,483	172,515	60,086	1,359,241	155,013	2,404,338

Notes to the Financial Statements

For the year ended 31st December 2006

17. Property, Plant and Equipment (Continued)

At 31st December 2006, certain owner-occupied leasehold land and buildings amounted to HK$1,015,000 (2005: HK$1,039,000) is included in property, plant and equipment, as in the opinion of the directors, allocations between the land and buildings elements could not be made reliably.

Property, plant and equipment are depreciated on a straight line basis at the following rates per annum:

Leasehold land and buildings	the shorter of 4%-5% or over the period of the lease terms
Furniture, fixtures and equipment	20%-33$^1/_3$% or over the period of the lease in case of fixtures in rented premises
Motor vehicles	20%-30%
Plant and machinery	5%-20%

At 31st December 2006, leasehold land and buildings included certain assets carried at cost of HK$9,361,000 (2005: HK$9,361,000) in aggregate with accumulated depreciation of HK$3,130,000 (2005: HK$2,831,000) in respect of assets rented out under operating leases. Depreciation charged in respect of those assets in the year amounted to HK$273,000 (2005: HK$273,000).

At 31st December 2005, plant and machinery included certain assets carried at cost of HK$20,629,000 in aggregate with accumulated depreciation of HK$15,751,000 in respect of assets rented out under operating leases. Depreciation charged in respect of those assets in the year amounted to HK$171,600 (2005: HK$1,374,000) for the year.

The cost of certain plant and machinery, before deduction of government subsidy of HK$25,938,000 (2005: HK$22,059,000) is HK$78,117,000 (2005: HK$74,238,000).

At 31st December 2006, construction in progress included net interest capitalised of HK$924,000 (2005: nil).

Notes to the Financial Statements

For the year ended 31st December 2006

17. Property, Plant and Equipment (Continued)

	Buildings HK$'000	Furniture, fixtures and equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
THE COMPANY				
COST				
At 1st January 2005	2,803	25,106	8,162	36,071
Additions	–	423	2,417	2,840
Disposals	–	(130)	(1,724)	(1,854)
At 31st December 2005	2,803	25,399	8,855	37,057
Additions	–	1,165	–	1,165
Disposals	–	(2,585)	–	(2,585)
At 31st December 2006	2,803	23,979	8,855	35,637
DEPRECIATION				
At 1st January 2005	373	23,406	6,830	30,609
Provided for the year	112	1,200	856	2,168
Eliminated on disposals	–	(130)	(1,724)	(1,854)
At 31st December 2005	485	24,476	5,962	30,923
Provided for the year	112	590	1,209	1,911
Eliminated on disposals	–	(2,585)	–	(2,585)
At 31st December 2006	597	22,481	7,171	30,249
CARRYING VALUES				
At 31st December 2006	2,206	1,498	1,684	5,388
At 31st December 2005	2,318	923	2,893	6,134

17. Property, Plant and Equipment (Continued)

	THE GROUP		THE COMPANY	
	2006	2005	**2006**	2005
	HK$'000	HK$'000	**HK$'000**	HK$'000
The carrying values of property interests comprises:				
Properties erected on land held under				
– medium-term leases in Macau	**1,083**	1,131	**–**	–
– medium-term leases in Hong Kong	**277,963**	286,613	**–**	–
– medium-term land use rights in the PRC	**418,630**	369,739	**2,206**	2,318
	697,676	657,483	**2,206**	2,318

18. Prepaid Lease Payments

	THE GROUP	
	2006	2005
	HK$'000	HK$'000
The Group's prepaid lease payments comprises:		
– short-term land use rights in the PRC	**–**	349
– medium-term leases in Hong Kong	**45,186**	46,273
– medium-term land use rights in the PRC	**212,865**	186,745
	258,051	233,367
Analysed for reporting purposes as:		
Current portion	**7,035**	8,129
Non-current portion	**251,016**	225,238
	258,051	233,367

Notes to the Financial Statements

For the year ended 31st December 2006

19. Toll Road Operating Right

	THE GROUP HK$'000
COST	
At 1st January 2005	1,826,277
Exchange adjustments	35,197
At 31st December 2005	1,861,474
Exchange adjustments	74,459
At 31st December 2006	1,935,933
AMORTISATION	
At 1st January 2005	41,626
Exchange adjustments	1,100
Charge for the year	41,950
At 31st December 2005	84,676
Exchange adjustments	5,326
Charge for the year	67,335
At 31st December 2006	157,337
CARRYING VALUES	
At 31st December 2006	1,778,596
At 31st December 2005	1,776,798

The amount represents the right to receive toll fees from vehicles using the Shanghai section of the Shanghai-Nanjing Expressway and to operate service facilities in designated areas along the Shanghai section for a period of 25 years.

The Group's right to operate the toll road is amortised on a units-of-usage basis, calculated based on the proportion of actual traffic volume for a particular period to the projected total traffic volume over the period for which the Group is granted the rights to operate the toll road which is 25 years.

Notes to the Financial Statements

For the year ended 31st December 2006

20. Other Intangible Assets

	Patents HK$'000	Premium on prepaid lease payments HK$'000	Total HK$'000
THE GROUP			
COST			
At 1st January 2005	39,206	–	39,206
Exchange adjustments	753	–	753
Arising on acquisition of subsidiaries	–	59,121	59,121
Additions	2,975	–	2,975
At 31st December 2005	42,934	59,121	102,055
Exchange adjustments	1,717	2,365	4,082
Arising on acquisition of a subsidiary	4,640	–	4,640
At 31st December 2006	49,291	61,486	110,777
AMORTISATION			
At 1st January 2005	–	–	–
Charge for the year	4,956	2,022	6,978
At 31st December 2005	4,956	2,022	6,978
Exchange adjustments	198	81	279
Charge for the year	12,401	1,460	13,861
At 31st December 2006	17,555	3,563	21,118
CARRYING VALUES			
At 31st December 2006	31,736	57,923	89,659
At 31st December 2005	37,978	57,099	95,077

Patents are held to produce pharmaceutical products for a period ranging from 5 to 10 years and are amortised on a straight line basis over useful lives ranging from 5 to 10 years.

Premium on prepaid lease payments represents the premium on acquisition of prepaid lease payments which is to be amortised on the same basis as the related prepaid lease payments.

Notes to the Financial Statements

For the year ended 31st December 2006

21. Goodwill

	THE GROUP HK$'000
COST	
At 1st January 2005	349,365
Exchange adjustments	1,479
Arising on acquisition of subsidiaries	37,274
Arising on acquisition of additional interests in subsidiaries	6,592
Transfer from goodwill of associates	57,159
Transfer to interests in jointly controlled entities	(1,759)
Transfer to interests in associates	(43,560)
Eliminated on disposal of interest in a subsidiary	(2,003)
At 31st December 2005	404,547
Exchange adjustments	5,521
Arising on acquisition of a subsidiary	22,569
Eliminated on dilution of interest on share reform of a subsidiary	(4,252)
At 31st December 2006	428,385
IMPAIRMENT	
At 1st January 2005	3,161
Impairment loss recognised for the year	5,402
Eliminated on disposal of interest in a subsidiary	(2,003)
At 31st December 2005 and 31st December 2006	6,560
CARRYING VALUES	
At 31st December 2006	421,825
At 31st December 2005	397,987

Goodwill acquired in business combinations was allocated, at acquisition, to the individual cash-generating units ("CGUs") that are expected to benefit from that business combination. The carrying amount of goodwill was allocated as follows:

	THE GROUP	
	2006 HK$'000	2005 HK$'000
Sale and manufacture of Chinese medicine and health food	**291,814**	293,921
Sale and manufacture of biomedicine	**130,011**	104,066
	421,825	397,987

21. Goodwill (Continued)

The recoverable amounts of the CGUs are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the year. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market.

The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the coming year and extrapolates cash flows for the following four years with a steady growth rate of 5%.

The rate used to discount the forecast cash flows is commercial borrowing rate.

22. Investment In Subsidiaries

	THE COMPANY	
	2006	2005
	HK$'000	HK$'000
Unlisted shares, at cost	**1,023,154**	1,023,154

Details of the Company's principal subsidiaries at 31st December 2006 are set out in note 52.

23. Interests/Investment in Jointly Controlled Entities

	THE GROUP		THE COMPANY	
	2006	2005	**2006**	2005
	HK$'000	HK$'000	**HK$'000**	HK$'000
Cost of unlisted investments in jointly controlled entities	**1,981,859**	1,973,211	**112,921**	166,790
Share of post-acquisition profits and reserves, net of dividends received	**585,729**	509,879	**–**	–
	2,567,588	2,483,090	**112,921**	166,790
Less: Impairment loss recognised	**(122,595)**	(92,582)	**(112,921)**	(25,117)
	2,444,993	2,390,508	**–**	141,673

Notes to the Financial Statements

For the year ended 31st December 2006

23. Interests/Investment In Jointly Controlled Entities (Continued)

Included in the cost of investment is goodwill of HK$17,146,000 (2005: HK$47,275,000) arising on acquisition of interests in jointly controlled entities. The movement of goodwill is set out below:

	THE GROUP HK$'000
COST	
At 1st January 2005	85,436
Exchange adjustments	544
Arising on acquisition of a jointly controlled entity	28,314
Transfer from goodwill of subsidiaries	1,759
At 31st December 2005	116,053
Exchange adjustments	1,155
Eliminated on deemed disposal of interest in a jointly controlled entity	(1,271)
At 31st December 2006	115,937
IMPAIRMENT	
At 1st January 2005	67,369
Impairment loss recognised for the year	1,409
At 31st December 2005	68,778
Impairment loss recognised for the year	30,013
At 31st December 2006	98,791
CARRYING VALUES	
At 31st December 2006	17,146
At 31st December 2005	47,275

During the year, the directors considered that in light of the decrease in operating results of a jointly controlled entity, with reference to the estimated cash flows from the operations of the jointly controlled entity, full impairment loss in respect of the goodwill of this jointly controlled entity of HK$30,013,000 was recognised in profit or loss.

Notes to the Financial Statements

For the year ended 31st December 2006

23. Interests/Investment In Jointly Controlled Entities (Continued)

A summary of the combined financial information in respect of the Group's jointly controlled entities which are accounted for using the equity method is set out below:

	THE GROUP	
	2006	2005
	HK$'000	HK$'000
Group's share of total assets of jointly controlled entities	**5,861,209**	5,181,395
Group's share of total liabilities of jointly controlled entities	**(3,422,971)**	(2,816,049)
Group's share of net assets of jointly controlled entities	**2,438,238**	2,365,346
Income	**6,661,432**	6,738,886
Profit for the year	**238,999**	61,206
Group's share of results of jointly controlled entities for the year	**21,152**	2,839

The Group has discontinued recognition of its share of losses of certain jointly controlled entities. The amounts of unrecognised share of losses of the jointly controlled entities, both for the year and cumulatively, are as follows:

	THE GROUP	
	2006	2005
	HK$'000	HK$'000
Unrecognised share of losses of jointly controlled entities for the year	**11,722**	1,691
Accumulated unrecognised share of losses of jointly controlled entities	**13,413**	1,691

Details of the Group's principal jointly controlled entities at 31st December 2006 are set out in note 53.

Notes to the Financial Statements

For the year ended 31st December 2006

24. Interests in Associates

	THE GROUP	
	2006	2005
	HK$'000	HK$'000
Cost of investment in associates		
– Listed in Hong Kong	**1,819,766**	1,819,766
– Listed in the PRC	**141,506**	174,824
– Unlisted	**230,664**	269,785
Share of post-acquisition profits and reserves, net of dividends received	**1,630,747**	1,632,475
	3,822,683	3,896,850
Less: Impairment loss recognised	**(28,793)**	(28,793)
	3,793,890	3,868,057
Fair value of listed investments	**3,640,093**	3,265,874

Included in the cost of investments is goodwill of HK$3,320,000 (2005: HK$3,320,000) arising on acquisition of interests in associates. The movement of goodwill is set out below:

	THE GROUP
	HK$'000
COST	
At 1st January 2005	72,291
Transfer from goodwill of subsidiaries	43,560
Eliminated on deemed disposal of interest in an associate	(74)
Transfer to goodwill of subsidiaries	(57,159)
Transfer to assets classified as held for sale	(35,924)
At 31st December 2005 and 31st December 2006	22,694
IMPAIRMENT	
Impairment loss recognised for the year ended 31st December 2005 and balance at 31st December 2005 and 31st December 2006	19,374
CARRYING VALUES	
At 31st December 2006	3,320
At 31st December 2005	3,320

24. Interests in Associates (Continued)

A summary of the combined financial information in respect of the Group's associates is set out below:

	THE GROUP	
	2006	2005
	HK$'000	HK$'000
Total assets	**41,261,076**	43,287,778
Total liabilities	**(13,968,625)**	(14,693,352)
Net assets	**27,292,451**	28,594,426
Group's share of net assets of associates	**3,799,989**	3,874,156
Income	**19,822,344**	18,020,749
Profit (loss) for the year	**106,914**	(485,328)
Group's share of results of associates for the year	**157,215**	102,532

Details of the Group's principal associates at 31st December 2006 are set out in note 54.

25. Available-for-sale Investments

	THE GROUP	
	2006	2005
	HK$'000	HK$'000
Available-for-sale investments comprise:		
Listed equity securities:		
– in Hong Kong	**15,523**	11,521
– in the PRC	**6,699**	17,957
Unlisted equity securities:		
– in Hong Kong	**5**	5
– in the PRC	**174,882**	291,571
	197,109	321,054

Notes to the Financial Statements

For the year ended 31st December 2006

25. Available-for-sale Investments (Continued)

At the balance sheet date, all available-for-sale investments are stated at fair value, except for those unlisted equity investments of which their fair values cannot be measured reliably.

The above investments in unlisted equity securities are measured at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair values cannot be measured reliably.

The Group's unlisted investments at the balance sheet date include HK$34,159,000 (2005: HK$34,159,000) investments in the companies with shareholding of 30% and 26.14% respectively established in the PRC which are engaged in the manufacture and sale of paper products. Pursuant to various addendums to the joint venture agreements with the respective PRC joint venture partners, the Group has surrendered its economic interests in connection with the operation and management of these companies in return for the receipt of contracted annual payments. At the end of the joint venture period, the Group is entitled to the distribution of all the remaining assets in accordance with their shareholdings in these companies. In the opinion of the directors, these companies are not regarded as the Group's associates as the Group cannot exercise significant influence on these companies.

During the year, the directors reviewed the carrying amount of the available-for-sale investments in light of the current market condition with reference to the estimated discounted future cash flows from the business operated by the investees. The directors identified an impairment loss of HK$1,900,000 (2005: HK$9,648,000) on the investment and the amount has been recognised in profit or loss accordingly.

26. Loan Receivables

	THE GROUP	
	2006	2005
	HK$'000	HK$'000
Fixed-rate loan receivables at interest rate of 5.5% per annum	**3,689**	4,444
Variable-rate loan receivables at interest rate of HIBOR+1% per annum	**-**	62,590
	3,689	67,034
Analysed for reporting purposes:		
Non-current portion (receivable after 12 months)	**3,689**	4,277
Current portion (receivable within 12 months)	**-**	62,757
	3,689	67,034

Notes to the Financial Statements

For the year ended 31st December 2006

26. Loan Receivables (Continued)

The exposure of the Group's fixed-rate loan receivables to interest rate risks and their contractual maturity dates are as follows:

	THE GROUP	
	2006	2005
	HK$'000	HK$'000
Fixed-rate loan receivables:		
Within one year	**–**	167
In more than three years but not more than four years	**3,689**	4,277
	3,689	4,444

The Group's loan receivables are denominated in the following currencies:

	THE GROUP	
	2006	2005
	HK$'000	HK$'000
Hong Kong dollars	**3,689**	4,444
United States dollars	**–**	62,590
	3,689	67,034

At 31st December 2006, the fixed-rate loan receivable of HK$3,689,000 (2005: HK$4,444,000) represents the amount due from a minority shareholder of a subsidiary (the "MI shareholder"). It is secured by the MI shareholder's equity interest in the subsidiary and the dividend distribution by the subsidiary.

At 31st December 2005, the variable-rate loan receivable of HK$62,590,000 represented the amount due from 中環保水務投資有限公司 (General Water of China Co., Ltd.) ("General Water of China"), a jointly controlled entity of the Group, and was secured by General Water of China's 55% equity interest in 廈門水務中環污水處理有限公司 and 45% equity interest in 廈門水務中環制水有限公司 and fully settled during the year.

27. Deposits Paid on Acquisition of Property, Plant and Equipment

The Group

The deposits were paid by the Group in connection with the acquisition of property, plant and equipment for new production facilities and the widening work of the Shanghai section of the Shanghai-Nanjing Expressway.

28. Deposit Paid on Acquisition of a Subsidiary

The Group

At 31st December 2005, the deposits were paid by the Group in connection with the acquisition of a subsidiary which was engaged in manufacture of pharmaceutical raw materials.

Notes to the Financial Statements

For the year ended 31st December 2006

29. Derivative Financial Instruments

Derivative under hedge accounting

	THE GROUP AND THE COMPANY	
	2006	2005
	HK$'000	HK$'000
Cash flow hedge - Interest rate swaps:		
Non-current asset	**-**	6,421

Cash flow hedge:

At 31st December 2005, the Group used interest rate swaps to minimise its exposure to changes in cash flow of interest payments of its floating-rate Hong Kong dollars bank borrowings by swapping HK$800 million long-term portion syndicated loan, which due at 10th April 2007, from floating rate of HIBOR plus 0.45% to the predetermined rates. The interest rate swaps was terminated during the year.

30. Inventories

	THE GROUP	
	2006	2005
	HK$'000	HK$'000
Raw materials	**643,605**	649,608
Work in progress	**130,161**	112,557
Finished goods	**319,371**	330,465
Merchandise held for resale	**123,475**	123,095
	1,216,612	1,215,725

31. Trade and Other Receivables

	THE GROUP	
	2006	2005
	HK$'000	HK$'000
Trade receivables	**982,142**	1,003,161
Less: accumulated impairment	**(86,908)**	(60,014)
	895,234	943,147
Other receivables	**617,893**	596,714
Total trade and other receivables	**1,513,127**	1,539,861

The Group generally allows credit period ranging from 30 days to 90 days to its trade customers. An aged analysis of trade receivables net of impairment losses, are as follows:

	THE GROUP	
	2006	2005
	HK$'000	HK$'000
Trade receivables:		
Within 30 days	**377,371**	496,563
Within 31 – 60 days	**200,436**	174,943
Within 61 – 90 days	**93,395**	78,413
Within 91 – 180 days	**104,554**	106,355
Within 181 – 360 days	**99,781**	57,750
Over 360 days	**19,697**	29,123
	895,234	943,147

Notes to the Financial Statements

For the year ended 31st December 2006

32. Financial Assets at Fair Value Through Profit or Loss

	THE GROUP	
	2006	2005
	HK$'000	HK$'000
Investments held-for-trading:		
Listed equity securities in		
– Hong Kong	**155,985**	147,806
– Others	**153,945**	98,356
Unlisted investment funds in equity and debt securities	**785,564**	229,767
	1,095,494	475,929
Financial assets designated at fair value through profit or loss:		
– Convertible notes/bonds	**155,430**	103,162
– Structured deposits	**329,785**	467,271
– Equity-linked notes	**79,402**	23,680
	564,617	594,113
	1,660,111	1,070,042

At the balance sheet date, all financial assets at fair value through profit or loss are stated at fair value. The fair values are determined by reference to bid prices quoted in active markets or valuation performed by the respective issuing banks or financial institutions.

Included in financial assets designated at fair value through profit or loss is structured deposits of HK$329,785,000 (2005: HK$467,271,000) placed with banks. Under the relevant agreements, these structured deposits contain embedded derivatives in which their returns are determined by reference to the change in exchange rate of certain foreign currencies and the change in certain interest rates quoted in the market.

33. Pledged Bank Deposits, Short-term Bank Deposits and Bank Balances and Cash

The Group

Pledged bank deposits with maturity of less than three months represents deposits pledged to banks to secure general banking facilities granted to the Group and an associate. Deposits amounting to HK$28,560,000 (2005: HK$28,000,000) have been pledged to secure general banking facilities and are therefore classified as current assets.

The pledged bank deposits carry interest at fixed interest rate of 3.28% (2005: 3.58%) per annum and the short-term bank deposits with maturity of more than three months carry interest at market rate ranging from 1.8% to 5.57% (2005: 1.9% to 4.34%) per annum. The bank deposits with maturity of less than three months carry interest at market rate ranging from 0.72% to 5.31% (2005: 0.72% to 4.37%) per annum. The pledged bank deposits will be released upon the settlement of relevant bank borrowings.

The Company

The short-term bank deposits carry interest at market rate ranging from 5.47% to 5.57% (2005: 4.34%) per annum and the bank deposits with maturity of less than three months carry interest at market rate ranging from 3.72% to 5.31% (2005: 3.85% to 4.37%) per annum.

Notes to the Financial Statements

For the year ended 31st December 2006

34. Assets Classified as Held for Sale

	THE GROUP	
	2006	2005
	HK$'000	HK$'000
Assets classified as held for sale comprise:		
Property interests (note a)	**28,833**	27,790
An associate (note b)	–	317,395
	28,833	345,185

Notes:

(a) In 2005, the Group resolved to dispose of two pieces of land and buildings with aggregate carrying amounts of HK$28,833,000 (2005: HK$27,790,000) to an outsider within twelve months subsequent to the balance sheet date. Accordingly, the amounts have been classified as assets held for sale and are presented separately in the balance sheet. The proceeds of disposal will exceed their net carrying amounts and, accordingly, no impairment loss has been recognised. The disposal transaction was completed in January 2007.

(b) In October 2005, the Group entered into a conditional share repurchase agreement with Shanghai Jahwa United Co. Ltd. ("Shanghai Jahwa"), a 28.15% held associate of the Group, pursuant to which Shanghai Jahwa shall repurchase from the Group its entire interest in Shanghai Jahwa at a consideration of RMB336,680,000 (equivalent to approximately HK$323,731,000). Accordingly, the Group's interest in Shanghai Jahwa of HK$348,642,000 (including goodwill asset of HK$35,924,000) had been reclassified as assets held for sale and was presented separately in the consolidated balance sheet. Since the net realisable value on the share repurchase would fall below the carrying amounts of the reclassified assets, an impairment loss of HK$31,247,000 was recognised during the year ended 31st December 2005. The disposal transaction was completed during the year.

35. Trade and Other Payables

Included in trade and other payables are trade payables of HK$681,779,000 (2005: HK$578,475,000) and their aged analysis is as follows:

	THE GROUP	
	2006	2005
	HK$'000	HK$'000
Trade payables:		
Within 30 days	**483,708**	356,876
Within 31 – 60 days	**78,084**	91,492
Within 61 – 90 days	**29,017**	42,345
Within 91 – 180 days	**42,482**	37,727
Within 181 – 360 days	**17,499**	25,738
Over 360 days	**30,989**	24,297
	681,779	578,475

Notes to the Financial Statements

For the year ended 31st December 2006

36. Bank and Other Borrowings

	THE GROUP		THE COMPANY	
	2006	2005	**2006**	2005
	HK$'000	HK$'000	**HK$'000**	HK$'000
Bank loans	**2,112,143**	2,171,265	–	1,600,000
Other loans	**64,560**	122,484	–	–
	2,176,703	2,293,749	–	1,600,000
Analysed as:				
Secured	**365,963**	393,267	–	–
Unsecured	**1,810,740**	1,900,482	–	1,600,000
	2,176,703	2,293,749	–	1,600,000
Carrying amount repayable:				
On demand or within one year	**614,741**	1,320,175	–	800,000
More than one year but not more than two years	**63,071**	865,495	–	800,000
More than two years but not more than five years	**1,490,362**	100,812	–	–
Over five years	**8,529**	7,267	–	–
	2,176,703	2,293,749	–	1,600,000
Less: Amounts due within one year shown under current liabilities	**(614,741)**	(1,320,175)	–	(800,000)
	1,561,962	973,574	–	800,000

36. Bank and Other Borrowings (Continued)

The exposure of the Group's fixed-rate borrowings and the contractual maturity dates (or repricing dates) are as follows:

	2006 HK$'000	2005 HK$'000
Fixed-rate borrowings:		
Within one year	**279,911**	420,974
In more than one year but not more than two years	**63,071**	65,495
In more than two years but not more than three years	**171**	62,021
In more than three years but not more than four years	**171**	38,626
In more than four years but not more than five years	**170**	165
In more than five years	**8,529**	7,267
	352,023	594,548

The ranges of effective interest rates (which are also equal to contracted interest rates) on the Group's borrowings are as follows:

	2006	2005
Effective interest rate:		
Fixed-rate borrowings	**2.4% to 7.9%**	2.4% to 9%
Variable-rate borrowings	**4.32% to 9.36%**	0.97% to 4.65%

Included in the bank borrowings is an amount of HK$1,500 million drawn under a syndicated loan facility of HK$3,000 million newly obtained by the Group during the year. Transaction costs directly attributable to such bank borrowings amounted to approximately HK$10.5 million and was deducted from the fair value of the bank borrowing on initial recognition. At 31st December 2006, the carrying value of such bank borrowings amounted to approximately HK$1,490 million.

Notes to the Financial Statements

For the year ended 31st December 2006

37. Share Capital

	Number of ordinary shares	Amount HK$'000
Authorised:		
Ordinary shares of HK$0.10 each		
– at 1st January 2005, 31st December 2005 and 31st December 2006	2,000,000,000	200,000
Issued and fully paid:		
Ordinary shares of HK$0.10 each		
– balance at 1st January 2005	958,638,000	95,864
– exercise of share options	8,895,000	889
– balance at 31st December 2005	967,533,000	96,753
– exercise of share options	971,000	97
– balance at 31st December 2006	968,504,000	96,850

38. Share-based Payment Transactions

Details of the equity-settled share option schemes adopted by members of the Group are as follows:

(a) SIHL Scheme

The Company has, in accordance with Chapter 17 of the Listing Rules, adopted a new share option scheme (the "SIHL Scheme"), as approved by the shareholders of the Company at the extraordinary general meeting held on 31st May 2002. The SIHL Scheme shall be valid and effective for a period of 10 years commencing on the adoption of the Scheme, after which period no further share options will be granted. The SIHL Scheme is to provide the Company with a flexible means of giving incentive to, rewarding, remunerating, compensating and/or providing benefits to the eligible participants and for such other purposes as the Board may approve from time to time.

According to the SIHL Scheme, the Board of Directors of the Company may grant options to any director or employee of each member of the Group (including a company in which (i) the Company is directly or indirectly interested in less than 20% of the issued share capital or equity interest or voting rights of such company but is the largest shareholder or the holder of the largest voting rights of such company; or (ii) in the opinion of the Board of Directors, the Company is able to exercise significant influence to such company); and any executive or employee of any business consultant, professional and other advisers in each member of the Group who have rendered service or will render service to the Group, to subscribe for shares in the Company for a consideration of HK$1 for each lot of share options granted. Share options granted should be accepted within 30 days from the date of grant.

The Board of Directors may at its absolute discretion determine and notified by the Board of Directors to each grantee the period during which a share option may be exercised, such period should expire not later than 10 years from the date of grant of the share options. Subject to the provisions of the SIHL Scheme, the Board of Directors may at its discretion when offering the grant of a share option impose any conditions, restrictions or limitations in relation thereto as it may think fit.

38. Share-based Payment Transactions (Continued)

(a) SIHL Scheme (Continued)

The subscription price for shares in the Company shall be a price solely determined by the Board of Directors of the Company and notified to an eligible participant, and shall be at least the highest of: (i) the closing price of the Company's shares on the date of grant; (ii) the average closing price of the Company's shares for the five trading days immediately preceding the date of grant; and (iii) the nominal value of a share of the Company.

The total number of shares which may be issued upon exercise of all options to be granted under the SIHL Scheme and any other share option schemes of the Company shall not in aggregate exceed 10% of the total number of shares of the Company in issue as at the date of approval of the SIHL Scheme. The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the SIHL Scheme and any other share option schemes of the Company shall not exceed 30% (or such higher percentage as may be allowed under the Listing Rules) of the total number of shares in issue from time to time. The total number of shares issued and to be issued upon exercise of the options granted to each participant under the SIHL Scheme and any other option schemes (including both exercised, cancelled and outstanding options) in any 12-month period shall not exceed 1% of the total number of shares in issue unless approved by the shareholders of the Company.

The number of shares available for issue, save for those granted but yet to be exercised, under the SIHL Scheme totalled 49,617,000 shares, which represented 5.1% (2005: 5.6%) of the issued share capital of the Company as at the date of this annual report.

The following table discloses details of the Company's options under the SIHL Scheme held by the Group's employees and other eligible participants and movement in such holdings during the year:

Month of grant	**Exercise price per share** HK$	**Outstanding at 1.1.2006**	**Granted during the year**	**Exercised during the year**	**Lapsed during the year**	**Outstanding at 31.12.2006**
September 2002	**11.71**	**7,385,000**	**-**	**(885,000)**	**(6,500,000)**	**-**
September 2005	**14.89**	**10,000,000**	**-**	**(86,000)**	**(383,000)**	**9,531,000**
May 2006	**17.10**	**-**	**5,000,000**	**-**	**-**	**5,000,000**
		17,385,000	**5,000,000**	**(971,000)**	**(6,883,000)**	**14,531,000**
Exercisable at the end of the year						**4,359,300**

Month of grant	Exercise price per share HK$	Outstanding at 1.1.2005	Granted during the year	Exercised during the year	Lapsed during the year	Outstanding at 31.12.2005
September 2002	11.71	16,280,000	-	(8,895,000)	-	7,385,000
September 2005	14.89	-	10,000,000	-	-	10,000,000
		16,280,000	10,000,000	(8,895,000)	-	17,385,000
Exercisable at the end of the year						7,385,000

Notes to the Financial Statements

For the year ended 31st December 2006

38. Share-based Payment Transactions (Continued)

(a) SIHL Scheme (Continued)

Details of the share options held by the directors included in the above table are as follows:

Month of grant	**Exercise price per share** HK$	**Outstanding at 1.1.2006**	**Granted during the year**	**Exercised during the year**	**Outstanding at 31.12.2006**
September 2005	**14.89**	**2,440,000**	**–**	**–**	**2,440,000**
May 2006	**17.10**	**–**	**2,300,000**	**–**	**2,300,000**
		2,440,000	**2,300,000**	**–**	**4,740,000**

Month of grant	Exercise price per share HK$	Outstanding at 1.1.2005	Granted during the year	Exercised during the year	Outstanding at 31.12.2005
September 2002	11.71	500,000	–	(500,000)	–
September 2005	14.89	–	2,440,000	–	2,440,000
		500,000	2,440,000	(500,000)	2,440,000

The options granted on 10th September 2002 may be exercised in accordance with the terms of the relevant scheme as to:

1. 30% of the options within three and a half years commencing on 10th March 2003;

2. a further 30% of the options within two and a half years commencing on 10th March 2004;

3. the remaining 40% of the options within one and a half years commencing on 10th March 2005; and

4. the options will expire at the close of business on 9th September 2006.

38. Share-based Payment Transactions (Continued)

(a) SIHL Scheme (Continued)

The options granted on 2nd September 2005 may be exercised in accordance with the terms of the relevant scheme as to:

1. 30% of the options within three years commencing on 2nd March 2006;

2. a further 30% of the options within two years commencing on 2nd March 2007;

3. the remaining 40% of the options within one year commencing on 2nd March 2008; and

4. the options will expire at the close of business on 1st March 2009.

The options granted on 2nd May 2006 ("Third Lot Share Options") may be exercised in accordance with the terms of the relevant scheme as to:

1. 30% of the options within three years commencing on 2nd November 2006;

2. a further 30% of the options within two years commencing on 2nd November 2007;

3. the remaining 40% of the options within one year commencing on 2nd November 2008; and

4. the options will expire at the close of business on 1st November 2009.

During the year, the weighted average closing price immediately before the dates on which the share options under the SIHL Scheme were exercised was HK$16.16.

The closing price immediately before 2nd May 2006, being the date of grant of the Third Lot Share Options, was HK$16.70.

Total consideration received for shares issued upon exercise of share options under the SIHL Scheme during the year was approximately HK$11,644,000 (2005: HK$104,160,000).

The estimated fair value of the options granted to the Group's employees and other eligible participants during the year is approximately HK$12,250,000 (2005: HK$9,946,000).

Notes to the Financial Statements

For the year ended 31st December 2006

38. Share-based Payment Transactions (Continued)

(a) SIHL Scheme (Continued)

The fair value was calculated using The Black-Scholes option pricing model. The inputs into the model were as follows:

	2006	2005
Weighted average fair value	**HK$2.45**	HK$0.9946
Weighted average share price	**HK$17.1**	HK$14.85
Exercise price	**HK$17.1**	HK$14.89
Expected volatility	**22.21%**	16.7%
Expected life	**2 to 3 years**	0.5 to 1.5 years
Hong Kong Exchange Fund Note rate	**4.22% to 4.41%**	3.33% to 3.62%
Expected dividend yield	**2.5%**	3.7%

Expected volatility was determined by using the historical volatility of the Company's share price over the previous year. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations.

As the services to be performed by other eligible participants are similar to services performed by the employees of the Group, the fair value of such services is also measured with reference to the fair value of share options granted using the Black-Scholes option pricing model.

The Group recognised an expense of approximately HK$10,872,000 for the year ended 31st December 2006 (2005: HK$3,911,000) in relation to the share options granted by the Company, in which approximately HK$7,994,000 (2005: HK$2,738,000) was related to options granted to the Group's employees and shown as staff costs, and the remaining balance represents share option expense for other eligible participants.

(b) Mergen Biotech Scheme

A subsidiary of the Company, Mergen Biotech Limited ("Mergen Biotech") adopted a share option scheme (the "Mergen Biotech Scheme") on 28th May 2004 for the primary purpose of providing incentives to eligible participants to contribute to Mergen Biotech and to enable Mergen Biotech to recruit and attract high-calibre employees and attract human resources that are valuable to Mergen Biotech and its subsidiaries (the "Mergen Group"), and the scheme will remain valid for a period of 10 years commencing on the date of its adoption.

Under the Mergen Biotech Scheme, the Board of Directors of Mergen Biotech (the "Mergen Board") can grant options to eligible participants, including any director, management, employee (whether full-time or part-time) or business consultant and professional adviser of the Mergen Group, to subscribe for shares in Mergen Biotech for a consideration of HK$1 for each lot of share options granted. Options granted have to be accepted within 30 days from the date of grant.

38. Share-based Payment Transactions (Continued)

(b) Mergen Biotech Scheme (Continued)

An option may be exercised in accordance with the terms of the Mergen Biotech Scheme at any time during a period to be notified by the Mergen Board to each grantee, such period shall not be more than 10 years from the date upon which the grant of a share option is made to a participant in accordance with the Mergen Biotech Scheme but subject to the provisions for early termination contained therein. Subject to the provisions of the Mergen Biotech Scheme, the Mergen Board may at its discretion when offering the grant of a share option imposed any conditions, restrictions or limitations in relation thereto as it may think fit.

The subscription price of the share options shall be determined by the Mergen Board with reference to the unaudited net asset per share of Mergen Biotech ("Mergen Share") as at 31st December 2003 and shall not be less than US$8.22 (or its equivalent in HK$) per Mergen Share. The subscription price of options granted after the Company has contemplated a separate listing of Mergen Biotech on the Main Board or the Growth Enterprise Market ("GEM") of the Stock Exchange or any overseas stock exchange and up to the date of listing of the Mergen Shares shall not be lower than the new issue price of the Mergen Shares on listing. Without prejudice to the foregoing, any options granted during the period commencing 6 months before the lodgement of Form A1 (or its equivalent for listing on GEM or any overseas exchange) are subject to the above requirement. The subscription price of any options granted during such period shall be adjusted at the absolute discretion of the Mergen Board to a price not lower than the new issue price of the Mergen Shares on listing.

The maximum number of Mergen Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Mergen Biotech Scheme and other share option scheme(s) of Mergen Biotech shall not exceed 10% of the total number of Mergen Shares in issue from time to time. The Mergen Board will have the right to grant to the eligible participants options to subscribe for Mergen Shares, which when aggregated with any securities to be granted subject to any other share option schemes of Mergen Biotech shall not in aggregate exceed 10% of the total number of Mergen Shares in issue as at the date of approval of the Mergen Biotech Scheme. No eligible participants under the Mergen Biotech Scheme shall be granted an option which, if exercised, would result in the aggregate number of Mergen Shares issued and to be issued upon exercise of all options granted and to be granted to such participant, in any 12-month period (including exercised, cancelled and outstanding options), would exceed 1% of the Mergen Shares in issue unless approved by the shareholders of the Company.

Notes to the Financial Statements

For the year ended 31st December 2006

38. Share-based Payment Transactions (Continued)

(b) Mergen Biotech Scheme (Continued)

The following table discloses details of the options under the Mergen Biotech Scheme during the year:

Month of grant	Exercise price per share	Outstanding at 1.1.2005, 31.12.2005 and 31.12.2006
December 2004	US$8.22	63,400

The number of shares available for issue, save for those granted but yet to be exercised, under the Mergen Biotech Scheme totalled 14,600 Mergen Shares which represented 1.87% (2005: 1.87%) of the issued share capital of Mergen Biotech as at the date of this annual report.

The share options can be exercised during the period from 30th June 2005 to 27th May 2014 with details below, subject to the performance targets as determined by the Mergen Board to be accomplished by the grantees:

1. 70% of the options within nine years and eleven months commencing on 30th June 2005;

2. a further 15% of the options within nine years and five months commencing on 31st December 2005;

3. the remaining 15% of the options within eight years and eleven months commencing on 30th June 2006; and

4. the options will expire at the close of business on 27th May 2014.

No options was granted or exercised under the Mergen Biotech Scheme for both years.

The Group recognised an expense of approximately HK$206,000 for the year ended 31st December 2006 (2005: HK$2,227,000) in relation to the share options granted by Mergen Biotech.

39. Reserves

	Share premium HK$'000	Share options reserve HK$'000	Capital redemption reserve HK$'000	Capital reserve HK$'000	Hedging reserve HK$'000	Accumulated profits HK$'000	Total HK$'000
THE COMPANY							
At 1st January 2005	10,032,631	–	1,071	1,137,728	(3,328)	3,035,407	14,203,509
Gain on cash flow hedges and net income recognised directly in equity	–	–	–	–	9,749	–	9,749
Profit for the year	–	–	–	–	–	661,159	661,159
Total recognised income and expense for the year	–	–	–	–	9,749	661,159	670,908
Premium arising on issue of shares	103,271	–	–	–	–	–	103,271
Transaction costs attributable to issue of new shares	(121)	–	–	–	–	–	(121)
Recognition of equity-settled share-based payment expenses	–	3,911	–	–	–	–	3,911
Dividends paid (note 14)	–	–	–	–	–	(529,805)	(529,805)
At 31st December 2005	10,135,781	3,911	1,071	1,137,728	6,421	3,166,761	14,451,673
Loss on cash flow hedges and net expense recognised directly in equity	–	–	–	–	(6,421)	–	(6,421)
Profit for the year	–	–	–	–	–	1,938,435	1,938,435
Total recognised income and expense for the year	–	–	–	–	(6,421)	1,938,435	1,932,014
Premium arising on issue of shares	11,547	–	–	–	–	–	11,547
Release of share options reserve on exercise of share options	72	(72)	–	–	–	–	–
Reversal upon cancellation of share option	–	(321)	–	–	–	321	–
Transaction costs attributable to issue of new shares	(25)	–	–	–	–	–	(25)
Recognition of equity-settled share-based payment expenses	–	10,872	–	–	–	–	10,872
Dividends paid (note 14)	–	–	–	–	–	(426,058)	(426,058)
At 31st December 2006	10,147,375	14,390	1,071	1,137,728	–	4,679,459	15,980,023

Notes to the Financial Statements

For the year ended 31st December 2006

39. Reserves (Continued)

The Company's reserve available for distribution to shareholders as at 31st December 2006 represents its accumulated profits of approximately HK$4,679.5 million (2005: HK$3,166.8 million).

The Company's capital reserve which arose in 1997 upon reduction of share premium as confirmed by the Order of the High Court of Hong Kong was not realised profits and is an undistributable reserve.

40. Amounts Due from (to) Subsidiaries

At 31st December 2006, the amounts due from subsidiaries are unsecured and repayable on demand. Except for an amount of approximately HK$60 million (2005: HK$80 million) which carries interest at HIBOR plus 0.45% per annum, the balances are non-interest bearing.

The amounts due to subsidiaries are unsecured, non-interest bearing and repayable on demand.

41. Deferred Taxation

The following are the major deferred tax liabilities (assets) recognised by the Group and movements thereon during the current and prior years:

	Accelerated tax depreciation HK$'000	Revaluation of properties HK$'000	Tax losses HK$'000	Other deferred tax liabilities HK$'000	Other deferred tax assets HK$'000	Total HK$'000
THE GROUP						
At 1st January 2005	101,945	–	(4,950)	3,394	(41,684)	58,705
Exchange adjustments	62	–	–	65	235	362
(Credit) charge to income for the year (note 11)	(595)	2,126	(2,850)	6,555	17,300	22,536
At 31st December 2005	101,412	2,126	(7,800)	10,014	(24,149)	81,603
Exchange adjustments	161	–	–	129	(6,388)	(6,098)
Arising on acquisition of a subsidiary	–	–	–	7,459	–	7,459
(Credit) charge to income for the year (note 11)	(6,879)	3,546	700	2,278	675	320
At 31st December 2006	94,694	5,672	(7,100)	19,880	(29,862)	83,284

Notes to the Financial Statements

For the year ended 31st December 2006

41. Deferred Taxation (Continued)

For the purpose of balance sheet presentation, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances for financial reporting purposes:

	2006 HK$'000	2005 HK$'000
Deferred tax liabilities	**112,046**	107,479
Deferred tax assets	**(28,762)**	(25,876)
	83,284	81,603

At 31st December 2006, the Group had unused tax losses of HK$46.5 million (2005: HK$76.9 million) available for offset against future assessable profits. A deferred tax asset amounting to approximately HK$7.1 million (2005: HK$7.8 million) in respect of tax losses amounting to approximately HK$40.6 million (2005: HK$44.6 million) was recognised. No deferred tax asset has been recognised in respect of the remaining tax losses of HK$5.9 million (2005: HK$32.3 million) due to the unpredictability of future profit streams. The unrecognised tax losses may be carried forward indefinitely.

42. Acquisition of a Subsidiary

On 1st January 2006, the Group acquired 69.63% equity interest in 常州天普藥業有限公司(Changzhou Techpool Pharmaceutical Co., Ltd) ("Changzhou Techpool"), a company engaged in developing, manufacturing and sale of raw and finished bio-chemical pharmaceutical, for a consideration of RMB71,000,000 (equivalent to approximately HK$68,269,000). The acquisition has been accounted for using the purchase method of accounting. The amount of goodwill arising as a result of this acquisition was HK$22,569,000.

During the year ended 31st December 2005, the Group acquired certain subsidiaries, details of which are as follows:

(a) In February 2005, the Group increased its interest in Chengdu Jiuxing Printing and Packing Co., Ltd. ("Chengdu Jiuxing") from 30% to 51%, at a consideration of RMB22,480,000 (equivalent to HK$21,208,000). No goodwill or discount arose on this acquisition.

(b) In September 2005, the Group increased its interest in HebeiYongxin Paper Co., Ltd. from 39% to 66%, at a consideration of RMB14,070,000 (equivalent to HK$13,529,000). No goodwill or discount arose on this acquisition.

(c) In July 2005, the Group increased its interest in 杭州胡慶餘堂藥業有限公司(Hangzhou Huqingyutang Pharmaceutical Co., Ltd) ("Huqingyutang Pharmaceutical") from 30.006% to 51.007%, at a consideration of RMB134,800,000 (equivalent to HK$129,615,000). The amount of goodwill arising as a result of this acquisition was HK$37,274,000.

Notes to the Financial Statements

For the year ended 31st December 2006

42. Acquisition of a Subsidiary (Continued)

The net assets acquired in the transaction, and the goodwill arising, are as follows:

	2006			
	Acquiree's carrying amount before combination HK$'000	**Fair value adjustments HK$'000**	**Fair value HK$'000**	2005 HK$'000
Net assets acquired:				
Property, plant and equipment	**17,335**	**4,683**	**22,018**	397,542
Prepaid lease payments	**1,385**	**–**	**1,385**	62,776
Other intangible assets	**598**	**4,042**	**4,640**	59,121
Interests in associates	**6,655**	**–**	**6,655**	–
Available-for-sale investments	**–**	**–**	**–**	18,621
Inventories	**55,325**	**11,065**	**66,390**	133,838
Trade and other receivables	**11,764**	**–**	**11,764**	272,083
Taxation recoverable	**–**	**–**	**–**	1,529
Bank balances and cash	**11,038**	**–**	**11,038**	208,248
Trade and other payables	**(27,097)**	**–**	**(27,097)**	(426,195)
Taxation payable	**(12)**	**–**	**(12)**	(2,822)
Deferred tax liabilities	**(928)**	**(6,531)**	**(7,459)**	–
Bank and other borrowings	**(24,038)**	**–**	**(24,038)**	(302,749)
	52,025	**13,259**	**65,284**	421,992
Minority interests of investees	**–**	**–**	**–**	(9,970)
Minority interests	**(15,553)**	**(4,031)**	**(19,584)**	(199,736)
	36,472	**9,228**	**45,700**	212,286
Other revaluation reserve			**–**	(8,716)
Goodwill arising on acquisition (note 21)			**22,569**	37,274
			68,269	240,844
Satisfied by:				
Deposit paid on acquisition of a subsidiary in prior year			**68,269**	–
Cash consideration paid			**–**	164,352
Interests in associates			**–**	54,505
Interest in a jointly controlled entity			**–**	21,987
			68,269	240,844
Net cash (outflow) inflow arising on acquisition:				
Cash consideration paid			**–**	(164,352)
Cash and cash equivalents acquired			**11,038**	208,248
			11,038	43,896

Notes to the Financial Statements

For the year ended 31st December 2006

42. Acquisition of a Subsidiary (Continued)

The goodwill arising on the acquisition of Changzhou Techpool is attributable to the anticipated profitability of the distribution of the Group's products in the new markets and the anticipated future operating synergies from the combination.

The subsidiary acquired contributed approximately HK$72 million (2005: HK$469.7 million) and HK$9 million (2005: HK$26.1 million) to the Group's turnover and profit for the year, respectively.

Had the acquisitions for the year ended 31st December 2005 been completed on 1st January 2005, the Group's turnover and profit for the year would have been increased by approximately HK$1,011.0 million and HK$60.6 million, respectively.

43. Disposal of Subsidiaries

During the year, the Group disposed of its entire interests in 北京上實中葯有限公司 and 上海實業聯合集團大葯房有限公司. The net assets of the subsidiaries at the date of disposal were as follows:

During the year ended 31st December 2005, the Group disposed of its entire interests in Guiyang Jiuxing Printing Co., Ltd., China Luck Property Limited ("China Luck") and Ningxia SIICViopes Nutracentials Co., Ltd. A net loss on disposal of interest in subsidiaries of HK$5,506,000 was recognised for that year.

	2006	2005
	HK$'000	HK$'000
Net assets disposed of:		
Property, plant and equipment	**4,661**	18,263
Prepaid lease payments	**1,047**	1,493
Inventories	**5,323**	3,683
Trade and other receivables	**2,055**	4,791
Taxation recoverable	–	130
Bank balances and cash	**3,033**	1,205
Trade and other payables	**(6,772)**	(15,466)
Bank and other borrowings	–	(962)
Taxation payable	**(287)**	–
	9,060	13,137
Minority interests	**(315)**	(2,315)
	8,745	10,822
Translation reserve realised	**(31)**	11
	8,714	10,833
Gain (loss) on disposal of interest in subsidiaries	**3,468**	(5,506)
Consideration	**12,182**	5,327

Notes to the Financial Statements

For the year ended 31st December 2006

43. Disposal of Subsidiaries (Continued)

	2006 HK$'000	2005 HK$'000
Satisfied by:		
Cash consideration received	**12,182**	5,327
Net cash inflow arising on disposal:		
Cash received	**12,182**	5,327
Bank balances and cash disposed of	**(3,033)**	(1,205)
	9,149	4,122

The subsidiaries disposed of during the year did not make any significant contribution to the results and cash flows of the Group during the period prior to the disposals.

44. Operating Leases

The Group as lessee

At the balance sheet date, the Group and the Company had commitments under non-cancellable operating leases which fall due as follows:

	THE GROUP		**THE COMPANY**	
	2006 HK$'000	2005 HK$'000	**2006** HK$'000	2005 HK$'000
Within one year	**33,176**	29,831	**3,281**	6,562
In the second to fifth year inclusive	**73,917**	67,283	**–**	3,281
After five years	**88,960**	92,225	**–**	–
	196,053	189,339	**3,281**	9,843

Operating lease payments represent rental payable by the Group and the Company for certain office and factory properties. Leases are negotiated for an average term of 20 years and rentals are fixed for an average term of 1 to 2 years.

Included in the above are operating lease commitments for land and buildings of approximately HK$174 million (2005: HK$165 million) and approximately HK$3.3 million (2005: HK$9.8 million) payable by the Group and the Company, respectively, to the ultimate holding company and fellow subsidiaries.

44. Operating Leases (Continued)

The Group as lessor

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments:

	THE GROUP Land and buildings	
	2006	2005
	HK$'000	HK$'000
Within one year	**2,323**	797
In the second to fifth year inclusive	**8,627**	106
Over five years	**7,000**	–
	17,950	903

The Company had no significant operating lease arrangements as lessor at the balance sheet date.

45. Capital Commitments

	THE GROUP	
	2006	2005
	HK$'000	HK$'000
Capital expenditure contracted for but not provided in the financial statements in respect of		
– toll road construction costs	**1,055,813**	29,182
– investments in PRC jointly controlled entities	**53,072**	40,718
– investments in overseas jointly controlled entity	**15,132**	–
– acquisition of property, plant and equipment	**79,796**	85,055
– additions in construction in progress	**71,245**	73,938
	1,275,058	228,893
Capital expenditure authorised but not contracted for in respect of		
– toll road construction costs	**–**	1,747,066
– acquisition of property, plant and equipment	**–**	85,519
	–	1,832,585

Notes to the Financial Statements

For the year ended 31st December 2006

45. Capital Commitments (Continued)

In addition to the above, the Group's share of capital commitments of the jointly controlled entities are as follows:

	THE GROUP	
	2006	2005
	HK$'000	HK$'000
Capital expenditure contracted for but not provided in the financial statements in respect of		
– toll road construction costs	**–**	27,519
– investments in PRC jointly controlled entities and associates	**31,735**	13,011
– acquisition of property, plant and equipment	**428,299**	430,615
– additions in construction in progress	**3,229**	76,763
	463,263	547,908
Capital expenditure authorised but not contracted for in respect of		
– additions in construction in progress	**–**	116,550

The Company had no significant capital commitment at the balance sheet date.

46. Contingent Liabilities

	THE GROUP	
	2006	2005
	HK$'000	HK$'000
Guarantees given to banks in respect of banking facilities utilised by		
– associates	**38,000**	18,000
– a supplier	**26,800**	1,635
	64,800	19,635

The Company did not have significant contingent liabilities at the balance sheet date.

47. Pledge of Assets

At 31st December 2006, the following assets were pledged by the Group to banks in order to secure general banking facilities granted by these banks to the Group:

(i) plant and machinery with a carrying value of approximately HK$22.9 million (2005: HK$32.0 million);

(ii) leasehold land and buildings with a carrying value of approximately HK$195.5 million (2005: HK$230.1 million);

(iii) motor vehicles with a carrying value of approximately HK$82,000 (2005: HK$0.2 million); and

(iv) bank deposits of approximately HK$0.6 million (2005: nil).

In addition, at 31st December 2006, certain of the Group's plant and machinery with a carrying value of HK$180,322,000 (2005: HK$158,548,000) were pledged to an independent third party which provided a guarantee to a bank in respect of a bank loan granted to the Group.

At 31st December 2006, the Group had bank deposits of approximately HK$28.0 million (2005: HK$28.0 million) pledged to banks in respect of banking facilities granted to an associate.

48. Retirement Benefits Schemes

The Company and its subsidiaries in Hong Kong operate defined contribution retirement benefits scheme for their qualifying employees pursuant to the Occupational Retirement Schemes Ordinance. To comply with the Mandatory Provident Fund Schemes Ordinance (the "MPFO"), a Mandatory Provident Fund Scheme (the "MPF Scheme") was also established. The assets of both schemes are held separately in funds which are under the control of independent trustees. The retirement benefits schemes contributions charged to the consolidated income statement represent contributions payable by the Company and its subsidiaries in Hong Kong to the funds at rates specified in the rules of the schemes. When there are employees who leave the defined contribution retirement benefits scheme prior to becoming fully vested in the contributions, the amount of the forfeited contributions will be used to reduce future contributions payable by the Company and its subsidiaries in Hong Kong.

The employees employed in the PRC subsidiaries are members of the state-managed retirement benefits schemes operated by the PRC government. The PRC subsidiaries are required to contribute a certain percentage of their payroll to the retirement benefits schemes to fund the benefits. The only obligation of the Group with respect to the retirement benefits schemes is to make the required contributions under the schemes.

At the balance sheet date, no forfeited contributions were available to reduce the contribution payable in the future years.

Notes to the Financial Statements

For the year ended 31st December 2006

49. Connected and Related Party Transactions and Balances

(I) Connected persons

(a) During the year, the Group had significant transactions and balances with related parties, some of which are also deemed to be connected persons pursuant to the Listing Rules. The significant transactions with the connected parties during the year, and significant balances with them at the balance sheet date, are as follows:

Connected persons	Nature of transaction	THE GROUP 2006 HK$'000	2005 HK$'000
Transactions			
Ultimate holding company:			
Shanghai Industrial Investment (Holdings) Company Limited ("SIIC")	Rentals paid on land and buildings (note (i))	**7,640**	7,279
Fellow subsidiaries:			
Nanyang Enterprises Properties Limited	Rentals paid on land and buildings (note (i))	**14,520**	13,800
The Tien Chu (HK) Co. Ltd.	Rentals paid on land and buildings (note (i))	**26**	700
	Purchase of materials (note (ii))	**276**	158
	Printing services income (note (ii))	**278**	287
上海上實(集團)有限公司 (SIIC Shanghai Holdings Co., Ltd.)	Rentals paid on land and buildings (note (i))	**2,975**	3,007
Eternal Success Holdings Limited ("Eternal")	Disposal of interest in a subsidiary and assignment of loan (note (iii))	-	4,654
Minority shareholders of subsidiaries:			
中國(杭州)青春寶集團有限公司 (China (Hangzhou) Qingchunbao Group Co. Ltd.) ("China Qingchunbao") and its subsidiaries	Sales of finished medicine and health products (note (iv))	**14**	13
許昌捲煙總廠	Sales of cigarette box packaging materials (note (iv))	**122,694**	113,491
Kong Hee Enterprises Limited ("Kong Hee")	Acquisition of additional interest in a subsidiary (note (v))	-	11,450
Shanghai Pharmaceutical (Group) Co., Ltd. ("SPGC")	Acquisition of additional interest in a subsidiary (note (vi))	-	71,509
	Disposal of interest in a jointly controlled entity (note (vi))	-	146,981

Notes to the Financial Statements

For the year ended 31st December 2006

49. Connected and Related Party Transactions and Balances (Continued)

(I) Connected persons (Continued)

(a) (Continued)

Connected persons	Nature of transaction	THE GROUP 2006 HK$'000	2005 HK$'000
Transactions (Continued)			
Minority shareholders of subsidiaries: (Continued)			
Guangzhou Bopu Bio-Technology Co., Ltd. ("Guangzhou Bopu") and its subsidiary	Proposed acquisition of interest in a subsidiary (note (vii))	-	68,269
	Purchase of raw materials (note (iv)	**26,381**	40,706
	Additional capital in a subsidiary (note (viii))	**28,890**	-
Famerise Group Limited ("Famerise")	Disposal of interest in a subsidiary (note (ix))	**26,000**	-
Sichuan Quanxing Co., Ltd.	Sales of packaging materials (note (iv))	**26,267**	28,688
Xinnan (Tianjin) Paper Co., Ltd.	Purchase of raw materials (note (iv))	**94,514**	131,028
	Port agency service fees (note (iv))	**5,173**	4,237
Chifeng Pharmaceutical (Group) Co., Ltd.	Purchase of raw materials (note (iv))	**9,282**	765
Fellow subsidiary of a minority shareholder of a subsidiary:			
福建省廈門醫藥採購供應站	Sales of medicine products (note (iv))	**6,664**	7,547
Balances			
Minority shareholders of subsidiaries:			
China Qingchunbao and its subsidiaries	Balance at 31st December		
	– trade receivables	**191**	173
	– trade payables	**713**	711
	– dividend payable	–	9,230
許昌港煙總廠	Balance at 31st December		
	– trade receivables	**15,139**	19,217
	– bills receivables	**9,100**	14,615

Notes to the Financial Statements

For the year ended 31st December 2006

49. Connected and Related Party Transactions and Balances (Continued)

(I) Connected persons (Continued)

(a) (Continued)

Notes:

(i) The rentals were charged in accordance with the relevant tenancy agreements and the prevailing rent was equivalent or approximate to the open market rentals as certified by an independent firm of professional property valuers when the tenancy agreements were entered into.

(ii) The terms of these transactions were determined and agreed by both parties.

(iii) On 6th December 2005, the Company entered into a sale and purchase agreement with Eternal to dispose of its entire interest in China Luck and the loan of HK$4,216,000 to China Luck at a consideration of HK$4,654,000.

(iv) These transactions were carried out at market prices or, where no market price was available, at cost plus a percentage of profit mark-up.

(v) On 17th January 2005, SIIC MedTech Health Products Limited ("SIIC Health Products"), a wholly-owned subsidiary of the Company, entered into a share transfer agreement, pursuant to which SIIC Health Products acquired a further 5% interest in Xiamen TCM from Kong Hee at a consideration of HK$11,450,000. Details of this acquisition were included in a published announcement of the Company on the same date.

(vi) On 21st April 2005, SI Pharmaceutical entered into an acquisition agreement with SPGC to acquired an additional 40% interest in Shanghai Medical Instruments Co., Ltd. at a consideration of RMB75,800,000 (approximately HK$71,509,000).

On the same date, S. I. Pharmaceutical Holdings Ltd., a subsidiary of the Company, entered into a disposal agreement with SPGC to dispose of its entire 48% interest in Shanghai Sunve Pharmaceutical Co., Ltd. to SPGC at a consideration of RMB155,800,000 (approximately HK$146,981,000).

Details of this acquisition and disposal were included in a circular issued by the Company dated 13th May 2005.

(vii) On 20th October 2005, Guangzhou Techpool International Pharmaceutical Co., Ltd. ("Techpool International"), a subsidiary to be established by the Group, entered into an acquisition agreement to acquire an approximately 69.63% interest in Changzhou Techpool from Guangzhou Bopu at a consideration of RMB71,000,000 (approximately HK$68,269,000). Details of this acquisition were included in a published announcement of the Company on the same date.

(viii) On 28th December 2006, SI Pharmaceutical agreed to contribute additional capital of RMB30,069,600 (approximately HK$30,069,600) to Guangdong Techpool Biochem Pharma Co. Ltd. ("Guangdong Techpool") by subscribing for 13,668,000 new shares in Guangdong Techpool at RMB2.2 per share. Guangzhou Bopu also agreed to contribute additional capital of RMB28,890,400 (approximately HK$28,890,400) to Guangdong Techpool by subscribing for 13,132,000 new shares in Guangdong Techpool at RMB2.2 per share. Details of these transactions were included in a published announcement of the Company on the same date.

(ix) On 28th December 2006, Techpool International entered into a transfer agreement to transfer its 69.63% interest in Changzhou Techpool to Guandong Techpool at a consideration of RMB71,000,000 (approximately HK$71,000,000).

On the same date, Famerise agreed to transfer its 25.82% interest in Changzhou Techpool to Shanghai United International Ltd., a non-wholly owned subsidiary of SI Pharmaceutical, at a consideration of HK$26,000,000.

Details of these transactions were included in a published announcement of the Company on 28th December 2006.

49. Connected and Related Party Transactions and Balances (Continued)

(I) Connected persons (Continued)

(b) At 31st December 2006, SI Pharmaceutical had given guarantees amounting to approximately HK$30 million (2005: nil) to banks in respect of banking facilities granted to Guangdong Techpool. Details of this provision of financial assistance were included in a published announcement of the Company dated 13th October 2006.

(c) Details of operating lease commitments with connected parties are set out in note 44.

(II) Related parties, other than connected persons

(a) In addition to the transactions with ultimate holding company and fellow subsidiaries as mentioned in note 49(I)(a) above, the significant transactions with related parties, during the year, and significant balances with them at the balance sheet date, are as follows:

Related parties	Nature of transaction	THE GROUP 2006 HK$'000	 2005 HK$'000
Transactions			
A jointly controlled entity:			
河北永新紙業有限公司 (Hebei Yongxin Paper Co., Ltd.)	Interest income received	-	2,528
Associates:			
上海申永燙金材料有限公司 (Shanghai Shen Yong Stamping Foil Co., Ltd.)	Purchase of materials	**2,667**	2,316
浙江天外包裝印刷股份有限公司 (Zhejiang Tianwai Printing Co., Ltd.)	Sales of cigarette box packaging materials (note(iv))	**10**	-
	Purchase of materials	-	385
	Dividend income received	**2,040**	-
四川科美紙業有限公司	Printing services income	**679**	227
Chengdu Jiuxing	Interest income received	-	107
廣西丰天下水松紙有限公司	Printing services income	**8,369**	9,601
西安永發醫藥包裝有限公司 (Xian Wing Fat Packing Co., Ltd.)	Interest paid	**197**	2,002
陝西永鑫紙業包裝有限公司	Sales of materials	**3,672**	2,380

Notes to the Financial Statements

For the year ended 31st December 2006

49. Connected and Related Party Transactions and Balances (Continued)

(II) Related parties, other than connected persons (Continued)

(a) (Continued)

Related parties	Nature of transaction	THE GROUP 2006 HK$'000	2005 HK$'000
Balances			
Jointly controlled entities:			
杭州胡慶餘堂國藥號有限公司 (Hangzhou Huqingyutang Drugstore Co., Ltd.)	Balance at 31st December – non-trade receivable	**2,500**	2,404
General Water of China	Balance at 31st December – short-term loan receivable	–	62,590
Associates:			
上海家化聯合股份有限公司	Balance at 31st December – short-term loan receivable	–	3,000
上海申永燙金材料有限公司 (Shanghai Shen Yong Stamping Foil Co., Ltd.)	Balance at 31st December – trade payable	**2,241**	1,980
浙江天外印刷股份有限公司 (Zhejiang Tianwai Printing Co., Ltd.)	Balance at 31st December – trade receivable	**16**	251
四川科美紙業有限公司	Balance at 31st December		
	– trade receivable	**523**	397
	– shareholder loan	**1,274**	1,225
廣西甲天下水松紙有限公司	Balance at 31st December – trade receivable	**4,075**	2,995
西安永發醫藥包裝有限公司 (Xian Wing Fat Packing Co., Ltd.)	Balance at 31st December		
	– other short-term loan payable	–	27,200
	– non-trade receivables	**7,477**	7,477

(b) Details of pledged assets given by the Group to related parties are set out in note 47.

49. Connected and Related Party Transactions and Balances (Continued)

(III) Compensation of key management personnel

The remuneration of directors and other members of key management during the year was as follows:

	2006 HK$'000	2005 HK$'000
Short-term benefits	**30,752**	24,413
Share-based payments	**5,392**	1,204
	36,144	25,617

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

The Company's outstanding balances with related parties are set out in the balance sheet of the Company and in note 40.

50. Material Transactions and Balances with Other State-controlled Enterprises

The Group operates in an economic environment currently predominated by entities directly or indirectly owned or controlled by the PRC government ("state-controlled entities"). In addition, the Group itself is part of a larger group of companies under SIIC which is controlled by the PRC government. Apart from the transactions with SIIC, other connected persons and related parties disclosed in note 49, the Group also conducts business with other state-controlled entities. The directors consider those state-controlled entities are independent third parties so far as the Group's business transactions with them are concerned.

In establishing its pricing strategies and approval process for transactions with other state-controlled entities, the Group does not differentiate whether the counter-party is a state-controlled entity or not.

Material transactions/balances with other state-controlled entities are as follows:

	2006 HK$'000	2005 HK$'000
Transactions		
Trade sales	**906,405**	850,703
Trade purchases	**371,828**	240,810
Balances		
Amounts due from other state-controlled entities	**249,450**	283,988
Amounts due to other state-controlled entities	**48,728**	4,591

In view of the nature of the Group's toll road operating business, the directors are of the opinion that, except as disclosed above, it is impracticable to ascertain the identity of the counterparties and accordingly whether the transactions were with other state-controlled entities.

Notes to the Financial Statements

For the year ended 31st December 2006

50. Material Transactions and Balances with Other State-controlled Enterprises (Continued)

In addition, the Group has entered into various transactions, including deposits placements, borrowings and other general banking facilities, with certain banks and financial institutions which are state-controlled entities in its ordinary course of business. In view of the nature of those banking transactions, the directors are of the opinion that separate disclosure would not be meaningful.

Except as disclosed above, the directors are of the opinion that transactions with other state-controlled entities are not significant to the Group's operations.

51. Government Grants

During the year, the Group received government subsidies of approximately HK$3,879,000 (2005: HK$2,587,000) towards the cost of acquisition of plant and machinery. The amount has been deducted from the carrying amount of the relevant asset. The amount is transferred to income in the form of reduced depreciation charges over the useful lives of the relevant assets. This policy has resulted in a credit to income in the current year of approximately HK$2,330,000 (2005: HK$1,985,000). As at 31st December 2006, an amount of HK$20,628,000 (2005: HK$18,237,000) remains to be amortised.

In addition, government grants of HK$171.76 million (2005: nil) was received in the current year as compensation for the decrease of the toll fee income arising from the widening project of the toll road. The amount has been included in other income for the year.

52. Principal Subsidiaries

Particulars of the Company's principal subsidiaries at 31st December 2006 are as follows:

Name of subsidiary	Place of incorporation or establishment/ operations	Nominal value of issued and fully paid share capital/ registered capital	Percentage of issued share/ registered capital held by the Company/ subsidiaries	Principal activities
Chia Tai Qingchunbao (note (i))	PRC	RMB128,500,000	55%	Manufacture and sale of Chinese medicine and health products
上海滬寧高速公路(上海段)發展有限公司 (Shanghai Hu-Ning Expressway (Shanghai Section) Company Limited) (note (ii))	PRC	RMB2,000,000,000	100%	Holding of a right to operate a toll road
S.I. Infrastructure Holdings Limited	British Virgin Islands/ Hong Kong	US$1	100%	Investment holding
SIHL Treasury Limited	Hong Kong	Ordinary shares – HK$2	100%	Investment

Notes to the Financial Statements

For the year ended 31st December 2006

52. Principal Subsidiaries (Continued)

Name of subsidiary	Place of incorporation or establishment/ operations	Nominal value of issued and fully paid share capital/ registered capital	Percentage of issued share/ registered capital held by the Company/ subsidiaries	Principal activities
SIIC Medicial Science and Technology (Group) Limited	Cayman Islands/ Hong Kong	Ordinary shares – HK$40,893,400	100%	Investment holding
Nanyang Tobacco (Marketing) Company, Limited	British Virgin Islands/ PRC and Macau	Ordinary shares – US$1 – HK$100,000,000	100%	Sale and marketing of cigarettes and raw materials sourcing
Nanyang Brothers Tobacco Company, Limited	Hong Kong	Ordinary shares – HK$2	100%	Manufacture and sale of cigarettes
		Non-voting deferred shares – HK$8,000,000	–	
The Wing Fat Printing Company, Limited	Hong Kong	Ordinary shares – HK$2,000,000	93.44%	Manufacture and sale of packaging materials, printed products and paper making
		Non-voting deferred shares – HK$1,829,510	–	
SI Pharmaceutical (note (iii))	PRC	Ordinary shares – RMB367,814,821	43.62%	Investment holding
廈門中藥廠有限公司 Xiamen Traditional Chinese Medicine Co., Ltd. ("Xiamen TCM") (note (i))	PRC	RMB47,830,000	61%	Manufacture and sale of Chinese medicine
遼寧好護士藥業(集團)有限公司 Liaoning Herbapex Pharmaceutical (Group) Co., Ltd. ("Liaoning Herbapex") (note (i))	PRC	RMB51,000,000	55%	Manufacture and sale of Chinese medicine

Notes to the Financial Statements

For the year ended 31st December 2006

52. Principal Subsidiaries (Continued)

Name of subsidiary	Place of incorporation or establishment/ operations	Nominal value of issued and fully paid share capital/ registered capital	Percentage of issued share/ registered capital held by the Company/ subsidiaries	Principal activities
上海三維生物技術有限公司 (Shanghai Sunway Biotech Co., Ltd.) (note (i))	PRC	US$15,343,300	70.4%	Manufacture and sale of biomedicine
Huqingyutang Pharmaceutical (note (i))	PRC	RMB53,160,000	51.007%	Manufacture and sale of Chinese medicine and health products

Notes:

(i) The company was established in the PRC as a sino-foreign equity joint venture company.

(ii) The company was established in the PRC as a wholly foreign owned enterprise.

(iii) The company is a company listed on the A share market of the Shanghai Stock Exchange.

With the exception of S. I. Infrastructure Holdings Limited and SIHL Treasury Limited, all the above subsidiaries are indirectly held by the Company.

None of the deferred shares are held by the Group. The deferred shares carry no rights to receive notice of or to attend or vote at any general meeting of the respective companies and have practically no rights to dividends or to participate in any distributions on winding up.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results or assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

None of the subsidiaries had any debt securities outstanding at the end of the year or at any time during the year.

Notes to the Financial Statements

For the year ended 31st December 2006

53. Principal Jointly Controlled Entities

Particulars of the Group's principal jointly controlled entities at 31st December 2006 are as follows:

Name of jointly controlled entity	Place of incorporation or establishment/ operations	Percentage of registered capital attributable to the Group	Principal activities
上海滙眾汽車製造有限公司 (Shanghai Huizhong Automotive Manufacturing Company Limited)	PRC	50%	Manufacture and sale of vehicles, automobile components and spare parts
上海市信息投資股份有限公司 (Shanghai Information Investment Inc.)	PRC	20%	Development of communication infrastructure and cable network and provision of internet-related services
上海萬眾汽車零部件有限公司 (Shanghai Wanzhong Automotive Components Co., Ltd.)	PRC	50%	Manufacture and sale of automobile components and spare parts
General Water of China	PRC	50%	Joint investment and operation of water-related and environment protection business in the PRC
浙江金華甬金高速公路有限公司 (Zhejiang Jinhua Yongjin Expressway Co., Ltd.)	PRC	30%	Construction and operation of a toll road

All the above jointly controlled entities are sino-foreign equity joint venture companies and indirectly held by the Company.

The above table lists the jointly controlled entities of the Group which, in the opinion of the directors, principally affected the results of the year or form a substantial portion of the net assets of the Group. To give details of other jointly controlled entities would, in the opinion of the directors, result in particulars of excessive length.

Notes to the Financial Statements

For the year ended 31st December 2006

54. Principal Associates

Particulars of the Group's principal associates at 31st December 2006 and which are all sino-foreign equity joint venture companies established in the PRC are as follows:

	Percentage of registered capital		
Name of associate	**held by the subsidiaries**	**attributable to the Group**	**Principal activities**
Semiconductor Manufacturing International Corporation ("SMIC") (note)	9.85%	9.85%	Investment holding and manufacture and marketing of advanced technology semiconductors
光明乳業股份有限公司 (Bright Dairy and Food Co., Ltd.) ("Bright Dairy")	25.17%	25.17%	Manufacture, distribution and sale of dairy and related products
上海實業交通電器有限公司 (Shanghai SIIC Transportation Electric Co., Ltd.)	30%	30%	Manufacture, distribution and sale of automobile components

Note: In the opinion of the directors, the Group can exercise significant influence over the financial and operating policy decisions of SMIC through the Group's ability to appoint a board representative and accordingly SMIC is classified as an associate.

All the above associates are indirectly held by the Company.

The above table lists the associates of the Group which, in the opinion of the directors, principally affected the results of the year or form a substantial portion of the net assets of the Group. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

55. Segment Information

For management purposes, the Group is currently organised into four operating businesses – infrastructure facilities, medicine, consumer products and information technology. These businesses are the basis on which the Group reports its primary segment information.

Principal businesses are as follows:

Infrastructure facilities – investment in toll road projects and water-related business

Medicine – manufacture and sale of medicine and health food; medical equipment

Consumer products – manufacture and sale of cigarettes, packaging materials, printed products, paper making, dairy products, commercial vehicles, automobile components and spare parts

Information technology – development of communication infrastructure and information technology business

Segment information about these businesses is presented below:

2006	Infrastructure facilities HK$'000	Medicine HK$'000	Consumer products HK$'000	Information technology HK$'000	Unallocated HK$'000	Consolidated HK$'000
Income statement:						
External sales	276,419	3,729,130	2,845,474	–	–	6,851,023
Segment results	388,249	385,908	565,312	-	-	1,339,469
Net unallocated corporate income						306,561
Finance costs						(104,555)
Share of results of jointly controlled entities	12,785	43,086	23,832	20,080	(78,631)	21,152
Share of results of associates	-	15,440	172,855	(31,080)	-	157,215
Net gain on disposal of interests in subsidiaries, associates and jointly controlled entities						23,842
Gain on disposal of available-for-sale investments						268,074
Dilution loss on share reform of a subsidiary						(214,955)
Loss on share reform of an associate						(27,739)
Impairment losses recognised in respect of goodwill relating to a subsidiary and interest in a jointly controlled entity						(32,352)
Profit before taxation						1,736,712
Income tax expenses						(236,442)
Profit for the year						1,500,270

Notes to the Financial Statements

For the year ended 31st December 2006

55. Segment Information (Continued)

2006	Infrastructure facilities HK$'000	Medicine HK$'000	Consumer products HK$'000	Information technology HK$'000	Unallocated HK$'000	Consolidated HK$'000
Balance sheet:						
ASSETS						
Segment assets	2,656,970	4,269,893	3,712,845	100	-	10,639,808
Interests in jointly controlled entities	773,918	129,261	1,251,863	289,951	-	2,444,993
Interests in associates	-	134,466	1,348,282	2,311,142	-	3,793,890
Unallocated corporate assets						6,779,437
Consolidated total assets						23,658,128
LIABILITIES						
Segment liabilities	20,878	905,852	498,893	-	-	1,425,623
Unallocated corporate liabilities						2,501,510
Consolidated total liabilities						3,927,133
Other information:						
Capital additions	101,761	295,702	110,986	-	2,741	511,190
Depreciation and amortisation	67,654	120,494	131,833	-	2,874	322,855
Impairment loss on available-for-sale investments	-	1,900	-	-	-	1,900
Impairment loss on bad and doubtful debts	-	25,918	27,374	-	-	53,292
Equity-settled share-based payment expense	-	206	-	-	10,872	11,078

Notes to the Financial Statements

For the year ended 31st December 2006

55. Segment Information (Continued)

2005	Infrastructure facilities HK$'000	Medicine HK$'000	Consumer products HK$'000	Information technology HK$'000	Consolidated HK$'000
Income statement:					
External sales	181,578	3,567,264	2,276,443	–	6,025,285
Segment results	146,673	336,477	551,149	109,578	1,143,877
Net unallocated corporate income					156,826
Finance costs					(82,024)
Share of results of jointly controlled entities	26,669	48,677	(104,648)	32,141	2,839
Share of results of associates	–	26,632	162,386	(86,486)	102,532
Net gain on disposal of interests in subsidiaries, associates and jointly controlled entities					180,661
Impairment losses recognised in respect of goodwill relating to subsidiaries and interests in an associate and a jointly controlled entity					(26,185)
Discount on acquisition of additional interests in subsidiaries					2,324
Impairment loss on assets classified as held for sale					(31,247)
Profit before taxation					1,449,603
Income tax expenses					(194,042)
Profit for the year					1,255,561

Notes to the Financial Statements

For the year ended 31st December 2006

55. Segment Information (Continued)

2005	Infrastructure facilities HK$'000	Medicine HK$'000	Consumer products HK$'000	Information technology HK$'000	Unallocated HK$'000	Consolidated HK$'000
Balance sheet:						
ASSETS						
Segment assets	2,419,323	4,113,766	3,858,753	145,844	–	10,537,686
Interests in jointly controlled entities	778,176	89,527	1,124,418	398,387	–	2,390,508
Interests in associates	–	563,110	963,308	2,341,639	–	3,868,057
Unallocated corporate assets						5,175,904
Consolidated total assets						21,972,155
LIABILITIES						
Segment liabilities	12,590	803,191	418,756	15,000	–	1,249,537
Unallocated corporate liabilities						2,514,589
Consolidated total liabilities						3,764,126
Other information:						
Capital additions	15,679	374,102	579,334	–	4,436	973,551
Depreciation and amortisation	42,234	90,136	130,294	–	3,302	265,966
Impairment loss on available-for-sale investments	–	9,648	–	–	–	9,648
Impairment loss on bad and doubtful debts	–	10,940	13,484	–	–	24,424
Loss on disposal of property, plant and equipment	–	1,365	7,474	–	(56)	8,783
Equity-settled share-based payment expense	–	2,227	–	–	3,911	6,138

55. Segment Information (Continued)

Geographical segments

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods and services:

	Sales revenue by geographical market	
	2006	2005
	HK$'000	HK$'000
PRC	**5,511,545**	4,557,639
Asia	**926,123**	931,842
Hong Kong	**323,438**	485,762
Other areas	**89,917**	50,042
	6,851,023	6,025,285

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment and intangible assets, analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		Additions to property, plant and equipment and intangible assets	
	2006	2005	**2006**	2005
	HK$'000	HK$'000	**HK$'000**	HK$'000
Geographical region				
PRC	**8,996,885**	9,413,085	**490,322**	876,571
Asia	**1,083**	1,131	**–**	–
Hong Kong	**1,641,840**	1,067,850	**20,868**	96,980
Other areas	**–**	55,620	**–**	–
	10,639,808	10,537,686	**511,190**	973,551

Five-Year Financial Summary

	Year ended 31st December				
	2002	2003	2004	2005	**2006**
	HK$'000	HK$'000	HK$'000	HK$'000	**HK$'000**
RESULTS					
Turnover	3,380,037	2,825,978	3,428,939	6,025,285	**6,851,023**
Profit before taxation	1,383,809	1,570,254	1,685,401	1,449,603	**1,736,712**
Income tax expense	(114,363)	(165,504)	(186,152)	(194,042)	**(236,442)**
Profit for the year	1,269,446	1,404,750	1,499,249	1,255,561	**1,500,270**
Attributable to					
– Equity holders of the Company	1,126,343	1,259,166	1,377,660	1,027,940	**1,257,778**
– Minority interests	143,103	145,584	121,589	227,621	**242,492**
	1,269,446	1,404,750	1,499,249	1,255,561	**1,500,270**
Earnings per share					
– Basic	HK$1.22	HK$1.34	HK$1.45	HK$1.07	**HK$1.30**
– Diluted	HK$1.21	HK$1.33	HK$1.42	HK$1.06	**HK$1.29**

	As at 31st December				
	2002	2003	2004	2005	**2006**
	HK$'000	HK$'000	HK$'000	HK$'000	**HK$'000**
ASSETS AND LIABILITIES					
Total assets	16,462,662	17,075,454	20,606,861	21,972,155	**23,658,128**
Total liabilities	(2,346,307)	(2,203,680)	(3,515,634)	(3,764,126)	**(3,927,133)**
	14,116,355	14,871,774	17,091,227	18,208,029	**19,730,995**
Equity attributable to equity holders of the Company	13,497,806	14,490,840	15,614,861	16,375,892	**17,505,381**
Minority interests	618,549	380,934	1,476,366	1,832,137	**2,225,614**
	14,116,355	14,871,774	17,091,227	18,208,029	**19,730,995**

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of Shanghai Industrial Holdings Limited (the "Company") will be held at the Conference Room of the Company at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong on Wednesday, 30th May 2007 at 3:00 p.m. for the following purposes:-

1. To receive and consider the audited consolidated Financial Statements of the Company for the year ended 31st December 2006 together with the Reports of the Directors and the Auditor thereon.

2. To declare a final dividend.

3. To re-elect retiring Directors and authorise the Board of Directors to fix the Directors' remuneration.

4. To re-appoint Auditor and authorise the Board of Directors to fix their remuneration.

To consider as special business, and, if thought fit, pass with or without modification, the following resolutions as Ordinary Resolutions:

ORDINARY RESOLUTIONS

5. "**THAT**:

   A. subject to paragraph (B) of this Resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase ordinary shares in the capital of the Company ("Shares") on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

   B. the aggregate nominal amount of Shares which the Company is authorised to repurchase pursuant to the approval in paragraph (A) of this Resolution shall not exceed 10 percent of the aggregate nominal amount of the Shares in issue at the date of the passing of this Resolution and the authority pursuant to paragraph (A) of this Resolution shall be limited accordingly; and

Notice of Annual General Meeting

C. for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

i. the conclusion of the next Annual General Meeting of the Company;

ii. the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or any applicable laws of Hong Kong to be held; or

iii. the revocation or variation of the authority given under this resolution by ordinary resolution of the shareholders of the Company in general meetings."

6. "**THAT**:

A. subject to the paragraph (C) of this Resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

B. the approval in paragraph (A) of this Resolution shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

C. the aggregate nominal amount of share capital allotted, issued or dealt with or agreed conditionally or unconditionally to be allotted, issued or dealt with (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (A) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of the subscription or conversion rights attaching to any warrants, convertible bonds or other securities issued by the Company which are convertible into shares of the Company, (iii) any share option scheme or similar arrangement for the time being adopted for the grant or issue to the eligible participants of shares or rights to acquire shares in the capital of the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed 20 percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

D. for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

i. the conclusion of the next Annual General Meeting of the Company;

ii. the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or any applicable laws of Hong Kong to be held; or

iii. the revocation or variation of the authority given under this resolution by ordinary resolution of the shareholders of the Company in general meetings."

"Rights Issue" means an offer of shares open for a period fixed by the Company or by the Directors of the Company to holders of shares on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

7. "**THAT**, conditional upon the passing of resolutions numbered 5 and 6 set out in the notice convening this meeting, the aggregate nominal amount of the shares which are repurchased or otherwise acquired by the Company pursuant to Resolution numbered 5 shall be added to the aggregate nominal amount of the shares which may be issued pursuant to Resolution numbered 6, provided that such an amount shall not exceed 10 percent of the aggregate nominal amount of the issued share capital of the Company at the date of passing of this Resolution."

By Order of the Board
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 30th April 2007

Registered Office:
26th Floor, Harcourt House,
39 Gloucester Road,
Wanchai, Hong Kong.

Notice of Annual General Meeting

Notes:

1. A member entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and on a poll, vote on his behalf. The proxy need not be a Shareholder of the Company.

2. In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power of attorney or authority, must be deposited at the registered office of the Company at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time for holding the meeting or adjourned meeting or poll (as the case may be). Completion and return of a form of proxy will not preclude a Shareholder from attending and voting in person if he is subsequently able to be present and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

3. The Register of Members of the Company will be closed from Monday, 28th May 2007 to Wednesday, 30th May 2007, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Secretaries Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong by 4:30 p.m. on Friday, 25th May 2007.

4. The Board of Directors has recommended a final dividend for the year ended 31st December 2006 of HK30 cents per share.

5. Concerning Resolution numbered 3 above, Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Yao Fang and Mr. Tang Jun will retire by rotation and, being eligible, have offered themselves for re-election at the Annual General Meeting. Biographical details of the above Directors are set out in Appendix II to the circular to Shareholders dated 30th April 2007 (the "Circular").

6. Concerning Resolutions numbered 5 and 6 above, the Directors wish to state that there are no immediate plans to repurchase any existing shares or to issue any new shares or warrants. The Explanatory Statement containing the information necessary to enable the Shareholders to make an informed decision on whether to vote for or against the Resolution numbered 5 to approve the repurchase by the Company of its own shares, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") is set out in Appendix I to the Circular.

7. Proxy forms for use at the Annual General Meeting will be sent to Shareholders together with the Annual Report 2006 on Monday, 30th April 2007. The proxy form will be published on the website of The Stock Exchange of Hong Kong Limited at *www.hkex.com.hk* and can also be downloaded from the Company website at *www.sihl.com.hk*.

Glossary of Terms

Term used	Brief description
Bengbu GWC	General Water of China (BengBu) Co. Ltd.
Bright Dairy	Bright Dairy and Food Co. Ltd. (SSE stock code: 600597)
Century Lianhua	Shanghai Century Lianhua Supermarket Development Co. Ltd.
Changzhou Pharmaceutical	Changzhou Pharmaceutical Co. Ltd.
China Netcom (HK)	China Netcom Group Corporation (Hong Kong) Ltd. (Stock Exchange stock code: 906)
Dongfang Cable	Dongfang Cable Network Co. Ltd.
Distance Education Group	Shanghai Distance Education Group
Exceptional Items	Exceptional losses of about HK$243 million brought by the share reform plans of SI Pharmaceutical and Bright Dairy and an after-tax exceptional gain of about HK$244 million derived from the disposal of a 10% interests in Pudong Container
General Water of China	General Water of China Co. Ltd.
Guangdong Techpool	Guangdong Techpool Biochem Pharma Co. Ltd.
Hangzhou Qingchunbao	Chia Tai Qingchunbao Pharmaceutical Co. Ltd.
Hebei Yongxin Paper	Hebei Yongxin Paper Co. Ltd.
Hu-Ning Expressway	Shanghai Hu-Ning Expressway (Shanghai Section) Co. Ltd.
Huizhong Automotive	Shanghai Huizhong Automotive Manufacturing Co. Ltd.
Huqingyutang Pharmaceutical	Hangzhou Huqingyutang Pharmaceutical Co. Ltd.
Huzhou Tianwai Paper	Zhejiang Huzhou Tianwai Paper Co. Ltd.
Jinan Quanyong Printing	Jinan Quanyong Printing Co. Ltd.
Lianhua e-Commerce	Shangahi Lianhua e-Commerce Co. Ltd.
Lianhua Supermarket	Lianhua Supermarket Holdings Co. Ltd. (Stock Exchange stock code: 980)
Liaoning Herbapex	Liaoning Herbapex Pharmaceutical (Group) Co. Ltd.
Listing Rules	Rules Governing the Listing of Securities on the Stock Exchange
Mergen Biotech	Mergen Biotech Ltd.
MicroPort Medical	MicroPort Medical (Shanghai) Co. Ltd.
Model Code	Model Code for Securities Transactions by Directors of Listed Issuers

Glossary of Terms

Term used	Brief description
Nanyang Tobacco	Nanyang Brothers Tobacco Co. Ltd.
Net Business Profit	Net profit excluding net corporate income
Net profit from recurring operations	Profit contribution before Exceptional Items
Pudong Container	Shanghai Pudong International Container Terminals Ltd.
SFO	Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)
Shanghai Automotive	Shanghai Automotive Manufacture Co. Ltd.
Shanghai General Motors	Shanghai General Motors Co. Ltd.
Shanghai Information Investment	Shanghai Information Investment Inc.
Shanghai Medical Instruments	Shanghai Medical Instruments Co. Ltd.
Shanghai Volkswagen	Shanghai Volkswagen Co. Ltd.
SI Pharmaceutical	Shanghai Industrial Pharmaceutical Investment Co. Ltd. (formerly known as Shanghai Industrial United Holdings Co. Ltd.) (SSE stock code: 600607)
SIH	Shanghai Investment Holdings Ltd.
SIIC	Shanghai Industrial Investment (Holdings) Co. Ltd.
SIIC Capital	SIIC Capital (B.V.I.) Ltd.
SIIC CM Development	SIIC CM Development Ltd.
SIIC Transportation Electric	Shanghai SIIC Transportation Electric Co. Ltd.
SMIC	Semiconductor Manufacturing International Corporation (Stock Exchange stock code: 981)
SSE	Shanghai Stock Exchange
STC	Shanghai Industrial Investment Treasury Co. Ltd.
Stock Exchange	The Stock Exchange of Hong Kong Ltd.
Sunve Pharmaceutical	Shanghai Sunve Pharmaceutical Co. Ltd.
Sunway Biotech	Shanghai Sunway Biotech Co. Ltd.
Wing Fat Printing	The Wing Fat Printing Co. Ltd.
Xiamen TCM	Xiamen Traditional Chinese Medicine Co. Ltd.
Xian Wing Fat	Xian Wing Fat Packing Co. Ltd.
Yongjin Expressway	Zhejing Jinhua Yongjin Expressway Co. Ltd.
Zhejiang Rongfeng Paper	Zhejiang Rongfeng Paper Co. Ltd.



Shanghai Industrial Holdings Limited

26th Floor, Harcourt House,
39 Gloucester Road, Wanchai, Hong Kong.
Telephone : (852) 2529 5652
Facsimile : (852) 2529 5067
www.sihl.com.hk

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Shanghai Industrial Holdings Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

上海實業控股有限公司

SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

PROPOSED GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES AND RE-ELECTION OF RETIRING DIRECTORS

A notice convening the 2007 Annual General Meeting of Shanghai Industrial Holdings Limited to be held at the Conference Room of the Company at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong on Wednesday, 30th May 2007 at 3:00 p.m., is set out in the Annual Report.

Whether or not you are able to attend the meeting, please complete and return the form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting. Completion and return of the form of proxy shall not preclude you from attending and voting at the 2007 Annual General Meeting if you so wish.

This circular contains all the information required pursuant to the Listing Rules to be given to the Shareholders.

30th April 2007

CONTENTS

Page

Definitions 1

Letter from the Chairman

1. Introduction 3
2. Proposed general mandates to repurchase the Company's own Shares and to issue Shares 4
3. Proposed re-election of retiring Directors 4
4. 2007 Annual General Meeting 4
5. Demand for poll at the Annual General Meeting 5
6. Recommendation 5

Appendix I – Explanatory Statement 6

Appendix II – Biographical details of the retiring Directors proposed to be re-elected 9

In this circular, unless the context requires otherwise, the following expressions have the following meanings:

Term	Meaning
"2007 Annual General Meeting"	the annual general meeting of the Company to be held on Wednesday, 30th May 2007 at 3:00 p.m. at the Conference Room of the Company at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong;
"Annual Report"	the annual report 2006 of the Company being despatched to the Shareholders together with this circular;
"Company"	Shanghai Industrial Holdings Limited, a company incorporated in Hong Kong with limited liability, the Shares of which are listed on the Main Board of the Stock Exchange (stock code: 363);
"Connected Person"	a director, chief executive or substantial shareholder of the Company or any of its subsidiaries or their respective associates (as defined under the Listing Rules);
"Director(s)"	director(s) of the Company;
"Group"	the Company and its subsidiaries;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Issue Mandate"	the general and unconditional mandate to allot, issue and deal with Shares (and securities exercisable or convertible into Shares) with an aggregate nominal value not exceeding 20 percent of the aggregate nominal amount of the Shares in issue at the date of passing of the resolution;
"Latest Practicable Date"	20th April 2007 which is the latest practicable date prior to the printing of this circular for ascertaining certain information contained in it;
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange;
"Notice"	the notice convening the 2007 Annual General Meeting dated 30th April 2007 as set out in the Annual Report;

"PRC"	the People's Republic of China;
"Repurchase Mandate"	the general and unconditional mandate to exercise all powers of the Company to repurchase issued and fully-paid Shares not exceeding 10 percent of the aggregate nominal amount of the Shares in issue at the date of passing of the resolution;
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	ordinary share(s) of $0.10 each in the share capital of the Company;
"Shareholder(s)"	registered holder(s) of Share(s);
"SIIC"	Shanghai Industrial Investment (Holdings) Co. Ltd., a company incorporated in Hong Kong with limited liability;
"SI Pharmaceutical"	上海實業醫藥投資股份有限公司 (Shanghai Industrial Pharmaceutical Investment Co. Ltd.), a limited liability company established under the laws of the PRC with limited liability which is a subsidiary of the Company, listed on the A Shares Market of the Shanghai Stock Exchange (stock code: 600607);
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers and Share Repurchases; and
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong.

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 363)

Directors
Executive Directors:
Mr. Cai Lai Xing *(Chairman)*
Mr. Cai Yu Tian
(Vice Chairman & Chief Executive Officer)
Mr. Qu Ding
(Vice Chairman & Executive Deputy CEO)
Mr. Lu Ming Fang
Mr. Ding Zhong De
Mr. Qian Shi Zheng *(Deputy CEO)*
Mr. Yao Fang
Mr. Tang Jun

Independent Non-Executive Directors:
Dr. Lo Ka Shui
Prof. Woo Chia-Wei
Mr. Leung Pak To, Francis

Registered Office:
26th Floor, Harcourt House,
39 Gloucester Road,
Wanchai, Hong Kong

30th April 2007

To all Shareholders of the Company

Dear Sir or Madam,

PROPOSED GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES AND RE-ELECTION OF RETIRING DIRECTORS

1. INTRODUCTION

The purpose of this circular is to provide you with information regarding the proposals for the Repurchase Mandate, the Issue Mandate and the re-election of retiring Directors and to seek your approval at the 2007 Annual General Meeting in connection with, inter alia, such matters.

2. PROPOSED GENERAL MANDATES TO REPURCHASE THE COMPANY'S OWN SHARES AND TO ISSUE SHARES

At the annual general meeting held on 30th May 2006, general mandates were given to the Directors: (i) to allot, issue and deal with Shares (and securities exercisable or convertible into Shares) not exceeding 20 percent of the issued share capital of the Company at the date of passing of the ordinary resolution and (ii) to exercise the powers of the Company to repurchase Shares up to a maximum of 10 percent of the issued share capital of the Company at the date of passing of the ordinary resolution. Such mandates will lapse at the conclusion of the 2007 Annual General Meeting.

An ordinary resolution set out in the Notice will be proposed at the 2007 Annual General Meeting to grant the Repurchase Mandate to the Directors.

The Repurchase Mandate would continue in force until the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting of the Company is required by law or the Articles of Association of the Company to be held or until the Repurchase Mandate is revoked or varied by an ordinary resolution of the Shareholders in general meeting, whichever is the earlier.

Two additional ordinary resolutions will also be proposed at the 2007 Annual General Meeting to grant the Issue Mandate to the Directors and to extend the Issue Mandate by adding to it the number of Shares repurchased by the Company under the Repurchase Mandate respectively.

The explanatory statement required by the Listing Rules to be included in this circular is set out in Appendix I to this circular.

3. PROPOSED RE-ELECTION OF RETIRING DIRECTORS

In accordance with Articles 92 and 101 of the Articles of Association of the Company and the Code on Corporate Governance Practices as set out in Appendix 14 to the Listing Rules, Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Yao Fang and Mr. Tang Jun shall retire at the 2007 Annual General Meeting and, being eligible, have offered themselves for re-election.

Their biographical details which are required to be disclosed by the Listing Rules are set out in Appendix II to this circular.

4. 2007 ANNUAL GENERAL MEETING

At the 2007 Annual General Meeting, ordinary resolutions will be proposed to approve the Repurchase Mandate, the Issue Mandate and the extension of the Issue Mandate.

The Notice is set out on pages 147 to 150 of the Annual Report. Shareholders are advised to read the Notice and to complete and return the accompanying form of proxy for use at the 2007 Annual General Meeting in accordance with the instructions printed thereon.

5. DEMAND FOR POLL AT THE ANNUAL GENERAL MEETING

Pursuant to Article 73 of the Articles of Association of the Company, at any general meeting a resolution put to the vote at the meeting shall be decided on a show of hands unless a poll is taken as may from time to time be required under the Listing Rules or any other applicable laws, rules or regulations or unless a poll is (before or on the declaration of the result of the show of hands) demanded. A poll may be demanded:

(a) by the Chairman; or

(b) by at least three members present in person or in the case of a member being a corporation by its duly authorized representative or by proxy for the time being entitled to vote at the meeting; or

(c) by any member or members present in person or in the case of a member being a corporation by its duly authorized representative or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) by any member or members present in person or in the case of a member being a corporation by its duly authorized representative or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

6. RECOMMENDATION

The Directors consider that the grant of the Repurchase Mandate, the Issue Mandate, the extension of the Issue Mandate and the re-election of retiring Directors are in the interests of the Company and the Shareholders. Accordingly, the Directors recommend Shareholders to vote in favour of the relevant resolutions to be proposed at the 2007 Annual General Meeting.

On behalf of the Board
CAI LAI XING
Chairman

This explanatory statement contains all the information required under the Listing Rules for you to consider the Repurchase Mandate.

The Listing Rules permit companies whose primary listings are on the Stock Exchange to repurchase their fully paid up shares on the Stock Exchange subject to certain restrictions, the most important of which are summarized below:

1. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 968,504,000 Shares. On the basis that no further Shares are issued or repurchased prior to the date of the 2007 Annual General Meeting, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 96,850,400 Shares, representing 10 percent of the issued Shares as at the Latest Practicable Date.

2. REASONS FOR REPURCHASE OF SHARES

The Directors have no present intention to repurchase any Shares and, whilst it is not possible to anticipate in advance those circumstances in which the Directors might think it appropriate to repurchase Shares, Shares would only be purchased in circumstances where the Directors consider that the purchase would be in the interests of the Company and the Shareholders. Such purchase may, depending on market conditions and funding arrangements at the time, lead to an enhancement of earnings per Share.

3. SOURCE OF FUNDS

It is proposed that repurchases of Shares under the Repurchase Mandate would be financed from internal funds and available banking facilities of the Company. In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with all applicable laws of Hong Kong and the Company's memorandum and Articles of Association.

4. WORKING CAPITAL OR GEARING

If the Repurchase Mandate was exercised in full at any time during the proposed repurchase period, it would not have a material adverse effect on the working capital requirements of the Company or its gearing levels (as compared with the position disclosed in the Company's accounts for the year ended 31st December 2006). The Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels (as compared with the position disclosed in the Company's accounts for the year ended 31st December 2006) which in the opinion of the Directors are from time to time appropriate for the Company.

5. DIRECTORS AND THEIR ASSOCIATES

None of the Directors, nor to the best of their knowledge and belief having made all reasonable enquiries, any of their associates (as defined under the Listing Rules), has any present intention, in the event that the Repurchase Mandate is approved by Shareholders, to sell Shares to the Company.

6. CONNECTED PERSONS

No Connected Persons have notified the Company that they have a present intention to sell any Shares (in issue or to be issued) to the Company or have undertaken not to sell any of the Shares held by them (in issue or to be issued to them) to the Company, in the event that the Company is authorized to make repurchases of Shares.

7. UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases of Shares pursuant to the proposed resolution in accordance with the Listing Rules, all applicable laws of Hong Kong, and the regulations set out in the memorandum and Articles of Association of the Company.

8. EFFECT OF TAKEOVERS CODE

If, as a result of a repurchase of Shares, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Takeovers Code. Accordingly, a shareholder or group of shareholders acting in concert, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code and the provisions may otherwise apply as a result of any such increase.

As at the Latest Practicable Date, SIIC through its wholly-owned subsidiaries, namely Shanghai Investment Holdings Ltd., SIIC Capital (B.V.I.) Ltd. and SIIC CM Development Ltd. held 468,066,000, 80,000,000 and 10,000 Shares respectively, and is accordingly deemed to be interested in the respective Shares held by the aforementioned companies, representing approximately 56.59 percent of the total issued share capital of the Company.

Assuming no changes in the aforementioned shareholdings of the respective companies, in the event that the Directors exercise in full the power to repurchase the Shares, the shareholding of SIIC would be increased from approximately 56.59 percent to approximately 62.88 percent. Such increase would not give rise to an obligation to make a mandatory offer in accordance with Rule 26 of the Takeovers Code. So the Directors do not aware of any consequences of any repurchase which would arise under the Takeovers Code. The Company will not purchase its Shares which will reduce the aggregate amount of the share capital of the Company in public hands to below 25 percent.

9. SHARE PRICES

The highest and lowest prices at which the Shares have been traded on the Stock Exchange in each of the previous twelve months from the Latest Practicable Date are as follows:

Month	Per Share Highest *HK$*	Per Share Lowest *HK$*
2006		
April	18.15	16.60
May	17.60	14.70
June	15.40	13.50
July	15.18	14.40
August	15.34	14.70
September	15.94	14.38
October	15.60	14.88
November	16.56	15.10
December	16.86	15.92
2007		
January	18.16	16.78
February	19.60	16.48
March	18.50	17.00
April (up to the Latest Practicable Date)	20.50	18.18

10. SHARE REPURCHASES

No repurchases has been made by the Company of its Shares in the last six months prior to the Latest Practicable Date.

The followings are the biographical details of Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Yao Fang and Mr. Tang Jun, all of whom shall retire at the 2007 Annual General Meeting in accordance with Articles 92 and 101 of the Articles of Association of the Company and being eligible, have offered themselves for re-election.

Mr. Qu Ding, aged 57, joined the Company in August 2004 and is the Executive Director, Vice Chairman and Executive Deputy CEO of the Company. He joined SIIC in January 1996, and is an executive director and executive vice president of SIIC. He is also the chairman of the supervisory committee of Shanghai Industrial Development Co. Ltd. Mr. Qu graduated from Northeast Normal University, majored in economic management. Mr. Qu is designated an economist. He was the Director of the Department of International Exchange & Cooperation of Shanghai Municipal Personnel Bureau, the Director of Shanghai Municipal Professional Examinations Centre and the Director of the Public Officials Training Centre of Shanghai Municipal Personnel Bureau. He has over 30 years' experience in the fields of human resources and economic management.

As at the Latest Practicable Date, Mr. Qu has no relationship with any Directors, senior management or substantial or controlling Shareholders of the Company. He has a personal interest in 1,250,000 Shares and 560,000 share options altogether representing 0.19% of the total issued share capital of the Company. Save as aforesaid, he has no other interests in the Shares within the meaning of Part XV of the SFO. Mr. Qu has a service agreement with the Company commencing 1st January 2006, which shall be terminated by either party giving to the other by six months' prior written notice. He is entitled to receive a basic salary of approximately HK$2,250,990 annually and fees of HK$50,000 for serving the Remuneration Committee of the Company. In addition, he may receive a discretionary bonus payment subject to the absolute discretion of the Company having regard to the operating results of the Group, industry benchmark and his performance. The Director's emoluments are determined by reference to the factors such as the Company's operating performance, prevailing market conditions and job responsibilities.

Mr. Lu Ming Fang, aged 50, joined the Company in January 2002. He is an Executive Director of the Company and SIIC, chairman of SI Pharmaceutical and S.I. Pharmaceuticals Group Ltd., and a non-executive director and deputy chairman of Lianhua Supermarket Holdings Co. Ltd. He graduated from Fudan University with a master's degree in economics and The Chinese University of Hong Kong with a master's degree in professional accounting, and is designated a senior economist. Mr. Lu has worked for Shanghai Medical Materials Company, Shanghai Municipal Drug Administration, Shanghai Wen Hui Bao and Shanghai Wanguo Holdings Ltd. (now Shenyin & Wanguo Securities Co. Ltd.). He joined SIIC in July 1995. He was the Chief Executive Officer of the Company, deputy general manager of the assets management department of SIIC, a director and executive deputy general manager of Shanghai S. I. Capital Co. Ltd., director and general manager of Shanghai Industrial United Holdings Co. Ltd. (now SI Pharmaceutical), assistant president and vice president of SIIC and general manager of its finance and planning department. He has over 20 years' management experience, including over 10 years' working experience in investment banking and listed companies.

As at the Latest Practicable Date, Mr. Lu has no relationship with any Directors, senior management or substantial or controlling Shareholders of the Company. He has a personal interest in 4,200,000 Shares and 480,000 share options altogether representing 0.48% of the total issued share capital of the Company and in 23,400 shares of SI Pharmaceutical representing 0.01% of the total issued share capital of SI Pharmaceutical. Save as aforesaid, he has no other interests in the Shares within the meaning of Part XV of the SFO. His appointment as an Executive Director of the Company shall continue for a term of three years until 31st December 2008 subject to the provisions of the Company's Articles of Association or any other applicable laws. For the year ended 31st December 2006, Mr. Lu received from the Company a director's fee of HK$200,000 per annum. Such fees are determined by reference to job responsibilities and industry benchmark as reviewed by the Remuneration Committee from time to time.

Mr. Yao Fang, aged 37, was appointed an Executive Director of the Company in May 2003. He is a director and general manager of SI Pharmaceutical, chairman of Shanghai Medical Instruments Co. Ltd., Guangdong Techpool Biochem Pharma Co. Ltd. and Shanghai Sunway Biotech Co. Ltd. He is also the vice chairman of Bright Dairy and Food Co. Ltd. and Shenzhen Kangtai Biological Products Co. Ltd. and a director of Xiamen Traditional Chinese Medicine Co. Ltd., Liaoning Herbapex Pharmaceutical (Group) Co. Ltd., Changzhou Pharmaceutical Co. Ltd. and MicroPort Medical (Shanghai) Co. Ltd., and a non-executive director of Semiconductor Manufacturing International Corporation. He graduated from The Chinese University of Hong Kong with a master's degree in business administration. After working for Bank of Communications (Shanghai branch) and Shanghai Wanguo Holdings Ltd. (now Shenyin & Wanguo Securities Co., Ltd.), Mr. Yao joined SIIC in April 1996. He has over 10 years' experience of money and capital markets operations.

As at the Latest Practicable Date, Mr. Yao has no relationship with any Directors, senior management or substantial or controlling Shareholders of the Company. He has a personal interest in 200,000 Shares representing 0.02% of the total issued share capital of the Company. Save as aforesaid, he has no other interests in the Shares within the meaning of Part XV of the SFO. His appointment as an Executive Director of the Company shall continue for a term of three years until 31st December 2008 subject to the provisions of the Company's Articles of Association or any other applicable laws. For the year ended 31st December 2006, Mr. Yao received from the Company a director's fee of HK$200,000 per annum. Such fees are determined by reference to job responsibilities and industry benchmark as reviewed by the Remuneration Committee from time to time.

Mr. Tang Jun, aged 40, was appointed an Executive Director of the Company in June 2004. He is the general manager of the internal audit department and deputy general manager of the finance and planning department of SIIC. He graduated from University of South Australia with a master's degree in business administration. Mr. Tang holds the designation of senior auditor, and is an associate of the Chinese Institute of Certified Public Accountants. Mr. Tang was the Deputy Director of the Foreign Funds Utilization Auditing Department, Shanghai Municipal Auditing Bureau, and has over ten years' practical experience in the fields of auditing and finance.

As at the Latest Practicable Date, Mr. Tang has no relationship with any Directors, senior management or substantial or controlling Shareholders of the Company. He has a personal interest in 300,000 share options representing 0.03% of the total issued share capital of the Company. Save as aforesaid, he has no other interests in the Shares within the meaning of Part XV of the SFO. His appointment as an Executive Director of the Company shall continue for a term of three years until 31st December 2008 subject to the provisions of the Company's Articles of Association or any other applicable laws. For the year ended 31st December 2006, Mr. Tang received from the Company a director's fee of HK$200,000 per annum. Such fees are determined by reference to job responsibilities and industry benchmark as reviewed by the Remuneration Committee from time to time.

Save for the information disclosed above, there are no other matters that need to be brought to the attention of the Shareholders nor is there any information required to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Listing Rules in respect of the Directors proposed to be re-elected at the 2007 Annual General Meeting.

此乃要件　請即處理

閣下如對本通函任何方面有任何疑問，應諮詢 閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下上海實業控股有限公司之股份全部**售出或轉讓**，應立即將本通函交予買主或承讓人或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(於香港註冊成立之有限公司)

(股份代號：363)

一般性授權購回股份
及發行股份
及
重選退任董事之建議

上海實業控股有限公司謹訂於二零零七年五月三十日(星期三)下午三時正假座香港灣仔告士打道三十九號夏慤大廈二十六樓本公司會議室舉行2007年股東週年大會。2007年股東週年大會通告已附載於年報內。

無論 台端能否出席大會，務請按照代表委任表格上印列之指示將該表格填妥並盡快交回，且無論如何最遲須於大會指定舉行時間四十八小時前交回。股東填妥及交回代表委任表格後，屆時仍可親身出席2007年股東週年大會並可於會上投票。

本說明函件載有根據上市規則之規定向股東提供之全部必要資料。

二零零七年四月三十日

目　錄

頁次

釋義 1

董事會函件

1. 緒言 3

2. 建議本公司購回股份及發行股份之一般性授權 4

3. 建議重選退任董事 4

4. 2007年股東週年大會 4

5. 於股東週年大會上要求投票表決之程序 5

6. 推薦 5

附錄一 － 說明函件 6

附錄二 － 擬重選之退任董事之個人資料 9

在本通函內，除文義另有所指外，下列詞語之涵義如下：

詞彙	涵義
「2007年股東週年大會」	本公司將於二零零七年五月三十日(星期三)下午三時正假座香港灣仔告士打道三十九號夏慤大廈二十六樓本公司會議室舉行之股東週年大會；
「年報」	隨同本通函發送予各股東之本公司2006年年報；
「本公司」	上海實業控股有限公司，於香港註冊成立的有限責任公司，其股份於聯交所主板上市(股份編號：363)；
「關連人士」	本公司或其任何附屬公司之董事、最高行政人員或主要股東或彼等各自之聯繫人士(按上市規則所界定)；
「董事」	本公司董事；
「本集團」	本公司及其附屬公司；
「香港」	中國香港特別行政區；
「發行授權」	配發、發行及處理不超過於該決議案獲通過當日本公司已發行股本面值總額20%股份(及可行使或兌換成為股份之證券)之一般性及無條件授權；
「最後實際可行日期」	二零零七年四月二十日，即本通函付印前為確定其所載若干資料之最後實際可行日期；
「上市規則」	聯交所證券上市規則；
「通告」	載於本公司年報內日期為二零零七年四月三十日之2007年股東週年大會通告；

「中國」	中華人民共和國；
「購回授權」	行使本公司所有權力購回不超過該決議案獲通過當日已發行及繳足股份面值總額10%之一般性及無條件授權；
「證券及期貨條例」	證券及期貨條例（香港法例第571章）；
「股份」	本公司股本中每股面值0.10元普通股股份；
「股東」	股份之登記持有人；
「上實集團」	上海實業（集團）有限公司，於香港註冊成立的有限公司；
「上實醫藥」	上海實業醫藥投資股份有限公司，一家於中國註冊成立的股份有限公司，為本公司之附屬公司，並於上海證券交易所A股市場上市（證券代碼：600607）；
「聯交所」	香港聯合交易所有限公司；
「收購守則」	香港公司收購、合併及股份購回守則；及
「港元」	香港法定貨幣港元。

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(於香港註冊成立之有限公司)
(股份代號：363)

董事
執行董事：
蔡來興先生*(董事長)*
蔡育天先生*(副董事長及行政總裁)*
瞿　定先生*(副董事長及常務副行政總裁)*
呂明方先生
丁忠德先生
錢世政先生*(副行政總裁)*
姚　方先生
唐　鈞先生

獨立非執行董事：
羅嘉瑞先生
吳家瑋先生
梁伯韜先生

註冊辦事處：
香港灣仔
告士打道三十九號
夏愨大廈二十六樓

敬啟者：

一般性授權購回股份
及發行股份
及
重選退任董事之建議

1. 緒言

本通函旨在向　閣下提供有關購回授權、發行授權及重選退任董事之建議之資料，及尋求　閣下在2007年股東週年大會上批准(其中包括)該等事宜。

2. 建議本公司購回股份及發行股份之一般性授權

本公司於二零零六年五月三十日舉行之股東週年大會上授予董事一般性授權：(i)配發、發行及處理不超過該普通決議案獲通過當日本公司已發行股本20%之股份(及可行使或兑換成為股份之證券)及(ii)行使本公司權力購回不超過該普通決議案獲通過當日本公司已發行股本10%之股份。該等授權將於2007年股東週年大會完畢後失效。

於2007年股東週年大會上將提呈一項載於通告內之普通決議案，以授出購回授權予董事。

購回授權將維持有效，直至本公司下屆股東週年大會或法例或本公司組織章程細則規定須召開下屆股東週年大會之限期屆滿時，或直至股東於股東大會上通過普通決議案撤回或修訂購回授權為止(以較早者為準)。

2007年股東週年大會亦將提呈另外兩項普通決議案，以分別授出發行授權予董事及將發行授權加入本公司根據購回授權而購回之股份數額。

上市規則規定的説明函件載於本通函附錄一。

3. 建議重選退任董事

根據本公司組織章程細則第92條及第101條及上市規則附錄十四《企業管治常規守則》，瞿定先生、呂明方先生、姚方先生及唐鈞先生將於2007年股東週年大會上告退，惟彼等已表示願意膺選連任。

上市規則所規定須在本通函披露彼等之個人資料已載述於本通函附錄二。

4. 2007年股東週年大會

於2007年股東週年大會上，將提呈若干普通決議案批准購回授權、發行授權及擴大發行授權。

通告載於年報第147頁至第150頁。股東務請閱讀通告，並按照適用於2007年股東週年大會之代表委任表格所印指示填妥表格及交回。

5. 於股東週年大會上要求投票表決之程序

根據本公司組織章程細則第73條，於任何股東大會上提呈表決之決議案須以舉手表決方式進行，惟根據上市規則或任何其它適用法律、規則或條例或(於宣佈舉手表決結果之前或當時)以有效要求點票方式表決則作別論。以點票方式表決之要求可由下列人士提出：

(a) 主席；或

(b) 至少三名出席股東，或倘為一名公司股東，則為獲該公司正式授權代表或委任代表並於當時有權於大會投票者；或

(c) 任何一名或多名出席股東，或倘為一名有權公司股東，則為獲該公司正式授權代表或委任代表，彼等須佔有權於股東大會上投票之所有股東總投票權不少於十分之一；或

(d) 任何一名或多名出席股東，或倘為一名公司股東，則為獲該公司正式授權代表或委任代表，並持有附帶權利有權於股東大會上投票之本公司已繳股款股份者，合共股份須佔相等於附帶該項權利之所有已繳股款股份不少於十分之一。

6. 推薦

董事認為授予購回授權、發行授權、擴大發行授權及重選退任董事乃符合本公司及股東之利益，故推薦股東投票贊成將於2007年股東週年大會上提呈之有關決議案。

此 致

本公司列位股東 台照

代表董事會
董事長
蔡來興

二零零七年四月三十日

本說明函件載有上市規則規定之所有資料以供　閣下考慮購回授權之事宜。

上市規則允許於聯交所作主要上市之公司在遵從若干限制下於聯交所購回其已繳足股份，有關最為重要之限制概述如下：

1. 股本

於最後實際可行日期，本公司已發行股本為968,504,000股股份。假設本公司在2007年股東週年大會前並無發行或購回任何股份，則本公司根據購回授權將獲准購回最多96,850,400股股份，佔於最後實際可行日期之已發行股份10%。

2. 購回股份之理由

董事現無意購回任何股份，目前亦不可能預料何時為董事認為適宜購回股份之情況，董事僅會於其認為該項購回乃符合本公司及股東利益之情況下購回股份。該等購回事宜可提高每股股份盈利(惟須視乎當時之市況及資金安排而定)。

3. 資金來源

現建議根據購回授權購回股份之所需資金將由本公司之內部資金及可動用銀行融資撥付，而本公司僅可按照香港適用法例及本公司之組織章程大綱及細則依法動用可撥作此用途之資金購回股份。

4. 營運資金或負債水平

倘購回授權乃於建議購回期間內隨時全面行使，將不會對本公司所需具備之營運資金或其負債水平構成重大不利影響(較本公司截至二零零六年十二月三十一日止年度帳目所披露之狀況而言)。倘因行使購回授權而對董事不時認為本公司所需具備之營運資金或其負債水平構成重大不利影響時(較本公司截至二零零六年十二月三十一日止年度帳目所披露之狀況而言)，董事不擬行使購回授權。

5. 董事及彼等之聯繫人士

董事目前一概無意在股東批准購回授權的情況下向本公司出售股份。同時，經一切合理查詢後，就董事所深知及確信，彼等之任何聯繫人士（按上市規則所界定）目前亦無意在股東批准購回授權的情況下向本公司出售股份。

6. 關連人士

關連人士概無通知本公司彼等目前有意在本公司獲授權購回股份時的情況下向本公司出售已發行或將予發行之股份；彼等亦無承諾在本公司獲授權購回股份的情況下，不會向本公司出售任何由彼等持有之已發行或將向其發行之股份。

7. 董事之承諾

董事已向聯交所作出承諾，根據提呈之決議案而行使本公司權力購回股份時，必定遵守上市規則、香港所有適用之法例及本公司之組織章程大綱及細則所載之規定。

8. 收購守則之影響

倘因購回股份而致使某股東所佔之本公司投票權比例增加，就收購守則而言，是項權益增加將被視作一項收購。故此，一位股東或一致行動之多位股東可能獲得或鞏固對本公司之控制權，因而必須根據收購守則第二十六條及因增加權益而可能適用之規定提出強制性收購。

於最後實際可行日期，上實集團透過其全資附屬公司，即上海投資控股有限公司、SIIC Capital (B.V.I.) Ltd.及上海實業崇明開發建設有限公司分別持有468,066,000股、80,000,000股及10,000股股份，因此，上實集團被視作擁有上述公司各自所持有之股份權益，該等股份佔本公司已發行股本總額約56.59%。

倘上述公司持有之股份不變，而董事會全面行使購回股份之權力，上實集團之持股權將由約56.59%增至約62.88%。該增幅將不會引致根據收購守則第二十六條所定須提出強制性收購之責任。因此董事認為購回股份將不會引致根據收購守則所產生的後果。本公司不會購回股份致使公眾持有本公司股本總額低於25%。

9. 股份價格

以下為股份於截至最後實際可行日期止過去十二個月期間每月在聯交所之最高及最低成交價：

月份	每股 最高 *港元*	 最低 *港元*
二零零六年		
四月	18.15	16.60
五月	17.60	14.70
六月	15.40	13.50
七月	15.18	14.40
八月	15.34	14.70
九月	15.94	14.38
十月	15.60	14.88
十一月	16.56	15.10
十二月	16.86	15.92
二零零七年		
一月	18.16	16.78
二月	19.60	16.48
三月	18.50	17.00
四月(截至最後實際可行日期止)	20.50	18.18

10. 股份購回

在最後實際可行日期前之六個月，本公司並無進行股份購回。

以下為瞿定先生、呂明方先生、姚方先生及唐鈞先生之個人資料，彼等根據本公司組織章程第92條及第101條將於2007年股東週年大會上告退，惟彼等已表示願意膺選連任：

瞿定先生，57歲，於二零零四年八月加入本公司，現為本公司的執行董事、副董事長及常務副行政總裁。彼於一九九六年一月加入上實集團，現為上實集團執行董事及常務副總裁。彼同時為上海實業發展股份有限公司監事長。瞿先生畢業於東北師範大學經濟管理專業，並獲授經濟師職稱。彼曾任上海市人事局國際交流合作處處長、上海市任職資格考試中心主任及上海市幹部培訓中心主任，在人力資源和經濟管理方面積逾三十多年工作經驗。

於最後實際可行日期，瞿先生與本公司任何董事、高級管理人員、主要或控股股東並無任何關係。彼持有1,250,000股股份及560,000股購股期權個人權益，合共佔本公司已發行股本總數0.19%。除此以外，彼並無持有根據證券及期貨條例第XV部所指之其他權益。瞿先生與本公司訂有服務協議，由二零零六年一月一日起生效，協議任何一方可以六個月事先書面通知終止協議。彼每年獲發基本薪金約2,250,990港元，以及就出任本公司薪酬委員會成員收取年費50,000港元。此外，彼可獲由本公司全權酌情根據本集團之經營業績、市場薪酬水平及董事工作表現決定發放之酌情花紅款項。董事薪酬乃參照公司經營業績、市場環境及董事職責等因素而釐定。

呂明方先生，50歲，於二零零二年一月加入本公司。呂先生現為本公司及上實集團執行董事、上實醫藥和上海實業醫藥集團有限公司董事長及聯華超市股份有限公司非執行董事兼副董事長。彼畢業於復旦大學和香港中文大學，先後獲復旦大學經濟學碩士學位和香港中文大學專業會計學碩士學位，並獲授高級經濟師職稱。呂先生曾在上海市藥材公司、上海市醫藥管理局、文滙報社、上海萬國證券公司(現申銀萬國證券股份有限公司)等任職。一九九五年七月加入上實集團，曾任本公司行政總裁、上實集團資產經營部副總經理、上海上實資產經營有限公司董事兼常務副總經理、上海實業聯合集團股份有限公司(現為上實醫藥)董事總經理、上實集團助理總裁兼計劃財務部總經理、上實集團副總裁等職。彼有二十多年管理經驗，其中包括十多年投資銀行業務和上市公司工作經驗。

於最後實際可行日期，呂先生與本公司任何董事、高級管理人員、主要或控股股東並無任何關係。彼持有4,200,000股股份及480,000股購股期權個人權益，合共佔本公司已發行股本總數0.48%，並持有上實醫藥23,400股股份個人權益，佔上實醫藥已發行股本總數0.01%。除此以外，彼並無持有根據證券及期貨條例第XV部所指之其他權益。彼獲委任為本公司執行董事之任期為三年直至二零零八年十二月三十一日止，並須遵照本公司組織章程細則及其他相關法律之規定。截至二零零六年十二月三十一日止年度，呂先生獲發每年董事袍金200,000港元。董事袍金乃參照董事職責及市場水平而釐定，並由薪酬委員會不時予以審訂。

姚方先生，37歲，於二零零三年五月獲委任為本公司執行董事。彼為上實醫藥董事兼總經理、上海醫療器械股份有限公司、廣東天普生化醫藥股份有限公司、上海三維生物技術有限公司董事長，以及光明乳業股份有限公司和深圳康泰生物製品股份有限公司副董事長。彼亦為廈門中藥廠有限公司、遼寧好護士藥業(集團)有限責任公司、常州藥業股份有限公司和微創醫療器械(上海)有限公司董事以及中芯國際集成電路製造有限公司非執行董事。彼畢業於香港中文大學，獲工商管理碩士學位。姚先生於一九九六年四月加入上實集團。曾任職於交通銀行上海分行和上海萬國證券公司(現申銀萬國證券股份有限公司)。彼在資金和資本市場運作方面積逾十年從業經驗。

於最後實際可行日期，姚先生與本公司任何董事、高級管理人員、主要或控股股東並無任何關係。彼持有200,000股股份個人權益，佔本公司已發行股本總數0.02%。除此以外，彼並無持有根據證券及期貨條例第XV部所指之其他權益。彼獲委任為本公司執行董事之任期為三年直至二零零八年十二月三十一日止，並須遵照本公司組織章程細則及其他相關法律之規定。截至二零零六年十二月三十一日止年度，姚先生獲發每年董事袍金200,000港元。董事袍金乃參照董事職責及市場水平而釐定，並由薪酬委員會不時予以審訂。

唐鈞先生，40歲，於二零零四年六月獲委任為本公司執行董事。彼為上實集團審計部總經理及計劃財務部副總經理。彼畢業於國立南澳大學，獲工商管理碩士學位，並獲授高級審計師職稱，為中國註冊會計師協會會員。唐先生曾任上海市審計局外資運用審計處副處長，在審計和財金實務方面擁有十多年工作經驗。

於最後實際可行日期，唐先生與本公司任何董事、高級管理人員、主要或控股股東並無任何關係。彼持有300,000股購股期權個人權益，佔本公司已發行股本總數0.03%。除此以外，彼並無持有根據證券及期貨條例第XV部所指之其他權益。 彼獲委任為本公司執行董事之任期為三年直至二零零八年十二月三十一日止，並須遵照本公司組織章程細則及其他相關法律之規定。截至二零零六年十二月三十一日止年度，唐先生獲發每年董事袍金200,000港元。董事袍金乃參照董事職責及市場水平而釐定，並由薪酬委員會不時予以審訂。

除上文披露的資料外，關於將在2007年股東週年大會上膺選連任的董事，概無其他事項須知會股東，亦無任何其他須根據上市規則第13.51(2)條的任何規定予以披露的資料。

South China Morning Post
Publication Date : 30th April 2007

SIIC 上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 363)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of Shanghai Industrial Holdings Limited (the "Company") will be held at the Conference Room of the Company at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong on Wednesday, 30th May 2007 at 3:00 p.m. for the following purposes:–

ORDINARY BUSINESS

1. To receive and consider the audited consolidated Financial Statements of the Company for the year ended 31st December 2006 together with the Reports of the Directors and the Auditor thereon.
2. To declare a final dividend.
3. To re-elect retiring Directors and authorise the Board of Directors to fix the Directors' remuneration.
4. To re-appoint Auditor and authorise the Board of Directors to fix Auditor's remuneration.

SPECIAL BUSINESS

To consider and, if thought fit, pass the following ordinary resolutions:

5. To grant a general and unconditional mandate to the Directors to repurchase issued and fully-paid shares not exceeding 10 percent of the aggregate nominal amount of the shares of the Company in issue at the date of passing the resolution.
6. To grant a general and unconditional mandate to the Directors to allot, issue and deal with shares of the Company with an aggregate nominal value not exceeding 20 percent of the aggregate nominal amount of the shares of the Company in issue at the date of passing the resolution.
7. Conditional on the passing of Resolutions numbered 5 and 6, to extend the general and unconditional mandate granted by Resolution numbered 6 by adding thereto the shares repurchased pursuant to the general mandate granted by Resolution numbered 5.

By Order of the Board
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 30th April 2007

Notes:

(1) This is a summary of the full text of the notice of Annual General Meeting. The full text of Resolutions numbered 5, 6 and 7 above is set out in the notice of Annual General Meeting which was included in the Annual Report 2006 despatched to Shareholders together with the proposed general mandates to repurchase shares and to issue shares and re-election of retiring Directors dated 30th April 2007 (the "Circular").

(2) A member entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and on a poll, vote on his behalf. The proxy need not be a Shareholder of the Company.

(3) In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power of attorney or authority, must be deposited at the registered office of the Company at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time for holding the meeting or adjourned meeting or poll (as the case may be). Completion and return of a form of proxy will not preclude a Shareholder from attending and voting in person if he is subsequently able to be present and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

(4) The Register of Members of the Company will be closed from Monday, 28th May 2007 to Wednesday, 30th May 2007, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Secretaries Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong by 4:30 p.m. on Friday, 25th May 2007.

(5) The Board of Directors has recommended a final dividend for the year ended 31st December 2006 of HK30 cents per share.

(6) Concerning Resolution numbered 3 above, Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Yao Fang and Mr. Tang Jun will retire by rotation and, being eligible, have offered themselves for re-election at the Annual General Meeting. Biographical details of the above Directors are set out in Appendix II to the Circular.

(7) Concerning Resolutions numbered 5 and 6 above, the Directors wish to state that there are no immediate plans to repurchase any existing shares or to issue any new shares or warrants. The Explanatory Statement containing the information necessary to enable the Shareholders to make an informed decision on whether to vote for or against the Resolution numbered 5 to approve the repurchase by the Company of its own shares, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited is set out in Appendix I to the Circular.

(8) The proxy form for use at the Annual General Meeting is sent to Shareholders together with the Annual Report 2006 on Monday, 30th April 2007 and is published on the website of The Stock Exchange of Hong Kong Limited at http://www.hkex.com.hk and can also be downloaded from the Company website at http://www.sihl.com.hk.

As at the date of this notice, the Board of Directors of the Company comprises eight Executive Directors, namely Mr. Cai Lai Xing, Mr. Cai Yu Tian, Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Ding Zhong De, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun; three Independent Non-Executive Directors, namely, Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis.

END